ANNUAL REPORT
2024

AAM DELIVERS POWER
THAT MOVES THE WORLD.

As a leading global tier 1 automotive and mobility supplier, AAM designs, engineers and manufactures driveline and metal forming technologies to support electric, hybrid and internal combustion vehicles. Headquartered in Detroit with over 75 facilities in 16 countries, AAM is bringing the future faster for a safer and more sustainable tomorrow.
To learn more, visit aam.com.





2024 FINANCIAL HIGHLIGHTS

$6.1B   SALES

$749M   ADJUSTED EBITDA*

$455M   CASH PROVIDED BY OPERATING ACTIVITIES



DEAR SHAREHOLDERS:

2024 was a year of progress for AAM as we achieved positive operational momentum with a strong focus on managing factors under our control while navigating in a dynamic industry backdrop highlighted by shifts in propulsion trends. We view these industry changes as an opportunity to demonstrate our ability to meet customer needs and further cement our commitment to delivering on our long-term heritage of quality, operational excellence and technology leadership.

AAM ended 2024 with $6.1 billion in sales, $749 million in adjusted EBITDA and generated operating cash flow of $455 million. To further solidify our financial footing, we also reduced our outstanding senior debt by nearly $130 million, and we have no significant debt maturities until 2027.

* Adjusted EBITDA is a non-GAAP measure. Refer to section entitled "Reconciliation of Non-GAAP and GAAP Information" in our Form 10-K included in this Annual Report for the definition and reconciliation.

AAM'S COMPREHENSIVE PRODUCT PORTFOLIO

is well positioned to support the changing propulsion landscape with significant content-per-vehicle opportunity. Our longer-term view is multiple powertrain systems (Internal Combustion Engines (ICE), Hybrids and Electric) will co-exist for many years, especially in our core segments and operating geographies. That stated, we are very pleased to share that substantially all of our key driveline legacy business has been secured with production lasting beyond the 2030 time period, driving solid cash-flow-generation opportunities. In addition, with recent market developments, especially in North America, we believe there will be life-cycle extensions for a number of our current ICE programs. The strategy is clear — secure and generate returns from our legacy core business and invest for a powertrain agnostic future, including electrification.

We continue to experience strong demand for our traditional business, exemplified by our recent launches and new business awards. During the second half of 2024, we began production of a notable program to deliver power-transfer units and rear drive modules for General Motors' next-generation Chevrolet Equinox and GMC Terrain. This was followed up with a significant program launch to produce axles for the next-generation RAM Heavy Duty. Both businesses are very important to AAM. In metal forming, we launched multiple products in support of global OEMs' ICE platforms and announced several important new business wins, including a contract to supply components for an international manufacturer's multi-propulsion vehicle platform.



2025 Chevrolet Equinox



New business wins include our continued traction with electric beam axles in Asia.

Although the pace for electric vehicle adoption faces near to medium-term volatility, AAM remains dedicated to becoming a supplier of choice for electric propulsion driven by the focused development of our platform technology. AAM has a comprehensive range of electric products, including components, sub-systems, gearboxes, fully assembled electric drive units and electric beam axles. Our award-winning 3-in-1 electric drive platform technology delivers significant power output to mass ratio by incorporating a high-speed motor, unique gearbox design and integrated form functioning power electronics. As such, in 2024, we secured additional electric vehicle business and successfully launched several programs. New business wins include our continued traction with electric beam axles in Asia, a 3-in-1 electric drive unit for XPENG and numerous electric vehicle component awards. Furthermore, we experienced an active EV launch schedule encompassing multiple electric drive variant programs and components. With its solid technology, AAM is optimally positioned to compete and succeed in this new environment.



2025 Ram 2500 Heavy Duty Laramie

To further position us for long-term value creation through size and scale, we announced in early 2025 our transformational combination with Dowlais Group plc (Dowlais), which will bring together two complementary global tier one suppliers to create a leading global driveline and metal forming company in the world. The combination will create a more balanced and more resilient company with revenues on a non-adjusted combined basis of approximately $12 billion, combined adjusted EBITDA margin, including $300 million of run rate synergies, of approximately 14%, and we anticipate day one net leverage, after the impact of transaction financing, of approximately 2.5x (including full run rate synergies. We estimate the cash-flow-generating potential is very strong, giving us more confidence about quicker deleveraging and the strong consideration to return capital to shareholders. In addition, this deal will result in a complementary product portfolio with Dowlais' strength in sideshafts coupled with AAM's strength in axles. From a diversification standpoint, the combined business will benefit greatly from a more balanced customer mix and geographic presence. Our North American dependence will be reduced to 54% from 73% today, while our European and Asian exposure will grow. This improved geographic balance will allow us to better serve our customers, which positions us to grow the business we have and, importantly, gain new customers. Simply, this strategic transaction, upon closure, will be a game-changer for AAM.

Operating excellence and strategic planning for the future are important at AAM, but we understand our success hinges on having a well-run organization that is connected with the environment and our associates' needs.

As a result, environmental responsibility and an inclusive culture are important to us. Our goal of net-zero emissions by 2040 is supported by 100% carbon-free and renewable energy globally by 2035. In addition, we achieved our 2025 goal of 100% carbon-free and renewable energy in the U.S. ahead of schedule. Advancing inclusiveness aligns with our cultural values and strategic principles and is reinforced by our related 2030 global goals. AAM builds a sense of belonging for our associates and promotes community engagement. We look forward to sharing additional information with you when we publish our 2024 Sustainability Report in spring 2025.

In conclusion, as we enter 2025, we remain dedicated to building long-term shareholder value by manufacturing quality products with class-leading efficiency and developing new mobility technologies while remaining financially disciplined. AAM's plan is to continue to invest in establishing a comprehensive powertrain agnostic product portfolio spanning from components to full systems while leveraging our legacy business. With our solid foundation, we are optimistic about our future and look forward to bringing the future faster.

AS ALWAYS, THANK YOU FOR YOUR CONTINUED SUPPORT.

David C. Dauch

DAVID C. DAUCH
Chairman & Chief Executive Officer

LEADERSHIP

As of March 6, 2025

OFFICERS


DAVID C. DAUCH
Chairman of the Board &
Chief Executive Officer


MICHAEL J. LYNCH
President &
Chief Operating Officer


CHRISTOPHER J. MAY
Executive Vice President &
Chief Financial Officer


TERRI M. KEMP
Senior Vice President –
Human Resources & Sustainability


TOLGA I. OAL
President – Driveline


MATTHEW K. PAROLY
Vice President &
General Counsel

BOARD OF DIRECTORS


DAVID C. DAUCH Ⓔ
Chairman of the Board &
Chief Executive Officer


JAMES A. MCCASLIN Ⓐ Ⓖ Ⓒ Ⓔ Ⓣ
Retired President & Chief Operating Officer
Harley Davidson Motor Company


SANDRA E. PIERCE Ⓐ Ⓒ
Corporate Board Executive, CEO Advisor
& Community Strategist


ELIZABETH A. CHAPPELL Ⓖ Ⓣ
Former President & Chief Executive
Officer, Detroit Economic Club


WILLIAM P. MILLER II Ⓐ Ⓣ
Senior Managing Director: Capital Markets,
Investments and Governance Financial
Markets International, Inc.


JOHN F. SMITH Ⓐ Ⓔ Ⓣ
Principal of Eagle Advisors
Retired Group Vice President,
General Motors


WILLIAM L. KOZYRA Ⓖ Ⓒ Ⓣ
Chairman & Chief Executive
Officer, Wilko Plastics, Inc.


ALEKSANDRA A. MIZIOLEK Ⓣ Ⓖ
Retired Chief Transformational Officer,
Cooper-Standard Holdings, Inc.


SAMUEL VALENTI III Ⓐ Ⓖ Ⓒ
Chairman & Chief Executive Officer
Valenti Capital LLC



PETER D. LYONS Ⓖ Ⓒ
Counsel
Freshfields Bruckhaus Deringer U.S. LLP

HERBERT K. PARKER Ⓐ Ⓖ
Retired Executive Vice President
of Operational Excellence & Chief
Financial Officer, Harman International

Ⓐ Audit Committee
Ⓖ Nominating/Corporate Governance Committee
Ⓒ Compensation Committee
Ⓔ Executive Committee
Ⓣ Technology Committee

STOCKHOLDER INFORMATION

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
One Dauch Drive
Detroit, MI 48211-1198
Telephone: (313) 758-2000
www.aam.com

CORPORATE NEWS RELEASES
Corporate news releases are available on
our website at aam.com

ANNUAL MEETING OF STOCKHOLDERS
The 2024 Annual Meeting of Stockholders will be held on
May 1, 2025, at 8:00 a.m. ET.

FORM 10-K ANNUAL REPORT
AAM's Form 10-K Annual Report for 2024, filed with the Securities
and Exchange Commission, is available on our website or from:
    American Axle & Manufacturing Holdings, Inc.
    Investors Relations
    One Dauch Drive
    Detroit, MI 48211-1198
    Telephone: (313) 758-2000

EQUITY SECURITIES
Inquiries related to shareholder records; change of name,
address, ownership of stock and lost or stolen stock
certificates should be directed to the transfer agent and registrar.
    Computershare
    C/O: Shareholder Services
    P.O. Box 43078
    Providence, RI 02940-3078
    Internet: www.computershare.com/investor

STOCK LISTING
The New York Stock Exchange is the principal market for AAM
common stock. Ticker Symbol: AXL

STOCKHOLDERS
As of March 6, 2025, there were 139 stockholders of record.

STOCK PERFORMANCE
Comparison of cumulative total return of AAM with the cumulative
return of our 2024 competitor peer group (Adient plc, Autoliv Inc.,
BorgWarner Inc., Cooper-Standard Holdings Inc., Dana Incorporated,
Garrett Motion Inc., Lear Corporation and Magna International Inc.)
and the Standard & Poor's 500 Composite Index assuming $100
invested on December 31, 2019, through December 31, 2024.

The closing price of AXL on December 31, 2024, was $5.83.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among American Axle & Manufacturing Holdings,
the S&P 500 Index and a Peer Group



*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

DISCLOSURES

ADDITIONAL INFORMATION

This Annual Report may be deemed to be solicitation material in respect of the recommended offer by American Axle & Manufacturing Holdings, Inc. (the "Company") to acquire the entire issued and to be issued share capital (the "Business Combination") of Dowlais Group plc ("Dowlais"), a public limited company incorporated in England and Wales, including the issuance of shares of the Company's common stock ("Company Common Stock") in respect of the Business Combination. In connection with the foregoing proposed issuance of Company Common Stock (the "Share Issuance"), the Company expects to file a proxy statement on Schedule 14A, including any amendments and supplements thereto (the "Proxy Statement") with the United States Securities and Exchange Commission (the "SEC"). To the extent the Business Combination is effected as a scheme of arrangement under English law, the Share Issuance would not be expected to require registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an exemption provided by Section 3(a)(10) under the Securities Act. In the event that the Company exercises its right to elect to implement the Business Combination by way of a takeover offer (as defined in the UK Companies Act 2006) or otherwise determines to conduct the Business Combination in a manner that is not exempt from the registration requirements of the Securities Act, the Company expects to file a registration statement with the SEC containing a prospectus with respect to the Share Issuance. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT, THE SCHEME DOCUMENT, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement, the scheme document, and other documents filed by the Company with the SEC at the SEC's website at http://www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Proxy Statement, the scheme document, and other documents filed by the Company with the SEC at https://www.aam.com/investors.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, its directors, executive officers and certain other members of management and employees will be participants in the solicitation of proxies from the Company's stockholders in respect of the Business Combination, including the proposed issuance of Company Common Stock in connection with the Business Combination. Information regarding the Company's directors and executive officers is contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of the Company, which was filed with the SEC on February 14, 2025 and in the definitive proxy statement on Schedule 14A for the Company's annual meeting of stockholders of the Company, which was filed with the SEC on March 21, 2024 and the Current Report on Form 8-K of the Company, which was filed with the SEC on May 2, 2024. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement when it is filed with the SEC. To the extent holdings of the Company's securities by its directors or executive officers change from the amounts set forth in the Proxy Statement, such changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC by the Company. These documents may be obtained free of charge from the SEC's website at www.sec.gov and the Company's website at https://www.aam.com/investors.

QUANTIFIED FINANCIAL BENEFITS STATEMENT

This Annual Report contains statements of estimated cost savings and synergies arising from the Business Combination with Dowlais (the "Quantified Financial Benefits Statements").

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to in the Quantified Financial Benefits Statement may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Quantified Financial Benefits Statement, or this Annual Report generally, should be construed as a profit forecast or interpreted to mean that the combined company's earnings in the first full year following the date on which the Business Combination becomes effective, or in any subsequent period, would necessarily match or be greater than or be less than those of the Company or Dowlais for the relevant preceding financial period or any other period. For the purposes of Rule 28 of the United Kingdom City Code on Takeovers and Mergers, the Quantified Financial Benefits Statement contained in this presentation is the responsibility of the Company and the Company's directors.

A copy of the Quantified Financial Benefits Statements, the bases of belief, principal assumptions and sources of information in respect of any quantified financial benefits statement are set out in Appendix 6 of the Rule 2.7 announcement made by the Company and Dowlais on January 29, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission file number 1-14303

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-3161171**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Dauch Drive, Detroit, Michigan	**48211-1198**
(Address of principal executive offices)	(Zip Code)

313-758-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.01 Per Share	**AXL**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company, ”and “emerging growth company” in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The closing price of the Common Stock on June 28, 2024 as reported on the New York Stock Exchange was $6.99 per share and the aggregate market value of the registrant's Common Stock held by non-affiliates was approximately $802.2 million. As of February 11, 2025, the latest practicable date, the number of shares of the registrant's Common Stock, $0.01 par value, outstanding was 117,581,028 shares.

Documents Incorporated by Reference
Portions of the registrant's Annual Report to Stockholders for the year ended December 31, 2024 and Proxy Statement for use in connection with its Annual Meeting of Stockholders to be held on May 8, 2025, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after December 31, 2024, are incorporated by reference in Part I (Items 1, 1A, 1B, 1C, 2, 3 and 4), Part II (Items 5, 6, 7, 7A, 8, 9, 9A, 9B and 9C), Part III (Items 10, 11, 12, 13 and 14) and Part IV (Item 15) of this Report.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
TABLE OF CONTENTS - ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2024

Item 1.   Business

As used in this report, except as otherwise indicated in information incorporated by reference, references to "our Company," "we," "our," "us" or "AAM" mean American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries and predecessors, collectively.

General Development of Business

Holdings, a Delaware corporation, is a successor to American Axle & Manufacturing of Michigan, Inc., a Michigan corporation, pursuant to a migratory merger between these entities in 1999. In 2017, we acquired Metaldyne Performance Group, Inc. (MPG), with MPG becoming a wholly-owned subsidiary of Holdings.

Narrative Description of Business

Company Overview

As a leading global tier 1 automotive and mobility supplier, AAM designs, engineers and manufactures Driveline and Metal Forming technologies to support electric, hybrid and internal combustion vehicles. Headquartered in Detroit, Michigan, with over 75 facilities in 16 countries, AAM is bringing the future faster for a safer and more sustainable tomorrow.

Major Customers

We are a primary supplier of driveline components to General Motors Company (GM) for its full-size rear-wheel drive (RWD) light trucks, sport utility vehicles (SUV), and crossover vehicles manufactured in North America, supplying a significant portion of GM's rear axle and four-wheel drive and all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. We also supply GM with various products from our Metal Forming segment. Sales to GM were approximately 42% of our consolidated net sales in 2024, 39% in 2023, and 40% in 2022.

We also supply driveline system products to Stellantis N.V. (Stellantis) for programs including the heavy-duty Ram full-size pickup trucks and its derivatives. In addition, we sell various products to Stellantis from our Metal Forming segment. Sales to Stellantis were approximately 13% of our consolidated net sales in 2024, 16% in 2023, and 18% in 2022.

We are also a supplier to Ford Motor Company (Ford) for driveline system products on certain vehicle programs including the Bronco Sport, Maverick, Edge, Escape and Lincoln Nautilus, and we also sell various products to Ford from our Metal Forming segment. Sales to Ford were approximately 13% of our consolidated net sales in 2024, and 12% in 2023 and 2022.

No other customer represented 10% or more of consolidated net sales during these periods.

Business Strategy

We have aligned our business strategy to build value for our key stakeholders. We accomplish our strategic objectives by capitalizing on our competitive strengths and continuing to diversify our customer, product and geographic sales mix, while providing exceptional value to our customers. We are focused on securing and enhancing our core business of manufacturing products that support internal combustion engine (ICE) vehicle programs by delivering operational excellence and quality products to our customers, while growing our hybrid and electric vehicle business, as end-user acceptance of these vehicle types is expected to grow in the future.

Competitive Strengths

We achieve our strategic objectives by emphasizing a commitment to:

Sustaining our operational excellence and focus on cost management.

- We deliver operational excellence by leveraging our global standards, policies and best practices across all disciplines through the use of the AAM Operating System, which includes, among other elements, our S^4 (S-to-the-fourth) safety system, Q^4 (Q-to-the-fourth) quality system and E^4 (E-to-the-fourth) energy and environmental sustainability system. We use this system to focus on customer satisfaction, lean production and efficient cost management, which allows us to improve quality, eliminate waste, and reduce lead time and total costs globally.

- We maintain a cost competitive, operationally flexible global manufacturing, engineering and sourcing footprint to compete in global growth markets, support global product development initiatives and maintain regional cost competitiveness.

- Our business is vertically integrated to reduce cost and mitigate risk. Our Metal Forming segment, in addition to supplying component parts to many external customers, is a key supplier to our Driveline segment, helping to ensure continuity of supply for certain parts to our largest manufacturing facilities.

- During 2024, we launched 11 programs across our business units for our customers including GM, Stellantis, Mercedes-AMG and Audi. In 2025, we expect to launch new and replacement programs for a variety of customers across our business units with Stellantis, Audi and Skywell, among others.

Maintaining our high quality standards, which are the foundation of our product durability and reliability.

- AAM's Q^4 internal quality assurance system drives continuous improvement to meet and exceed the growing expectations of our OEM customers.

- In 2024, five of our global facilities received the GM Supplier Quality Excellence Award for outstanding quality performance during the 2023 performance year.

- AAM was also recognized in 2024 for quality by several other customers including the Paccar 10 PPM Quality Award at our Hausach, Germany facility, the Ashok Leyland Certificate of Appreciation for Consistent Quality Performance at our Chennai, India facility and Pune, India facility, the Chery Excellent Supplier Award at our Changshu, China facility and the Jaguar Land Rover Quality Award at our Eisenach, Germany facility.

- For the 2024 performance year, AAM was recognized by Ford with the Q1 Quality Award at our Bluffton, Indiana facility and our Pyeongtaek, South Korea facility.

Achieving technology leadership by delivering innovative products that enhance our product portfolio while increasing our total global served market.

We are focused on securing and enhancing our core business, as the cash flows generated from our existing programs and products contribute to our research and development (R&D) investments that are expected to bring the future of the automotive industry faster.

Securing and Enhancing Our Core Business

- AAM has established a high-efficiency product portfolio that is designed to improve axle efficiency and fuel economy through innovative product design technologies. As our customers focus on reducing weight through the use of aluminum and other lightweighting alternatives, AAM is well positioned to offer innovative, industry leading solutions. Our portfolio includes high-efficiency axles, aluminum axles and AWD applications. AAM's lightweight axle technology features an innovative design, which offers significant mass reduction and increased fuel economy and efficiency that is scalable across multiple applications without the loss of performance or power.

- We have secured our core business as we have been awarded multiple next-generation full-size pickup truck front and rear axle programs, sport utility vehicle programs and crossover vehicle programs with OEM customers, and by also being named as the axle supplier for GM's Chevrolet Colorado and GMC Canyon mid-size pickup trucks. These awards are expected to generate revenues from mid-decade to beyond 2030.

- Our Metal Forming segment represents the largest automotive forging operation in the world, and provides engine, transmission, driveline and safety-critical components for light, commercial and industrial vehicles. We have developed advanced forging and machining process technologies to manufacture lightweight, highly precise and power-dense products. During 2024, our Metal Forming segment was awarded multiple internal combustion engine vehicle component programs by global OEMs.

- We continue to evaluate our existing product portfolio for areas that are not core to our business in order to enhance AAM's ability to compete globally while remaining cost competitive. During 2024, we entered into a definitive agreement to sell our commercial vehicle axle business and related assets in India (AAM India Manufacturing Corporation Pvt., Ltd.) for a sales price of $65 million, subject to certain customary adjustments at closing. The sale is expected to close in the first half of 2025, subject to customary closing conditions, including the receipt of regulatory approvals.

Bringing the Future Faster

- AAM's Advanced Technology Development Center (ATDC) at our Detroit campus, allows us to accelerate technological advancements. This state-of-the-art facility is our center for technology benchmarking, prototype development, advanced technology development, supplier collaboration, customer showcasing and associate training on our future products, processes, and systems. Our Rochester Hills Technical Center (RHTC) in Michigan works closely with the ATDC to test and validate new and advanced technologies focused on lightweighting, efficiency and vehicle performance using enhanced diagnostic and hardware assessment capabilities. Our European Headquarters and Engineering Center (EHEC) in Langen, Germany, serves as our center of excellence for research and development, product testing and prototype development in Europe, and our Innovation Center at the Richard E. Dauch Institute in Mexico is focused on identifying ways to improve productivity while implementing manufacturing solutions, as well as educating our associates on process optimization and technology advances.

- AAM's investment in R&D has resulted in the development of advanced technology products designed to assist our customers in meeting the market demands for vehicle electrification; advanced and sophisticated electronic controls; lower emissions; enhanced power density; improved ride and handling performance; and enhanced reliability and durability.

- AAM's electric drive technology is designed, engineered and manufactured to provide a diverse and scalable product portfolio of hybrid and electric driveline systems to our customers that range from low-cost value-oriented offerings to high-performance solutions. This includes our e-Beam axles which incorporate high-reduction gearboxes and highly-integrated inverters. These hybrid and electric driveline systems leverage AAM's experience in power density, torque transfer, noise-vibration-harshness reduction, heat management and systems integration, and are designed to improve fuel efficiency, reduce CO_2 emissions and provide AWD capability. Our e-drive technology is designed to be segment agnostic, enabling our products to support a variety of markets and vehicle types.

- During 2024, AAM announced new business awards in the Chinese market to supply Xpeng DiDi with 3-in-1 electric drive units, and to supply e-Beam axles to Skywell which is expected to launch in 2025.

- Also during 2024, AAM announced a new business award to supply components to a global OEM for its new modular platform that will support multiple propulsion systems, as well as new business awards to supply various electric vehicle components for multiple OEM customers, including electric drive gears for a European OEM.

Diversification of Customer, Product and Geographic Sales Mix

Another element of building value for our key stakeholders is the diversification of our business through the growth of new and existing customer relationships and expansion of our product portfolio. In addition to maintaining and building upon our long-standing relationships with GM, Stellantis and Ford, we are focused on generating profitable growth with new and existing global customers. Recent new business awards and program launches include customers such as Xpeng DiDi, Dongfeng and Skywell.

We are focused on increasing our presence in global markets to support our customers' platforms.

- As our customers design their products for global markets, they will continue to require global support from their suppliers. For this reason, it is critical that we maintain a global presence in these markets in order to remain competitive for new contracts. To expand our global capabilities, we have established business offices and engineering centers of excellence in research and development, product testing and prototype development in North America, Europe and Asia.

- We continue to evaluate and consider strategic opportunities that will complement our core strengths, supplement our diversification strategies and increase our presence in global markets, while providing future, profitable growth prospects. On January 29, 2025, we announced that we had reached an agreement with the Board of Directors of Dowlais Group plc (Dowlais) on the terms of a recommended cash and share offer to be made by AAM to acquire the entire issued and to be issued ordinary share capital of Dowlais for approximately $1.44 billion in cash and AAM shares. Our pending combination with Dowlais is a key step in achieving our goals of customer, product and geographic diversification.

Competition

We compete with a variety of independent suppliers and distributors, as well as with the in-house operations of certain vertically integrated OEMs. Technology, design, quality, delivery and cost are the primary elements of competition in our industry segments. In addition to traditional competitors in the automotive sector, the trend toward electrification and advanced electronic integration has increased the level of new market entrants. Further, some traditional automotive industry participants are developing strategic partnerships with technology companies as each party seeks to leverage the existing customer relationships and technical knowledge of the partner, and expedite the development and commercialization of new technology.

Industry Trends

See Item 7, "Management's Discussion and Analysis - Industry Trends."

Productive Materials

We believe that we have adequate sources of supply of productive materials and components for our manufacturing needs, including steel, aluminum and other metallic materials, and resources used for vehicle electrification and electronic integration. Most raw materials (such as steel) and semi-processed or finished items are available within the geographical regions of our operating facilities from qualified sources in quantities sufficient for our needs. We currently have contracts with our steel suppliers that help to ensure continuity of supply to our principal operating facilities. We also have validation and testing capabilities that enable us to strategically qualify steel sources on a global basis. If we continue to expand our global manufacturing footprint, we may need to rely on suppliers in local markets that have not yet proven their ability to meet our requirements.

The automotive industry continues to experience volatility in metal and commodity costs. In addition, labor shortages in certain regions in which our suppliers operate could cause production delays, a shortage of materials that we use in our manufacturing operations or increased cost of productive materials.

Patents and Trademarks

We maintain and have pending various United States (U.S.) and non-U.S. patents, trademarks and other rights to intellectual property relating to our business, which we believe are appropriate to protect our interest in existing products, new inventions, manufacturing processes and product developments. We do not believe that any single patent or trademark is material to our business, nor would expiration or invalidity of any patent or trademark have a material adverse effect on our business or our ability to compete.

Cyclicality and Seasonality

Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Typically, our business is also moderately seasonal as our major OEM customers historically have an extended shutdown of operations (normally 1-2 weeks) in conjunction with their model year changeover and an approximate one-week shutdown in the month of December. Our major OEM customers also occasionally have longer shutdowns of operations for program changeovers. Accordingly, our quarterly results may reflect these trends.

Litigation and Environmental Matters

We are involved in, or potentially subject to, various legal proceedings or claims incidental to our business. These include, but are not limited to, matters arising out of product warranties, contractual matters, and environmental obligations. Although the outcome of these matters cannot be predicted with certainty, at this time we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

We file U.S. federal, state and local income tax returns, as well as non-U.S. income tax returns in jurisdictions throughout the world. We are also subject to examinations of these tax returns by the relevant tax authorities. Negative or unexpected outcomes of these examinations and audits, and any related litigation, could have a material adverse impact on our results of operations, financial condition and cash flows. See Note 13 - Income Taxes for additional discussion regarding examinations and audits of our tax returns and pending tax litigation.

We are subject to various federal, state, local and non-U.S. environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. We have made, and anticipate continuing to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements at our current and former facilities. Such expenditures were not significant in 2024, 2023 and 2022.

Environmental, Social and Governance

Environmental Sustainability

We are committed throughout our operations to the conservation and protection of our natural resources and the environment. The AAM Operating System includes our E^4 system, which is AAM's energy and environmental sustainability program designed to drive continuous improvement in our operations by reducing energy consumption, greenhouse gas (GHG) emissions and water usage, while minimizing waste and lessening the environmental impact of our production operations. Additionally, we have committed to reaching net-zero carbon emissions by 2040, and have received the validation of our net-zero emissions targets by the climate-action organization Science Based Targets Initiative. We also have established a goal to purchase 100% of energy from renewable sources for our U.S. operations by the end of 2025 and globally by 2035.

We are subject to risks of environmental issues, including impacts of climate-related events, that could result in unforeseen disruptions or costs to our operations. We did not experience any climate-related events in 2024, 2023 or 2022 that we believe had, or could have, a material adverse impact on our results of operations, financial condition and cash flows.

Human Capital Management

Our ability to sustain and grow our business requires us to attract, retain and develop a highly skilled and diverse workforce. We employ approximately 19,000 associates on a global basis, of which 6,000 are employed in the U.S. and 13,000 are employed at our non-U.S. locations. Approximately 5,000 are salaried associates and approximately 14,000 are hourly associates. Of the 14,000 hourly associates, approximately 73% are represented under collective bargaining agreements with various labor unions.

Creating an Inclusive, Equitable and Diverse Culture

At AAM, we believe diversity drives creativity. We believe an inclusive culture encourages, supports and celebrates the unique voices of our global workforce. AAM is committed to listening, learning and taking action that will move our company and our communities forward, together. Embracing diversity promotes innovation and helps AAM to attract and retain the best talent everywhere we do business.

AAM's commitment to inclusion begins with our Board of Directors (Board). The Board's active oversight reflects the importance of an inclusive culture to our business and demonstrates the power of accountability to this critical area of focus. With oversight from our Board and direction from senior leadership, our DEI Steering Committee (DEI Committee) helps to ensure that our actions are guided by the experiences and recommendations of our associates. Comprised of talented and diverse associates, the DEI Committee helps provide direction to advance a respectful and inclusive company culture. We have also established Regional DEI Steering Committees in Asia, Brazil and Mexico to provide additional support locally for these regions.

In 2024, we continued to focus on supporting an inclusive culture though our five strategic pillars: 1) enhancing inclusion skills, 2) maintaining a safe and inclusive environment, 3) providing equitable talent management and inclusive benefits and policies, 4) supporting stakeholder engagement, and 5) reinforcing leadership ownership and accountability, as our focus moved from awareness of this area to inclusive actions to support organic growth across our organization.

We continue to monitor our progress on our Global DEI 2+1 Program, which focuses on two global topics of valuing differences and improving the representation of women in our global workforce. In addition, each AAM facility continues to focus on their selected (+1) topic based on their local initiatives to support our 2030 demographic goals around the world.

Another area of continued focus to foster a culture of inclusion and develop a more diverse workforce is the sponsorship of our Associate Resource Groups (ARGs) which provide a forum for associates with shared experiences, characteristics or backgrounds to connect and enhance career and personal development. Our ARGs include: POWhER, Young Professionals, U.S. Veterans, Black Associate Network and Latin America Talent Inclusion Network. Our ARG events focus on company, culture, community and career, as well as various learning opportunities.

Attracting and Retaining Associates

Our AAM360 program serves as the foundation for our recruitment and retention strategy. Its four components are designed to enhance our associates' experience at AAM and includes associate health and safety, professional development, competitive compensation and benefits and the global community. These programs offer resources, tools and events that are designed to empower associates in their work and personal lives. Empowerment of our associates is essential to continuously improving our quality performance, technology leadership and operational excellence and enabling our associates to grow professionally into the leaders that will guide AAM into the future.

Our AAM360 program also assists management in developing and implementing standards for recruitment and selection of a knowledgeable and diverse workforce, promoting learning and growth and driving effective performance while fostering an environment of open communication with AAM leadership in a variety of formats, including townhall-style meetings. AAM associates can also raise issues and concerns to the attention of management through the use of associate surveys and our 24/7 ethics hotline. Through our AAM360 program, AAM management monitors workforce demographics and attrition, associate performance data, succession and development plans and feedback from associates to ensure that our associates' experience is meeting these objectives.

A significant portion of our hourly associates worldwide are members of industrial trade unions employed under the terms of collective bargaining agreements. We partner with local union representatives to continue to improve upon our associate's safety conditions and personal development.

Developing Associates

We have established sustainable and adaptable talent management programs focused on the training and development of our associates. This development starts with early career programs and progresses through leadership development. These programs are designed to help associates realize their full potential by understanding the expectations of their current role and setting goals for future growth and learning, which contributes to the overall success of AAM.

Health and Wellness Programs

At AAM, the health of our associates is very important to us. We maintain a comprehensive, interactive and personalized wellness program to make it easy for our associates and their families to live a healthier lifestyle and help achieve personal wellness goals.

S^4 (S-to-the-Fourth) Safety System

At AAM, our first responsibility every day, in every facility, is the safety of our global associates. AAM's S^4 safety system is focused on developing, engaging, monitoring, and continuously educating our associates on standardized procedures that are the basis of our safety culture and safety policy.

The primary goal of S^4 is to achieve compliance with all internal and external requirements and regulations while driving behavioral changes to maintain a safe and environmentally friendly workplace. At AAM, we believe safety performance is a journey where each facility strives to achieve S^4 by moving from a reactive safety environment to an interdependent safety environment.

We are focused on continuous improvement of the S^4 system and in our total recordable incident rate (TRIR) in every facility. We continuously monitor our facilities' progress in the S^4 Safety System. In 2024, our TRIR was 0.7 – a reduction of approximately 67% in recordable injuries since the S^4 program began in 2015.

Partnering with our Global Communities

AAM believes that we have a responsibility to give back to the communities in which we live and work. AAM has long-standing relationships with charitable organizations to support local families, youth outreach, education, wellness, and social equality. We support global organizations with both donations and volunteer hours, and AAM associates across the globe regularly participate in charitable and community events that allow our team to contribute to causes important to them.

Executive Officers of AAM

Name	Age	Position
David C. Dauch	60	Chairman of the Board & Chief Executive Officer
Terri M. Kemp	59	Senior Vice President - Human Resources & Sustainability
Michael J. Lynch	60	President & Chief Operating Officer
Christopher J. May	55	Executive Vice President & Chief Financial Officer
Tolga I. Oal	53	President - Driveline
Matthew K. Paroly	59	Vice President & General Counsel

David C. Dauch, age 60, has been AAM's Chief Executive Officer since September 2012. Mr. Dauch has served on AAM's Board of Directors since April 2009 and was appointed Chairman of the Board in August 2013. From September 2012 through August 2015, Mr. Dauch served as AAM's President & CEO. Prior to that, Mr. Dauch served as President & Chief Operating Officer (2009 - 2012) and held several other positions of increasing responsibility from the time he joined AAM in 1995. Presently, he serves on the boards of REV Group, Inc., Business Leaders for Michigan, the Detroit Regional CEO Council, the Detroit Economic Club, the Detroit Regional Chamber, the Detroit Regional Partnership, the Great Lakes Council Boy Scouts of America, the Boys & Girls Clubs of Southeast Michigan, the National Association of Manufacturers (NAM), the Stellantis Supplier Advisory Council, Amerisure Mutual Holdings, Inc. and the Amerisure Companies.

Terri M. Kemp, age 59, has been Senior Vice President - Human Resources & Sustainability since March 2023. Prior to that, she served as Senior Vice President - Human Resources (since January 2023), Vice President - Human Resources (since September 2012), Executive Director - Human Resources & Labor Relations (since November 2010), Executive Director - Human Resources (since September 2009), Director - Human Resources Operations (since October 2008), and served in various plant and program management roles since joining AAM in July 1996. Prior to joining AAM, Mrs. Kemp served for nine years at Corning Incorporated, where she progressed through a series of manufacturing positions with increasing responsibility, including Industrial Engineer, Department Head and Operations Manager.

Michael J. Lynch, age 60, has been AAM's President & Chief Operating Officer since March 2023. Prior to that, he served as Chief Operating Officer (since December 2022), President - Driveline (since November 2021), Vice President - Finance & Controller (since February 2017), Vice President - Driveline Business Performance & Cost Management (since May 2015); Vice President - Finance & Controller (since September 2012); Executive Director & Controller (since October 2008); Director - Commercial Analysis (since July 2006); Director - Finance, Driveline Americas (since March 2006); Director - Investment & Commercial Analysis (since November 2005); Director - Finance, Driveline (since October 2005); Director - Finance Operations, U.S. (since April 2005); Manager - Finance, Detroit Manufacturing Facility (since June 2003); Manager - Finance, Forging Division (since September 2001); Finance Manager - Albion Automotive (since October 1998); Supervisor - Cost Estimating (since February 1998) and Financial Analyst at the Detroit Manufacturing Facility since joining AAM in September 1996. Prior to joining AAM, Mr. Lynch served at Stellar Engineering for nine years in various capacities.

Christopher J. May, age 55, has been Executive Vice President & Chief Financial Officer since January 2023. Prior to that, he served as Vice President & Chief Financial Officer (since August 2015), Treasurer (since December 2011); Assistant Treasurer (since September 2008); Director of Internal Audit (since September 2005); Divisional Finance Manager - Metal Formed Products (since June 2003); Finance Manager - Three Rivers Manufacturing Facility (since August 2000); Manager, Financial Reporting (since November 1998) and Financial Analyst since joining AAM in 1994. Prior to joining AAM, Mr. May served as a Senior Accountant for Ernst & Young. Mr. May is a certified public accountant.

Tolga I. Oal, age 53, has been President - Driveline, since December 2022 when he rejoined AAM after serving as Co-Chief Executive Officer of Howmet Aerospace until October 2021. From 2015 to 2019, he served in various executive positions at AAM including Senior Vice President - Global Procurement and Supplier Quality Engineering (since January 2019), President - Driveline (since September 2018), and Senior Vice President - AAM and President - AAM North America (since September 2015). Prior to joining AAM in 2015, Mr. Oal served as Vice President of Global Electronics for TRW Automotive, since 2012. Before that, Mr. Oal served in various manufacturing and management positions of increasing responsibility within TRW for Global Electronics, including Director of Operations and as Director of Finance. Prior to joining TRW, Mr. Oal held various leadership positions in engineering, sales, purchasing, and finance at Siemens VDO Automotive/Continental.

Matthew K. Paroly, age 59, has been Vice President and General Counsel since joining AAM in May 2023. Prior to joining AAM, Mr. Paroly served as Vice President, Chief Legal Officer, Global ESG Director and Company Secretary for TI Fluid Systems plc. Prior to joining TI Fluid Systems, Mr. Paroly served as Vice President and Chief Legal Officer at Nexteer Automotive Inc. and Vice President and General Counsel at Fisker Automotive Inc. He has more than 30 years of experience in private law practice and in-house executive and legal positions at both public and private companies, including over 20 years of experience in the automotive industry. Mr. Paroly holds a juris doctor degree.

Internet Website Access to Reports

The website for American Axle & Manufacturing Holdings, Inc. is www.aam.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information contained in the Company's website is not included, or incorporated by reference, in this Annual Report on Form 10-K.

Item 1A.   Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be considered as our business, financial condition, operating results and cash flows could be materially adversely affected if any of the following risks occur.

Risks Related to Our Operations

Our business has been, and could continue to be, adversely affected by disruptions in our supply chain and our customers' supply chain.

We depend on a limited number of suppliers for certain key components and materials needed for our products. We rely upon, and expect to continue to rely upon, certain suppliers for critical components and materials that are not readily available in sufficient volume from other sources. We may need to rely on suppliers in local markets that have not yet proven their ability to meet our requirements. These supply chain characteristics make us susceptible to supply shortages and price increases. If production volumes increase rapidly, there can be no assurance that the suppliers of critical components and materials will be able or willing to meet our future needs on a timely basis. A significant disruption in the supply of components or materials could have a material adverse effect on our results of operations and financial condition.

Our supply chain, as well as our customers' supply chain, is also at risk of unanticipated events such as pandemic or epidemic illness, natural disasters, industrial incidents, changes in governmental regulations and trade agreements, including tariffs, or financial or operational instability of suppliers that could cause a disruption in the supply of critical components to us and our customers. As a result, we may experience volatility in our sales and production schedules, including manufacturing downtime and increased inventory levels, which could negatively impact our production efficiency and financial condition.

In addition, we may experience a shortage of qualified hourly labor availability in certain regions in which we operate, contributing to production volatility and inefficiencies in the manufacturing process, as well as increased labor costs, resulting in lower gross margins at certain of our manufacturing facilities. If we cannot secure sufficient hourly labor resources, we may be unable to protect continuity of supply and meet customer demand, which could have a material adverse effect on our results of operations and financial condition.

Our business could be adversely affected by volatility in the price or availability of raw materials, utilities, natural resources and transportation.

We may experience volatility, whether from inflation or otherwise, in the cost or availability of raw materials used in production, including steel, aluminum and other metallic materials, and resources used in electronic components, or in the cost or availability of utilities and natural resources used in our operations, such as electricity, water and natural gas. We may also experience volatility in the cost or availability of freight and logistics carriers as a result of supply chain constraints, or otherwise. If we are unable to pass such cost increases on to our customers, or are otherwise unable to mitigate these cost increases through continued technology improvements, cost reductions or other productivity initiatives, or if we are unable to obtain adequate supply of raw materials, utilities and natural resources, this could have a material adverse effect on our results of operations and financial condition.

Our business is significantly dependent on sales to GM, Stellantis and Ford.

Sales to GM were approximately 42% of our consolidated net sales in 2024, 39% in 2023, and 40% in 2022. A reduction in our sales to GM, or a reduction by GM of its production of light truck, SUV or crossover vehicle programs that we support, as a result of market share losses of GM or otherwise, could have a material adverse effect on our results of operations and financial condition.

Sales to Stellantis accounted for approximately 13% of our consolidated net sales in 2024, 16% in 2023, and 18% in 2022, and sales to Ford accounted for approximately 13% of our consolidated net sales in 2024, and 12% in 2023 and 2022. A reduction in our sales to either Stellantis or Ford or a reduction by Stellantis or Ford of their production of the programs we support, as a result of market share losses or otherwise, could have a material adverse effect on our results of operations and financial condition.

Our business may also be adversely affected by reduced demand for the product programs we currently support, or anticipate supporting in the future, or if we do not obtain sales orders for successor programs that replace our current product programs, as a result of a shift in vehicle architecture from ICE to electrification, or otherwise.

Our business is dependent on our Guanajuato Manufacturing Complex.

A high concentration of our global business is supported by our Guanajuato Manufacturing Complex (GMC) in Mexico. GMC represents a significant portion of our net sales, profitability and cash flow from operations and we expect GMC to continue to represent a substantial portion of these metrics for the foreseeable future. A significant disruption to our GMC operations, as a result of changes in trade agreements between Mexico and other jurisdictions, including the U.S., tariffs, compliance with customs regulations, exchange rate fluctuations between the U.S. dollar and the Mexican peso, tax law changes, changes to our operating structure in Mexico, labor disputes or shortages, logistical constraints, natural disasters, availability of natural resources or utilities, pandemic or epidemic illness, or otherwise, could have a material adverse impact on our results of operations and financial condition.

A failure of our information technology (IT) networks and systems, or the impact of a cyber attack, could adversely impact our business and operations.

We rely upon information technology networks and systems to process, transmit and store electronic information, and to manage or support a variety of critical manufacturing and business processes or activities. Additionally, we and certain of our third-party vendors collect and store personal or confidential information, including personally identifiable information, in connection with human resources operations and other aspects of our business. The secure operation of these information technology networks and systems and the proper processing and maintenance of this information are critical to our manufacturing and business operations. Although we have implemented robust security measures, we cannot be certain that the security measures we have in place to protect these systems and data will be successful or sufficient to protect our IT systems from current and emerging technology threats and damage from computer viruses, unauthorized access, cyber attack, including increasingly sophisticated cyber attacks that incorporate the use of artificial intelligence, and other similar disruptions. In addition, we are exposed to similar risks resulting from cyber attacks experienced by our customers, suppliers and third-party service providers. The occurrence of any of these events could compromise our networks, or the networks of our suppliers and third-party service providers, and the information stored there could be accessed, publicly disclosed or lost.

Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, the disruption of our operations or damage to our reputation. In the future, we may be required to incur significant costs to protect against or repair damage caused by these disruptions or security breaches, or as a result of implementing business continuity processes in response to disruptions or security breaches. See Item 1C. Cybersecurity for additional detail regarding our cybersecurity risk management, strategy and governance.

Our company, our suppliers or our customers and their suppliers may not be able to successfully and efficiently manage the timing and costs of new product program launches.

Certain of our customers are preparing to launch new product programs for which we will supply products and related components. There can be no assurance that we will successfully complete the transition of our manufacturing facilities and resources to support these new product programs or other future product programs on a timely and cost efficient basis. Accordingly, the launch of new product programs, or a shift in product mix from traditional ICE programs to hybrid and electric vehicle programs, may adversely affect production rates, capacity utilization or other operational efficiency and profitability measures at our facilities. In addition, if production levels for new product programs are lower than expected, due to end-user acceptance of the products or otherwise, we may not recover the capital investment required to launch such new product programs, which may be significant.

We may also experience difficulties with the performance of our supply chain, or the supply chains of customers and their suppliers, on program launches, which could result in our inability to meet our contractual obligations to key customers. Production shortfalls or production delays, if any, could result in our failure to effectively manage our manufacturing costs relating to these program launches. In addition, our customers may delay the launch or fail to successfully execute the launch of these new product programs, or any additional future product program for which we will supply products. Our revenues, operating results and financial condition could be adversely impacted if our customers fail to timely launch such programs or if we are unable to manage the timing requirements and costs of new product program launches.

Our company may not realize all of the revenue expected, or we may experience delays in realizing the expected revenue, from our new and incremental business backlog.

The realization of incremental revenues from awarded business is inherently subject to a number of risks and uncertainties, including the accuracy of customer estimates relating to the number of vehicles to be produced in new and existing product programs and the timing of such production, as well as the fluctuation in exchange rates for programs sourced in currencies other than our reporting currency. Further, as a portion of our backlog is associated with electric vehicles, these risks could be exacerbated due to uncertainty related to end-user acceptance rates and the availability of critical charging infrastructure. It is also possible that our customers may delay or cancel a product program that has been awarded to us. Our revenues, operating results and financial condition could be adversely affected relative to our current financial plans if we do not realize substantially all the revenue from our new and incremental business backlog.

We may incur material losses and costs as a result of product recall or field action, product liability and warranty claims, litigation and other disputes and claims.

We are exposed to warranty, product recall or field action and product liability claims in the event that our products fail to perform as expected, and we may be required to participate in a recall of such products. We are not responsible for certain warranty claims that may be incurred by our customers, which include returned components for which no defect was found upon inspection, discretionary acts of dealer goodwill, defects related to certain directed buy components, and build-to-print design issues. We review warranty claim activity in detail, and we may have disagreements with our customers as to responsibility for these types of costs incurred by our customers. In addition, as we continue to diversify our customer base, we expect our obligation to share in the cost of providing warranties as part of our agreements with new customers will increase. Costs and expenses associated with warranties, field actions, product recalls and product liability claims could have a material adverse impact on our results of operations and financial condition and may differ materially from the estimated liabilities that we have recorded in our consolidated financial statements.

In addition to warranty claims relating directly to products we produce, potential product recalls for our customers and their other suppliers, and the potential reputational harm that may result from such product recalls, could have a material adverse impact on our results of operations and financial condition.

We are also involved in various legal proceedings incidental to our business. Although we believe that none of these matters are likely to have a material adverse effect on our results of operations or financial condition, there can be no assurance as to the ultimate outcome of any such legal proceeding or any future legal proceedings.

Our business could be adversely affected if we, our customers, or our suppliers fail to maintain satisfactory labor relations.

A significant portion of our hourly associates worldwide, as well as the workforces of our customers and suppliers, are, or may become, members of industrial trade unions employed under the terms of collective bargaining agreements. There can be no assurance that future negotiations with labor unions will be resolved favorably or that we, our customers or suppliers will not experience a work stoppage or disruption that could have a material adverse impact on our results of operations and financial condition. Additionally, in 2023, new labor agreements between the UAW and our three largest customers were ratified and resulted in significant compensation increases for the UAW associates. There can be no assurance that future negotiations, whether between AAM and the labor unions representing certain of our hourly associates or between our customers or suppliers and the labor unions representing certain of their hourly associates, will not result in additional labor cost increases or other terms and conditions that could adversely affect our results of operations and financial condition, our ability to compete for future business or our ability to attract and retain qualified associates.

We use important intellectual property in our business. If we are unable to protect our intellectual property, or if a third party makes assertions against us or our customers relating to intellectual property rights, our business could be adversely affected.

We own important intellectual property, including patents, trademarks, copyrights and trade secrets. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve. Our competitors may develop technologies that are similar to our proprietary technologies or design around the patents we own or license. Further, as we expand our operations in jurisdictions where the protection of intellectual property rights is less robust, the risk of others duplicating our proprietary technologies increases, despite efforts we undertake to protect them. Developments or assertions by or against us relating to intellectual property rights, and any inability to protect these rights, could materially adversely affect our business and our competitive position.

Our company's ability to operate effectively could be impaired if we cannot attract and retain qualified personnel in key positions and functions.

Our success depends, in part, on the efforts of our executive officers and other key salaried and hourly associates, such as global operational leadership, engineers, information technology professionals and associates with experience in skilled trades. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel, particularly engineers and other associates with critical expertise and skills that support key customers and products. The loss of the services of our executive officers or other key associates, unexpected turnover, or the inability to attract or retain associates, could have a material adverse effect on our results of operations and financial condition.

Our goodwill, other intangible assets, and long-lived assets are at risk of impairment if our business or market conditions indicate that the carrying value of those assets exceeds their fair value.

Accounting principles generally accepted in the United States of America (GAAP) require that companies evaluate the carrying value of goodwill, other intangible assets, and long-lived assets routinely in order to assess whether any indication of asset impairment exists. Goodwill is required to be evaluated on an annual basis, while finite-lived intangible assets and long-lived assets should be evaluated only when events and circumstances exist that indicate an asset or group of assets may be impaired.

We conduct our annual goodwill impairment test in the fourth quarter using a third-party valuation specialist to assist management in determining the fair value of our reporting units. Fair value of each reporting unit is estimated based on a combination of discounted cash flows and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of each reporting unit. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, market comparables, future cash flows of the reporting units, and appropriate discount and long-term growth rates. A decline in the actual cash flows of our reporting units in future periods, as compared to the projected cash flows used in our valuations, could result in the carrying value of the reporting units exceeding their respective fair values. Further, a change in market comparables, discount rate or long-term growth rate, as a result of a change in economic conditions or otherwise, could result in the carrying values of the reporting units exceeding their respective fair values.

Risks Related to Our Industry

We are under continuing pressure from our customers to reduce our prices.

Annual price reductions are a common practice in the automotive industry. Many of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes requested by our customers. If we accommodate a customer's demand for higher annual price reductions and are unable to offset the impact of any such price reductions through continued technology improvements, cost reductions or other productivity initiatives, our results of operations and financial condition could be adversely affected.

Our business faces substantial competition.

The markets in which we compete are highly competitive. Our competitors include the in-house operations of many vertically integrated OEMs, as well as many other global companies possessing the capability to produce some or all of the products we supply. In addition to traditional competitors in the automotive sector, the growth of advanced electronic integration and electrification has increased the level of new market entrants, including technology companies. Some of our competitors are affiliated with OEMs and others could have economic advantages as compared to our business, such as scale of operations, patents, existing underutilized capacity and lower wage and benefit costs. Technology, design, quality, delivery and cost are the primary elements of competition in our markets. As a result of these competitive pressures and other industry trends, OEMs and suppliers are developing strategies to reduce costs.

These strategies include supply base consolidation, as well as insourcing, vertical integration, global sourcing by OEMs and use of artificial intelligence and machine learning. Further, some traditional automotive industry participants are developing strategic partnerships with technology companies as each party seeks to leverage the existing customer relationships and technical knowledge of the partner, and expedite the development and commercialization of new technology. Our business may be adversely affected by increased competition from suppliers benefiting from OEM affiliate relationships or financial and other resources that we do not possess. Our business may also be adversely affected if we do not sustain our ability to meet customer requirements relative to technology, design, quality, delivery and cost.

If we are unable to respond timely to changes in technology and market innovation, we risk not being able to develop our intellectual property into commercially viable products.

Our results of operations and financial condition are impacted, in part, by our competitive advantage in developing, engineering, and manufacturing innovative products. Our ability to anticipate changes in technology, successfully develop, engineer, and bring to market new and innovative proprietary products, or successfully respond to evolving business models, including hybrid and electric vehicle advances, may have a significant impact on our market competitiveness. If we are unable to maintain our competitive advantage through innovation, or if we do not sustain our ability to meet customer requirements relative to technology, there could be a material adverse effect on our results of operations and financial condition.

Our business could be adversely affected by global industry uncertainty associated with transitioning from internal combustion engine vehicle products to electric vehicle products.

There are significant risks inherent in the industry shift to electric vehicles and expansion of vehicle electrification, as well as the resulting change in product mix toward systems and components that will support this shift. These risks include significant capital investment, often with long lead times prior to start of production for these programs, accelerated product development cycles, and material and labor requirements and sources which differ from those used in internal combustion engine vehicle components. In addition, barriers to the adoption of electric vehicles by end-users, such as safety concerns, infrastructure limitations, range and performance anxiety and cost, create difficulty for our customers to predict the rate at which consumers will accept electric vehicles. This creates significant uncertainty in estimating production volumes and associated profitability for electric vehicle programs and the timing of production for these programs. This uncertainty could result in AAM's actual revenues differing materially from those previously estimated and included in our new and incremental business backlog or could result in a change in the timing of recognizing revenues as production dates are subject to change.

Our business is dependent on certain global automotive market segments.

A substantial portion of our revenue is derived from products supporting internal combustion engine light truck and SUV platforms and crossover vehicle platforms in North America, Europe and Asia. Sales and production levels of these vehicle platforms can be affected by many factors, including changes in consumer demand and preference; adverse economic conditions, such as recession or recessionary concerns; product mix shifts favoring other types of light vehicles, such as passenger cars; fuel prices; vehicle electrification; and government regulations. Reduced demand in the market segments we currently supply could have a material adverse impact on our results of operations and financial condition, or our ability to invest in the necessary research and development activities to continue developing new and innovative products.

Our business could be adversely affected by the cyclical nature of the automotive industry.

Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors, such as credit availability, interest rates, fuel prices, consumer preference and confidence, and the ability of end-users to secure affordable financing. Our business may be adversely affected by an economic decline or fiscal crisis, including prolonged recessionary periods, that result in a reduction of automotive production and sales by our customers.

Risks Related to Liquidity, Indebtedness and the Capital Markets

We have incurred substantial indebtedness and our financial condition and operations may be adversely affected by a violation of financial and other covenants.

We have incurred substantial indebtedness and related debt service obligations, which could have important consequences, including:

- reduced flexibility in planning for, or reacting to, changes in our business, the competitive environment and the markets in which we operate, and to technological and other changes;
- reduced access to capital and increasing borrowing costs generally or for any additional indebtedness to finance future operating and capital expenditures and for general corporate purposes;
- lowered credit ratings;
- reduced funds available for operations, capital expenditures and other activities; and
- competitive disadvantages relative to other companies with lower debt levels.

Our Senior Secured Credit Facilities, comprised of our Revolving Credit Facility, as well as our Term Loan A Facility and Term Loan B Facility, and our senior unsecured notes, contain customary affirmative and negative covenants. Some or, with respect to certain covenants, all of these agreements include financial covenants based on leverage and cash interest expense coverage ratios and limitations on Holdings, AAM, Inc., and their restricted subsidiaries to make certain investments, declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock and certain debt obligations, incur liens, incur indebtedness, or merge, make certain acquisitions or sales of assets.

The Senior Secured Credit Facilities and the indentures governing our senior unsecured notes also include customary events of default. Obligations under the Senior Secured Credit Facilities and our senior unsecured notes are required to be guaranteed by most of our U.S. subsidiaries that hold domestic assets. In addition, the Senior Secured Credit Facilities are secured on a first priority basis by all or substantially all of the assets of AAM, Inc., the assets of Holdings and each guarantor's assets, including a pledge of capital stock of our U.S. subsidiaries that hold domestic assets, including each guarantor, and a portion of the capital stock of the first tier non-U.S. subsidiaries.

A violation of any of these covenants or agreements could result in a default under these contracts, which could permit the lenders or note holders, as applicable, to accelerate repayment of any borrowings or notes outstanding at that time and levy on the collateral granted in connection with the Senior Secured Credit Facilities. A default or acceleration under the Senior Secured Credit Facilities or the indentures governing the senior unsecured notes may result in defaults under our other debt agreements and may adversely affect our ability to operate our business, our subsidiaries' and guarantors' ability to operate their respective businesses and our results of operations and financial condition.

The available capacity under our Revolving Credit Facility could be limited by our covenant ratios under certain conditions. An increase in the applicable leverage ratio, as a result of decreased earnings or otherwise, could result in reduced access to capital under our Revolving Credit Facility, which is a significant component of our total available liquidity.

See "Risks Relating to the Pending Business Combination with Dowlais – We will incur a substantial amount of debt to complete the acquisition of Dowlais" for further discussion of risks related to the expected incurrence of debt in connection with the pending combination with Dowlais.

Our business could be adversely affected by fluctuations in the global capital markets.

Our business and financial results are affected by fluctuations in the global financial markets, including interest rates and currency exchange rates. Failure to respond timely to these fluctuations, or failure to effectively hedge these risks when possible, could lead to a material adverse impact on our results of operations and financial condition. Future business operations and opportunities, including potential expansion of our business outside North America, may further increase the risk that cash flows resulting from these global operations may be adversely affected by changes in interest rates or currency exchange rates.

Our company faces substantial pension and other postretirement benefit obligations.

We have significant pension and other postretirement benefit obligations to certain of our associates and retirees. Our ability to satisfy the funding requirements associated with these obligations will depend on our cash flow from operations and our ability to access credit and the capital markets. The funding requirements of these benefit plans, and the related expense reflected in our financial statements, are affected by several factors that are subject to an inherent degree of uncertainty and volatility, including governmental regulation. Key assumptions used to value these benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate, the expected long-term rate of return on pension assets, mortality rates and the health care cost trend rate. If the actual trends in these factors are less favorable than our assumptions, this could have an adverse effect on our results of operations and financial condition.

Risks Related to Our International Operations

Our company's global operations are subject to risks and uncertainties, including tariffs and trade relations.

We have business and technical offices and manufacturing facilities in multiple countries outside the U.S. International operations are subject to certain risks inherent in conducting business outside the U.S., such as changes in currency exchange rates, tax laws, price and currency exchange controls, tariffs or import restrictions, compliance with customs regulations, nationalization, immigration policies, expropriation and other governmental action. Our global operations also may be adversely affected by political events, violations of anti-bribery or corruption laws, government sanctions, domestic or international terrorist events and hostilities, geopolitical conflicts, natural disasters and significant weather events, disruptions in the global financial markets, or public health crises, such as pandemic or epidemic illness.

Increased complexity exists for global companies due to proposed changes to corporate tax codes, potential revisions to international tax law treaties and renegotiated trade agreements, including the United States-Mexico-Canada trade agreement. These uncertainties, as well as the potential impacts of these agreements, could have a material adverse effect on our business and our results of operations and financial condition. Our future success will depend, in part, on our ability to anticipate and effectively manage these and other risks.

Our business could be adversely impacted by global climate change or an inability to meet the expectations of our stakeholders related to environmental, social and governance (ESG) objectives.

Natural disasters or extreme weather conditions that occur as a result of global climate change could lead us, our customers or suppliers to experience significant disruptions in operations or availability of key components, which could lead to a material adverse impact on our results of operations and financial condition.

Further, various stakeholders, including customers, suppliers, providers of debt and equity capital, regulators and those in the workforce, are increasing their expectations of companies to do their part to combat global climate change and its impact, and to conduct their operations in an environmentally sustainable and socially responsible manner with appropriate oversight by senior leadership. We have made public commitments to reduce emissions, conserve resources at our various facilities and further develop a diverse, equitable and inclusive culture. A failure to respond to the expectations and initiatives of our stakeholders or achieve the commitments we have made, could result in damage to our reputation and relationships with various stakeholders. We could also experience adverse impacts to our financial condition due to volatility in the cost or availability of capital, difficultly obtaining new business or entering into new supplier relationships, a possible loss of market share on our current product portfolio, fines and penalties, increased cost of complying with new and expanding regulatory requirements, such as the Corporate Sustainability Reporting Directive (CSRD), or difficulty attracting and retaining a skilled workforce.

Exchange rate fluctuations could adversely affect our company's global results of operations and financial condition.

As a result of our international operations, we are exposed to foreign currency risks that arise from our normal business operations, including risks associated with transactions that are denominated in currencies other than our local functional currencies. Gains and losses resulting from the remeasurement of assets and liabilities in a currency other than the functional currency of our non-U.S. subsidiaries are reported in current period income. In the future, unfavorable changes in exchange rate relationships between the functional currencies of our subsidiaries and their non-functional currency denominated assets and liabilities could have an adverse impact on our results of operations and financial condition. While we use, from time to time, foreign currency derivative contracts to help mitigate certain of these risks and reduce the effects of fluctuations in exchange rates, our efforts to manage these risks may not be successful.

We are also subject to currency translation risk as we are required to translate the financial statements of our non-U.S. subsidiaries to U.S. dollars. We report the effect of translation for our non-U.S. subsidiaries with a functional currency other than the U.S. dollar as a separate component of stockholders' equity. Unfavorable changes in the exchange rate relationship between the U.S. dollar and the functional currencies of our non-U.S. subsidiaries could have an adverse impact on our results of operations and financial condition.

See "Risks Relating to the Pending Business Combination with Dowlais – Stockholders in the combined company will be exposed to additional currency exchange rate fluctuations as, following completion of the Business Combination, there will be an increased proportion of assets, liabilities and earnings denominated in foreign currencies" for further discussion of risks related to exchange rates in connection with the pending combination with Dowlais.

Risks Related to Regulations and Taxes

Negative or unexpected tax consequences, as well as possible changes in U.S. and non-U.S. tax laws, could adversely affect our results of operations and financial condition.

The Organisation for Economic Co-operation and Development (OECD), alongside the Group of Twenty (G-20), established the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the Framework) which agreed to a Two-Pillar solution to address tax challenges arising from digitalization of the global economy. Under OECD Pillar Two, the Framework provides for a global minimum corporate tax rate of 15%, calculated on a country-by-country basis. Countries may implement the OECD Pillar Two model rules as issued, in a modified form or not at all. Many countries have passed legislation enacting certain parts of the Framework effective in 2024. As a result of the uncertainty, OECD Pillar Two could have a material impact on our effective tax rate and result in higher cash tax liabilities depending on which countries enact minimum tax legislation and in what manner. Future legislative actions taken by governmental authorities resulting in domestic or international tax reform could increase uncertainty and may adversely affect our tax rate, results of operations and cash flows in future years. Additionally, the introduction of new laws or regulations, or changes in existing laws or regulations, or the interpretation thereof, could increase the costs of doing business for us, our customers or suppliers and adversely affect our results of operations and financial condition.

We file income tax returns in the U.S. federal jurisdiction, as well as various states and non-U.S. jurisdictions. We are also subject to examinations of these income tax returns by the relevant tax authorities. Any negative or unexpected outcomes of these examinations and audits, or any resulting litigation, could have a material adverse impact on our results of operations and financial condition. See Note 13 - Income Taxes for additional discussion regarding examinations and audits of our tax returns and pending litigation.

Our business is subject to costs associated with environmental, health and safety regulations.

Our operations are subject to various federal, state, local and non-U.S. laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our current and former operations and facilities have been, and are being, operated in compliance, in all material respects, with such laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of our manufacturing facilities entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or other pertinent requirements that may be adopted or imposed in the future by governmental authorities.

Risks Related to Our Strategy

Our restructuring initiatives may not achieve their intended outcomes.

We have initiated restructuring actions in recent years to reduce cost and realign certain areas of our business and expect to initiate further restructuring actions in future periods. There can be no assurance that such restructuring initiatives will successfully achieve the intended outcomes, or that the charges related to such initiatives will not have a material adverse effect on our results of operations and financial condition.

As part of our strategic initiatives, we are actively assessing our product portfolio. As a result, we have divested certain operations and may pursue additional plans to divest certain operations in future periods. Our results of operations or financial condition could be adversely affected if we initiate a divestiture and it is not completed in accordance with our expected timeline, or at all, or if we do not realize the expected benefits of the divestiture.

We may be unable to consummate and successfully integrate acquisitions and joint ventures.

Engaging in acquisitions and joint ventures involves potential risks, including financial risks, risks related to integrating enterprise resource planning systems, and failure to successfully integrate and fully realize the expected benefits of such acquisitions and joint ventures. Integrating acquired operations is a significant challenge and there is no assurance that we will be able to manage integrations successfully. As we continue our diversification efforts, we may pursue strategic growth initiatives, including through acquisitions and joint ventures. An inability to successfully achieve the levels of organic and inorganic growth from our strategic initiatives could adversely impact our results of operations and financial condition.

Risks Related to the Pending Business Combination with Dowlais (Business Combination)

The pending Business Combination with Dowlais may be delayed or not occur at all for a variety of reasons, including that the Business Combination is subject to various closing conditions, including governmental, regulatory and shareholder approvals, as well as other uncertainties, and there can be no assurances as to whether or when it may be completed.

On January 29, 2025, the Company announced the pending Business Combination with Dowlais. In connection with the Business Combination, on January 29, 2025, the Company and Dowlais entered into a Co-operation Agreement.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain conditions. A number of the conditions are not within our control, and it is possible that such conditions may prevent, delay or otherwise materially adversely affect the completion of the Business Combination. These conditions include, among others: (i) the approval of the Court-sanctioned scheme of arrangement (the Scheme) between Dowlais and its shareholders under Part 26 of the Companies Act 2006 by a majority in number of Dowlais shareholders who are present and voting (either in person or by proxy) and who represent not less than 75% in value of the Dowlais shares voted by those Dowlais shareholders; (ii) the sanction of the Scheme by the High Court of Justice in England and Wales (the Court); (iii) the Scheme becoming unconditional and becoming effective, subject to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers (the Takeover Code), by no later than 11:59 p.m. on June 29, 2026 (or such later date (if any) as the Company and Dowlais may agree, with the consent of the UK Panel on Takeovers and Mergers (the Panel), and the Court may allow); (iv) the receipt of certain required antitrust and other regulatory approvals; (v) the amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock of the Company, par value $0.01 per share (the Company Common Stock) (the Charter Amendment), being duly approved by the affirmative vote of the holders of a majority in voting power of the Company Common Stock entitled to vote thereon at the Company stockholders meeting (the Company Special Meeting); (vi) the issuance of the Company Common Stock in connection with the Business Combination (the Share Issuance) being duly approved by the affirmative vote of the holders of a majority in voting power present in person or by proxy at the Company Special Meeting; and (vii) confirmation having been received by the Company that the Company Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange.

We cannot predict with certainty whether and when any of the remaining required conditions will be satisfied or if another uncertainty may arise. Failure to complete the Business Combination within the expected timeframe or at all could adversely affect our business, results of operations, financial condition, and the market price of our common stock in a number of ways, including:

- the market price of our shares may decline to the extent that the current market price reflects an assumption that the Business Combination will be consummated;

- we have incurred, and will continue to incur, significant expenses for professional services in connection with the Business Combination for which we will have received little or no benefit if the Business Combination is not consummated; and

- we may experience negative publicity and/or reactions from our investors, associates, customers, and other business partners.

We may fail to realize the anticipated benefits and operating synergies expected from the Business Combination.

The success of the Business Combination will depend, in significant part, on our ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the Business Combination. We believe that the Business Combination will create a leading global driveline and metal forming supplier with a comprehensive product portfolio and a diversified customer base. We expect that the Business Combination will generate significant synergies, as set out in more detail in our announcement of the combination on January 29, 2025. Achieving these goals may require growth of the revenue of the combined company and realization of the targeted operating synergies expected from the Business Combination. This growth and the anticipated benefits of the transaction may not be realized fully, or at all, or may take longer to realize than we expect. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than we expect or may take longer to achieve than anticipated. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Business Combination within a reasonable time, our business, results of operations and financial condition could be adversely affected.

Efforts to complete the Business Combination could disrupt our relationships with third parties and associates, divert management's attention, or result in negative publicity or legal proceedings.

We have expended, and continue to expend, significant management time and resources in an effort to complete the Business Combination, which may have a negative impact on our ongoing business and operations. Uncertainty regarding the outcome of the Business Combination and our future could disrupt our business relationships with our existing and potential customers and business partners, who may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us or Dowlais. Uncertainty regarding the outcome of the Business Combination could also adversely affect our ability to recruit and retain key personnel and other associates. The pendency of the Business Combination may also result in negative publicity and a negative impression of us in the financial markets, and may lead to litigation against us and our directors and officers. Such litigation would be distracting to management and, may, in the future, require us to incur significant costs. Such litigation could result in the Business Combination being delayed and/or enjoined by a court of competent jurisdiction, which could prevent the Business Combination from being completed. The occurrence of any of these events individually or in combination could have a material adverse effect on our business, results of operations and financial condition.

The Business Combination will result in significant integration costs and we may not be able to integrate Dowlais into the combined company successfully.

The Business Combination involves the integration of two businesses that previously operated independently. If the parties complete the Business Combination, it is expected that our Chairman and CEO will lead the combined company, two directors of Dowlais are expected to join the board of directors and certain senior Dowlais executives will be invited to join the senior executive management team of the combined company, in roles to be confirmed. The complexity and magnitude of the integration effort associated with the Business Combination are substantial and require that we fund significant capital and operating expenses to support the integration of the combined operations. Such expenses have included significant transaction, consulting and third-party service fees. Further, the anticipated costs of the integration effort are subject to change. We have incurred and expect to continue to incur additional operating expenses as we build up internal resources or engage third-party providers while we integrate the combined company following the Business Combination.

Additionally, the process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or both of us and Dowlais. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of the operations, or the failure to successfully integrate the two businesses and leadership team, could have a material adverse effect on our business, financial condition and results of operations.

We will incur a substantial amount of debt to complete the acquisition of Dowlais.

We will incur significant debt to complete the acquisition of Dowlais, including incurring approximately $2.2 billion in additional indebtedness under the Backstop Credit Agreement and Bridge Facilities (each as defined below), or pursuant to other permanent financing that replaces such facilities, which may include the issuance of debt securities and/or one or more senior term loan facilities. In connection with the Business Combination, on January 29, 2025, Holdings and American Axle & Manufacturing, Inc. (AAM, Inc.), entered into a credit agreement (the Backstop Credit Agreement) pursuant to which, subject to the terms and conditions set forth therein, the lenders party thereto agreed to provide AAM, Inc. with: (i) $484.25 million in Tranche A Term Loans; (ii) $1,491.0 million in Tranche B Term Loans; and (iii) $1,250.0 million in revolving loans. Additionally, and in connection with the Business Combination, on January 29, 2025, Holdings and AAM, Inc. entered into: (i) a First Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $843.0 million interim loan facility (the First Lien Bridge Facility); and (ii) a Second Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $500.0 million interim loan facility (the Second Lien Bridge Facility and together with the First Lien Bridge Facility, the Bridge Facilities). The proceeds of the commitments provided under the Backstop Credit Agreement and Bridge Facilities, or of other permanent financing that replaces such facilities, which may include the issuance of debt securities and/or one or more senior term loan facilities, will be used, among other things, to finance the cash consideration payable to Dowlais shareholders pursuant to the Business Combination and expenses payable in connection with the Business Combination (including debt refinancing costs) and to refinance borrowings under the Amended and Restated Credit Agreement in full.

While we expect to replace the Backstop Credit Agreement before the completion of the Business Combination by amending the Amended and Restated Credit Agreement and to replace the Bridge Facilities with permanent financing before or after the completion of the Business Combination, our ability to pursue permanent financing will depend in part on global capital and credit market conditions, and we cannot assure that any such replacement financing will be available on terms satisfactory to us or at all. Additionally, if the Bridge Facilities have not been previously repaid in full on or prior to the one-year anniversary of the first date on which loans are made thereunder, any loans thereunder will automatically be converted into a term loan on terms likely to be significantly less favorable to the Company. While amounts are outstanding under the Bridge Facilities, the lenders party thereto may require that the Company issue notes in a Rule 144A or other private offering subject to certain terms and conditions, and to use the proceeds to repay all or a portion of the Bridge Facilities.

On a combined company basis, we expect that, together with Dowlais, we would have approximately $4.8 billion of indebtedness, excluding a minimum of $1.25 billion of undrawn commitments under our revolving credit facility. This substantial additional level of indebtedness that we expect to incur in connection with the Business Combination could have important consequences to our business, including making it more difficult to satisfy our debt obligations, increasing our vulnerability to general adverse economic and industry conditions, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and restricting us from pursuing certain business opportunities. Additionally, any agreements that we may enter into in connection with the pending Business Combination with Dowlais may contain a number of covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Any failure to comply with covenants in the instruments governing our indebtedness could result in a default under our debt agreements and may adversely affect our ability to operate our business, our subsidiaries' and guarantors' ability to operate their respective businesses and our results of operations and financial condition.

See "Risks Related to Liquidity, Indebtedness and the Capital Markets – We have incurred substantial indebtedness and our financial condition and operations may be adversely affected by a violation of financial and other covenants" for a further discussion of risks related to our indebtedness.

The complexity of the integration and transition associated with the Business Combination may result in us incurring significant costs to implement changes to our internal control over financial reporting for the combined company.

The additional scale of Dowlais's operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems, may result in us incurring significant costs, including management time, to integrate and implement changes to our controls over financial reporting. In addition, we will have to train new associates and third-party providers, and assume operations in jurisdictions where we have not previously had operations. We expect that the Business Combination may necessitate significant modifications to our internal control systems, processes and information systems, both on a transition basis and over the longer-term as we fully integrate the combined company. Due to the complexity of the Business Combination, we cannot be certain that changes to our internal control over financial reporting will be effective for any period, or implemented in an efficient manner which does not incur significant costs and management time. If we are unable to implement such changes to our internal control over financial reporting in an efficient manner, our business, financial condition and results of operations and the market perception thereof may be materially adversely affected.

The Business Combination may expose us to significant unanticipated liabilities.

The Business Combination may expose us to significant unanticipated liabilities relating to the operation of the combined company. These liabilities could include employment or severance-related obligations under applicable law or other benefits arrangements, legal claims, warranty or similar liabilities to customers, and claims by or amounts owed to vendors. Particularly in international jurisdictions, our acquisition of Dowlais, or any future decision to independently enter new international markets where Dowlais previously conducted business, could also expose us to tax liabilities and other amounts owed by Dowlais. The occurrence of such unforeseen or unanticipated liabilities, should they be significant, could have a material adverse effect on our business, financial condition and results of operations.

While the Co-operation Agreement is in effect, we are subject to restrictions on our business activities.

From the date of the Co-operation Agreement until the Effective Date (as defined therein), we are restricted from taking certain actions set forth in the Co-operation Agreement unless consented to by Dowlais or required by applicable law or contract as described in the Co-operation Agreement. These limitations include, among other things, certain restrictions on our ability to amend our organizational documents, to acquire other businesses and assets that would be reasonably likely to prevent or materially delay or prejudice the consummation of the Business Combination, to reclassify or issue the Company's capital stock or other certain equity securities, and to pay dividends (or make any other distribution or return of capital). These restrictions could prevent us from pursuing strategic business opportunities and taking actions with respect to our business that we may consider advantageous and may, as a result, could have a material adverse effect on our financial condition and results of operations.

Certain Dowlais agreements may contain change of control provisions which, if not waived, could have material adverse effects on the combined company.

Dowlais is a party to various agreements with third parties, customer and supplier contracts and other material contracts, that may contain change of control provisions that will be triggered upon the completion of the Business Combination. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. To the extent waivers are required, the inability to obtain waivers from one or more relevant counterparties could have a material adverse effect on the combined company.

If certain conditions or approvals are not met or obtained, we may be required to pay a break fee under the terms of the Co-operation Agreement.

In certain circumstances, such as if our board of directors no longer recommends the Business Combination or if we fail to hold the stockholder meeting to obtain the approvals required in connection with the Business Combination prior to June 29, 2026 (the Long Stop Date), we will be required to pay a break fee of approximately $50 million to Dowlais. Furthermore, if we invoke (with the approval of the Panel) any regulatory condition or any regulatory conditions have not been satisfied or waived by us by the Long Stop Date, we will be required to pay a break fee of approximately $50 million to Dowlais. In addition, if our stockholders do not approve the resolutions required to implement the Business Combination and there has been no change in the recommendation of our board of directors, we will be required to pay a break fee of approximately $14 million to Dowlais. If a break fee is ultimately required to be paid by us, the payment of such fee will have an adverse impact on our financial results.

Stockholders in the combined company will be exposed to additional currency exchange rate fluctuations as, following completion of the Business Combination, there will be an increased proportion of assets, liabilities and earnings denominated in foreign currencies.

As a result of the Business Combination, the financial results of the combined company will be more exposed to currency exchange rate fluctuations and an increased proportion of assets, liabilities and earnings will be denominated in foreign currencies. The combined company will present its financial statements in U.S. dollars and is expected to have a significant proportion of net assets and income in foreign currencies. The combined company's financial condition and results of operation will therefore be more sensitive to movements in foreign exchange rates. A depreciation of foreign currencies relative to the U.S. dollar could have an adverse impact on the combined company's financial results.

The Takeover Code restricts the Company's ability to cause Dowlais to consummate the Business Combination and limits the relief the Company may obtain in the event Dowlais's Board of Directors withdraws its support of the Business Combination.

The Takeover Code limits the contractual commitments that may be obtained from Dowlais to take actions in furtherance of the Business Combination, and Dowlais's board of directors may, if its fiduciary duties so require, withdraw its recommendation in support for the Business Combination, and withdraw the Scheme, at any time prior to the Scheme arrangement becoming effective. The Takeover Code does not permit Dowlais to pay any break fee to the Company if the Dowlais board of directors does so, nor can Dowlais be subject to any restrictions on soliciting or negotiating other offers or transactions involving Dowlais other than the restrictions that arise under the Takeover Code against undertaking actions or entering into agreements which may impact the Company's takeover offer for Dowlais.

Even if a material adverse change to Dowlais's business or prospects were to occur prior to closing, we may not be able to invoke the offer conditions and terminate the Business Combination, which could reduce the value of our shares.

Under the Takeover Code, and except for a limited number of conditions, such as the approval of the Share Issuance and the Charter Amendment and the Dowlais shareholder approval (or the minimum acceptance condition if the Business Combination is implemented by way of a takeover offer (as defined in Chapter 3 of Part 28 of the Companies Act 2006)), we may invoke a condition to the Business Combination to cause the Business Combination not to proceed only if the Panel is satisfied that the circumstances giving rise to that condition not being satisfied are of material significance to the Company in the context of the Business Combination. Because of this Panel consent requirement, the conditions, including as to a material adverse change affecting Dowlais, may provide us less protection than the customary conditions in an offer for a U.S. domestic company.

Issuance of Company shares in connection with the Business Combination will reduce our existing stockholders' aggregate ownership and voting interest in the Company, will result in existing stockholders exercising less influence over management, and may adversely affect the market price of our shares.

In connection with the payment of the Business Combination consideration, we expect to issue additional Company shares. Company stockholders and Dowlais shareholders are expected to own approximately 51% and 49%, respectively, of the combined company following completion of the Business Combination. The issuance of these new shares will reduce our existing stockholders' ownership and voting interest in the Company and, as a result, our existing stockholders, individually and in the aggregate, will be able to exert less influence. The issuance of these new shares may also result in fluctuations in the market price of Company shares, including a price decrease.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We rely upon information technology (IT) networks and systems to process, transmit and store electronic information, and to manage or support a variety of critical manufacturing and business processes or activities. Additionally, we and certain of our third-party vendors collect and store personal or confidential information, including personally identifiable information, in connection with human resources operations and other aspects of our business. The secure operation of these information technology networks and systems and the proper processing and maintenance of this information are critical to our manufacturing and business operations.

We have developed and implemented our Information Security Management System (ISMS), which includes robust processes for identifying, assessing and managing risks from cybersecurity threats. Cybersecurity risk is included in AAM's "Top Risks Assessment" under our enterprise risk management program as identified and monitored by our Risk Management Working Group. This group is comprised of leadership from the major functions within AAM and the enterprise risk management program includes the identification and continuous evaluation of the risks associated with the systems and information most critical to AAM and the processes and controls in place to protect the systems and information.

Our ISMS leverages comprehensive cybersecurity frameworks and standards such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework, the Center for Internet Security (CIS) Critical Security Controls, the Trusted Information Security Assessment Exchange (TISAX) standard, and the International Organization for Standardization (ISO) 27001 standard for information security. Our ISMS is built upon a balance of people, processes and technologies comprised of, among other elements: 1) 24/7 security monitoring using internal and third-party resources; 2) security awareness and phishing testing; 3) periodic table-top and live-fire exercises; 4) high system availability and business continuity; and 5) comprehensive incident response and escalation plans.

Further, in support of our ISMS, we utilize certain third-party service providers, primarily in the following capacities: 1) incident response partners that assist with performing incident simulations and who are available to assist in the event of an actual cybersecurity incident; 2) third-party experts to conduct penetration testing on AAM systems and certain third-party systems, as necessary; and 3) leveraging third-party expertise to assist with testing IT controls and performing gap analysis over IT processes and procedures. AAM's Chief Information Security Officer (CISO) manages and monitors these third-party service provider relationships and works closely with AAM's information security, procurement, legal and internal audit departments to ensure proper evaluation and security assessment of critical third-party service providers and data processors.

Cybersecurity Governance

The AAM Information Security Council (ISC), comprised of leadership representatives from across the organization, meets periodically to discuss current threats and trends and the resulting information security initiatives and priorities. The ISC members provide support for policy changes and insights into how the information security team can most effectively educate, communicate, and support AAM. The ISC is led by AAM's Chief Information Officer (CIO) and CISO, our frontline business leaders with regard to cybersecurity risk management. AAM's CIO has been an IT professional in various capacities for over 25 years and maintains the following certifications: Certified CISO, Certified Information Systems Security Professional, Certified Cloud Security Professional, and Certified Information Privacy Technologist.

Our Board of Directors and its committees play an active role in overseeing our key risks. Our cybersecurity risk management processes and strategy are governed by the Audit Committee of our Board of Directors. Management provides quarterly reports to the Audit Committee that include, among other items: 1) AAM's cybersecurity scorecard, which includes certain key performance indicators (KPIs) and provides quantitative measures of these KPIs; 2) industry security trends and outlook; 3) an update on AAM's security program and roadmap; 4) current quarter IT security accomplishments; and 5) IT security priorities for the following quarter. In addition, on an annual basis, management reports to the Audit Committee the results of our system availability and disaster recovery testing for AAM's enterprise systems, as well as the results of our incident response testing and corresponding action plans.

Although no cybersecurity incidents during the year ended December 31, 2024 had a material impact on our strategy, financial condition or results of operations, the scope and impact of any future incident cannot be predicted. See Item 1A. Risk Factors for additional discussion regarding AAM's IT and cybersecurity risks.

Item 2. Properties

The table below summarizes our global manufacturing locations and administrative, engineering or technical locations:

Country	Manufacturing		Corporate, Business Offices, Engineering and Technical Centers
	Driveline	*Metal Forming*	
Brazil	1	4	—
China	2	1	2
Czech Republic	—	3	—
France	2	—	—
Germany	1	4	1
India	3	—	2
Japan	—	—	1
Luxembourg	—	—	1
Mexico	8 *(a)*	6	—
Poland	1	—	—
Romania	—	1	—
South Korea	1	—	—
Spain	1	1	—
Thailand	1	—	—
United Kingdom	2		
United States of America	3	21	5
Total	*26*	*41*	*12*

(a) The eight Driveline locations in Mexico include our Guanajuato Manufacturing Complex, which is comprised of six plants.

We believe that our property and equipment is properly maintained and in good operating condition. We will continue to evaluate capacity requirements in light of current and projected market conditions. We also intend to continue redeploying assets in order to increase our capacity utilization and reduce future capital expenditures to support program launches.

Item 3. Legal Proceedings

See Note 10 - Commitments and Contingencies and Note 13 - Income Taxes in Item 8, "Financial Statements and Supplementary Data" for discussion of legal proceedings and the effect on AAM.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, par value $0.01 per share, is listed for trading on the New York Stock Exchange (NYSE) under the symbol "AXL." We had approximately 140 stockholders of record as of February 11, 2025.

Dividends

We did not declare or pay any cash dividends on our common stock in 2024. Our Amended and Restated Credit Agreement associated with our Senior Secured Credit Facilities limits our ability to declare or pay dividends or distributions on capital stock.

Securities Authorized for Issuance under Equity Compensation Plans

The information regarding our securities authorized for issuance under equity compensation plans is incorporated by reference from our Proxy Statement.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

COMPANY OVERVIEW

As a leading global tier 1 automotive and mobility supplier, AAM designs, engineers and manufactures Driveline and Metal Forming technologies to support electric, hybrid and internal combustion vehicles. Headquartered in Detroit, Michigan, with over 75 facilities in 16 countries, AAM is bringing the future faster for a safer and more sustainable tomorrow.

We are a primary supplier of driveline components to General Motors Company (GM) for its full-size rear-wheel drive (RWD) light trucks, sport utility vehicles (SUV), and crossover vehicles manufactured in North America, supplying a significant portion of GM's rear axle and four-wheel drive and all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. We also supply GM with various products from our Metal Forming segment. Sales to GM were approximately 42% of our consolidated net sales in 2024, 39% in 2023, and 40% in 2022.

We also supply driveline system products to Stellantis N.V. (Stellantis) for programs including the heavy-duty Ram full-size pickup trucks and its derivatives. In addition, we sell various products to Stellantis from our Metal Forming segment. Sales to Stellantis were approximately 13% of our consolidated net sales in 2024, 16% in 2023, and 18% in 2022.

We are also a supplier to Ford Motor Company (Ford) for driveline system products on certain vehicle programs including the Bronco Sport, Maverick, Edge, Escape and Lincoln Nautilus, and we also sell various products to Ford from our Metal Forming segment. Sales to Ford were approximately 13% of our consolidated net sales in 2024, and 12% in 2023 and 2022.

No other customer represented 10% or more of consolidated net sales during these periods.

Pending Combination with Dowlais Group plc

On January 29, 2025, AAM announced that we reached agreement with the Board of Directors of Dowlais Group plc (Dowlais) on the terms of a recommended cash and share offer to be made by AAM to acquire the entire issued and to be issued ordinary share capital of Dowlais, a public limited company incorporated in England and Wales for approximately $1.44 billion in cash and AAM shares (the Business Combination). We believe that the Business Combination will create a leading global driveline and metal forming supplier with a comprehensive product portfolio and a diversified customer base.

Pursuant to the Business Combination, Dowlais shareholders will be entitled to receive for each share of Dowlais' common stock: 0.0863 shares of new AAM common stock, 42 pence per share in cash (approximately $0.52 per share) and up to 2.8 pence (approximately $0.035 per share) of Dowlais fiscal year 2024 final dividend prior to closing. Following the close of the transaction, the combined company will be headquartered in Detroit, Michigan and will be led by AAM's Chairman and CEO. The transaction is expected to close by the end of 2025, subject to approval by both sets of shareholders, regulatory approvals, and satisfaction of customary closing conditions.

Pending Sale of AAM India Manufacturing Corporation Pvt., Ltd.

In October 2024, we entered into a definitive agreement to sell our commercial vehicle axle business and related assets in India (AAM India Manufacturing Corporation Pvt., Ltd.) for a sales price of $65 million, subject to certain customary adjustments at closing (the India Sale Agreement). The sale is expected to close in the first half of 2025, subject to customary closing conditions, including the receipt of regulatory approvals.

Commercial Matters

In April 2024, one of our largest customers notified AAM that production purchase orders related to a previously announced contract to supply e-Beam axles for a future vehicle program were terminated. We believe that the termination of these purchase orders reflects, in part, the significant uncertainty currently underlying the electric vehicle environment, including volatility in estimated volumes and the timing of production. We have submitted a cancellation claim to recover certain costs incurred in connection with the terminated purchase orders. As of December 31, 2024, we have approximately $70 million of assets in our Consolidated Balance Sheet associated with this program, consisting of capitalized engineering, design and development costs and other commercial amounts. As of the date of this report, we believe we are entitled to claim and recover the full amount. However, due to the nature of the cancellation claim process, and the need to reach final resolution with the customer, the ultimate amount to be recovered is not determinable and could differ materially from the amount included in our Consolidated Balance Sheet.

INDUSTRY TRENDS

There are a number of significant trends affecting the markets in which we compete. Intense competition, volatility in the price and availability of raw materials, labor shortages and increased labor costs, fluctuations in exchange rates and interest rates, and significant pricing pressures remain. At the same time, there is a focus on investing in future products that will incorporate the latest technology and meet evolving customer demands. The ability to respond timely to the continued advancement of technology and product innovation, as well as the ability to enhance cost reduction initiatives and continue to source programs and maintain a resilient supply chain on a global basis, are critical to attracting and retaining business in our global markets.

INDUSTRY UNCERTAINTY REGARDING ADOPTION OF ELECTRIC VEHICLES The automotive industry has experienced lower than anticipated adoption of electric vehicles. Various barriers to end-user acceptance exist, such as higher vehicle cost, limited offerings, safety concerns, battery range and vehicle performance anxiety and a lack of necessary charging infrastructure. As a result, there is significant uncertainty currently underlying the electric vehicle environment, including volatility in estimated volumes and the timing of program launches and production of electric vehicles. This uncertainty has caused industry participants to reassess capital allocation plans, and has resulted in the extension of certain internal combustion engine (ICE) and hybrid programs.

Additionally, competition to develop and market new and alternative technologies and fuel types, including from new market entrants such as non-traditional automotive companies and technology companies continues to increase. Further, some traditional automotive industry participants are developing strategic partnerships with technology companies as each party seeks to leverage the existing customer relationships and technical knowledge of the partner, and expedite the development and commercialization of new technologies.

We are responding, in part, with ongoing research and development (R&D) activities, reviewing our capital investment plans and continuing to enhance our product portfolio to allow us to meet our customers' needs for high performance vehicles with reduced emissions and reduced environmental impact. We are improving existing products to reduce emissions through lightweighting and efficiency initiatives, such as higher speed transmissions, and downsized engines and continuing to develop new technologies, such as hybrid and electric driveline systems and related subsystems and components. Through lightweight and high-efficiency axles, all-wheel drive systems, high-strength connecting rod technology, refined vibration control systems, and hybrid and electric vehicle components, including our e-drive systems and e-Beam axle technology, we have significantly advanced our efforts to improve ride and handling performance, while reducing emissions and mass. Our efforts have positioned us to compete in the evolving global marketplace.

INCREASED FOCUS ON ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES AND REPORTING There has been a growing focus on ESG initiatives and reporting by industry stakeholders, including customers, suppliers, providers of debt and equity capital, regulators and those in the workforce. These topics are increasingly driving decisions made by our stakeholders. The ability of OEMs and suppliers to continually communicate and meet expectations on ESG programs and initiatives, comply with expanding regulatory requirements, and manage the cost of complying with such regulatory requirements, will impact their competitive advantage to attract and retain business, as well as a skilled workforce.

We have responded to this trend by implementing and launching programs and initiatives addressing each topic under ESG, such as E^4 (E-to-the-fourth), AAM's energy and environmental sustainability program to drive continuous improvement in our operations by reducing energy consumption, greenhouse gas (GHG) emissions and water use while minimizing waste and lessening the environmental impact of our production operations. Also, as part of our continued focus on reducing GHG emissions, we have committed to reaching net-zero carbon emissions by 2040, and have received the validation of our net-zero emissions targets by the climate-action organization Science Based Targets Initiative (SBTi). The SBTi is a partnership between CDP (formerly known as the Climate Disclosure Project), the United Nations Global Compact, World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) that drives ambitious climate action in the private sector by enabling companies to set greenhouse gas emissions reduction targets that are in line with what the latest climate science deems necessary to meet the goals of international agreements on climate change.

An in-depth review of non-financial metrics and strategies related to our ESG initiatives and programs is included in our annual Sustainability Report, which includes more details on our sustainability programs, initiatives and future objectives. This report and other ESG areas of focus, such as AAM's leadership, are made available to stakeholders through our company website. While evolving expectations, expanding regulatory requirements and reporting standards are driving increased ESG reporting and increased costs of compliance, this trend aligns with our cultural values and commitment to profitably grow our business in a way that is sustainable and socially responsible.

GLOBAL CONSUMER PREFERENCE AND OEM PRODUCTION FAVORING LIGHT TRUCKS, SPORT UTILITY VEHICLES AND CROSSOVER VEHICLES There has been ongoing demand for light trucks, SUVs and CUVs in certain markets, while demand for passenger cars has decreased. This increase in demand for light trucks, SUVs and CUVs has been driven by changes in consumer preference as technology advancements have made these vehicles lighter and more efficient. Certain OEMs are responding to this change in consumer preference by shifting their focus to developing and manufacturing these types of vehicles, resulting in a significant reduction of passenger car vehicle programs, especially in North America. We have benefited from this trend as a significant portion of our business supports light truck, SUV and CUV programs in North America.

GLOBAL AUTOMOTIVE PRODUCTION AND INDUSTRY CONSOLIDATION Our customers continue to design their products to meet demand in global markets and therefore require global support from their suppliers. For this reason, it is critical that suppliers maintain a global presence in these markets in order to compete for new contracts. We have business and engineering offices around the world to support our global locations and provide technical solutions to our customers on a regional basis, including in North America, which represents the largest portion of our core business, as well as in China and Europe where consumer acceptance of electric vehicles has been stronger.

The cyclical nature of the automotive industry, volatile commodity prices, the shifting demands of consumer preference, regulatory requirements and trade agreements require OEMs and suppliers to remain agile with regard to product development and global capability. A critical objective for OEMs and suppliers is the ability to meet these global demands while effectively managing costs and capital investment. Some OEMs and suppliers may be preparing for these challenges through merger and acquisition activity, restructuring actions, development of strategic partnerships and reduction of vehicle platform complexity. In order to effectively drive technology development, recognize cost synergies, optimize capacity utilization, and increase global footprint, the industry may continue to see consolidation in the supply base as companies recognize and respond to the need for scalability.

In addition to AAM's technology development relationships and organic growth in technology and processes, AAM's pending acquisition of Dowlais provides a significant opportunity for AAM to leverage complementary technologies, expand our product portfolio, diversify our global customer base, and strengthen our long-term financial profile through greater scale. The anticipated synergies of this acquisition are expected to enhance AAM's ability to compete in today's technological environment, while remaining cost competitive through increased scale and integration.

We also continue to evaluate our existing product portfolio for areas that are not core to our business in order to enhance AAM's ability to compete globally while remaining cost competitive.

EVOLUTION OF THE AUTOMOTIVE INDUSTRY AS DEMAND FOR AUTONOMOUS VEHICLES AND RIDE-SHARING INCREASES A developing trend is the expectation that autonomous, self-driving cars are expected to become more common with continued advancements in technology, including applications such as last mile delivery. Autonomous vehicles present many possible benefits, such as a reduction in traffic collisions caused by human error and reduced traffic congestion, but there are also foreseeable challenges such as liability for damage and software safety and reliability. The increased integration of electronics and vehicle connectivity that will likely be required in autonomous vehicle developments will provide an opportunity for suppliers with advanced capabilities in this area to be competitive in this expanding market.

With population growth, increased government regulations to ease congestion and generational shifts in preferences, it is expected that the markets for autonomous vehicles, ride-sharing, vehicle subscription services and micro-mobility services will continue to grow, which could cause a change in the type of vehicles utilized. However, the growth in these areas will be dependent on, among other things, cost and availability to end users, continued establishment of infrastructure and advancements in technological capabilities.

VOLUMES AND OUTLOOK

Our results of operations, financial condition and cash flows are significantly impacted by fluctuations in production volumes on the vehicle programs that we support. The following table represents historical and forecasted light vehicle production volumes in North America as our business is most significantly impacted by production volume fluctuations in this region. As our business is also dependent on certain automotive segments, primarily the light truck, SUV and CUV segments, production volume fluctuations for the light vehicle market as a whole may not necessarily be indicative of the vehicle programs that we support.

	(units in millions, except percentages)				
	2025 Outlook	% change	2024	% change	2023
North America	15.1	(2.6)%	15.5	(0.6)%	15.6

Source: S&P Global Mobility, January 2025

Production volumes in North America were flat in 2024, as compared to 2023. We expect production volumes in North America to be approximately 15.1 million units in 2025. We expect volumes in other major geographic regions in which we operate to be flat to modest decreases in 2025, as compared to 2024.

The discussion of our Results of Operations, Reportable Segments, and Liquidity and Capital Resources for 2023, as compared to 2022, can be found within "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on February 16, 2024, which discussion is incorporated herein by reference.

RESULTS OF OPERATIONS

NET SALES

	Year Ended December 31,			
(in millions)	2024	2023	Change	Percent Change
Net sales	$ 6,124.9	$ 6,079.5	$ 45.4	0.7 %

The increase in net sales in 2024, as compared to 2023, primarily reflects increased production volumes on certain vehicle programs that we support as 2023 sales were negatively impacted by an estimated $99 million associated with the UAW work stoppage that occurred in the second half of 2023. This increase was partially offset by a reduction of approximately $50 million associated with the effect of metal market pass-throughs to our customers and the impact of foreign exchange related to translation adjustments.

COST OF GOODS SOLD

	Year Ended December 31,			
(in millions)	2024	2023	Change	Percent Change
Cost of goods sold	$ 5,383.5	$ 5,455.2	$ (71.7)	(1.3)%

The change in cost of goods sold primarily reflects a reduction of approximately $49 million associated with the effect of metal market pass-throughs to our customers and the impact of foreign exchange related to translation adjustments, as well as a reduction of approximately $17 million in depreciation expense. In addition, cost of goods sold for the year ended December 31, 2023 reflects approximately $7 million of expense related to a field action with one of our largest customers for a die cast component included in transmission assemblies. For both of the years ended December 31, 2024 and December 31, 2023, material costs were approximately 57% of total cost of goods sold.

GROSS PROFIT

	Year Ended December 31,			
(in millions)	2024	2023	Change	Percent Change
Gross profit	$ 741.4	$ 624.3	$ 117.1	18.8 %

Gross margin was 12.1% in 2024 as compared to 10.3% in 2023. Gross profit and gross margin were impacted by the factors discussed in Net sales and Cost of goods sold above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

(in millions)	Year Ended December 31,			
	2024	2023	Change	Percent Change
Selling, general and administrative expenses ...	$ 387.1	$ 366.9	$ 20.2	5.5 %

SG&A as a percentage of net sales was 6.3% in 2024 as compared to 6.0% in 2023. R&D expense, net of engineering, design and development (ED&D) recoveries, was $159.0 million in 2024, as compared to $155.4 million in 2023. In addition to the increase in net R&D expense, the change in SG&A primarily reflects higher incentive compensation expense and professional fees related to our ongoing tax litigation as further described in Note 13 - Income Taxes.

AMORTIZATION OF INTANGIBLE ASSETS Amortization expense for the year ended December 31, 2024 was $82.9 million as compared to $85.6 million for the year ended December 31, 2023.

IMPAIRMENT CHARGE As a result of the India Sale Agreement, the assets and liabilities associated with this business have met the criteria to be classified as held-for-sale. Upon reclassification to held-for-sale in 2024, we recorded an impairment charge of $12 million to reduce the carrying value of this business to fair value less cost to sell. This impairment charge was primarily driven by approximately $30 million of accumulated currency translation adjustments that were included in the calculation of the carrying value of this business. See Note 2 - Acquisitions and Dispositions for more detail.

RESTRUCTURING AND ACQUISITION-RELATED COSTS Restructuring and acquisition-related costs were $18.0 million in 2024 and $25.2 million in 2023. As part of our restructuring actions, we incurred severance charges of approximately $6.5 million, as well as implementation costs, consisting primarily of plant exit costs, of approximately $3.5 million during 2024. In 2023, we incurred severance charges of approximately $7.2 million, as well as implementation costs, consisting primarily of plant exit costs and professional fees, of approximately $11.1 million. We expect to incur approximately $20 million to $30 million of total restructuring costs in 2025. See Note 12 - Restructuring and Acquisition-Related Costs for further detail.

Also in 2024, we incurred integration charges of $2.3 million as we furthered our integration of Tekfor. This compares to $6.9 million of integration charges incurred in 2023 associated with Tekfor. Integration expenses primarily reflect costs for information technology infrastructure and enterprise resource planning systems, and consulting fees incurred in conjunction with integration activities.

On January 29, 2025, AAM announced the pending Business Combination with Dowlais. We incurred $5.7 million of expense associated with the Business Combination in 2024, primarily related to legal and professional fees. In connection with the Business Combination, we expect to incur significant acquisition-related costs consisting of, among other items, advisory, legal, accounting, valuation and other professional or consulting services. Certain of these costs are expected to be incurred throughout 2025 and a substantial portion of these costs occur at closing, which we currently expect by the end of 2025, subject to approval by both sets of shareholders, regulatory approvals, and satisfaction of customary closing conditions.

OPERATING INCOME Operating income was $241.4 million in 2024 as compared to $146.6 million in 2023. Operating margin was 3.9% in 2024 as compared to 2.4% in 2023. The changes in operating income and operating margin in 2024, as compared to 2023, were primarily due to the factors discussed in Net sales, Cost of goods sold and SG&A above.

INTEREST EXPENSE Interest expense was $186.0 million in 2024 and $201.7 million in 2023. The decrease in interest expense in 2024, as compared to 2023, was primarily due to lower outstanding borrowings as a result of our debt reduction initiatives. The weighted-average interest rate of our total debt outstanding was 6.6% in 2024 and 6.8% in 2023. We expect our interest expense in 2025 to be approximately $170 million to $180 million.

INTEREST INCOME Interest income was $28.1 million in 2024 and $26.2 million in 2023. Interest income primarily includes interest earned on cash and cash equivalents and the deferred payment obligation associated with the sale of our former Casting segment.

OTHER INCOME (EXPENSE) Following are the components of Other Income (Expense) for 2024 and 2023:

Debt refinancing and redemption costs In 2024, we amended our existing Amended and Restated Credit Agreement and established the New Term Loan B Facility. See Note 4 - Long-Term Debt for further detail on the New Term Loan B Facility. As a result, we incurred approximately $0.2 million of debt refinancing and redemption costs during the year ended December 31, 2024.

In 2024, we voluntarily redeemed the remaining $127.6 million of our 6.25% Notes due 2026. This resulted in expense of approximately $0.4 million for the write-off of the remaining unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing.

In 2023, we made voluntary prepayments totaling $26.0 million on our Term Loan A Facility and $20.2 million on our Term Loan B Facility. As a result, we expensed approximately $1.1 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of these borrowings.

Also in 2023, we voluntarily redeemed a portion of our 6.25% Notes due 2026. This resulted in a principal payment of $50.0 million and we expensed approximately $0.2 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of this borrowing.

Pension curtailment and settlement charges For the year ended December 31, 2023, we recognized $1.3 million of pension curtailment and settlement charges primarily associated with certain restructuring activities initiated in 2023.

Loss on equity securities We had previously invested in the equity securities of REE Automotive, which were measured at fair value each reporting period with changes in fair value reported as a gain or loss within Other income (expense), net in our Consolidated Statement of Operations. During 2024, we sold all of our remaining equity securities of REE Automotive, resulting in a loss of $0.1 million. We recognized an unrealized loss on our investment in REE shares of $1.1 million for the year ended December 31, 2023.

Other income (expense), net We include the net effect of foreign exchange gains and losses, our proportionate share of earnings from equity in unconsolidated subsidiaries, and all components of net periodic pension and postretirement benefit costs other than service costs in Other income (expense), net, which was expense of $20.0 million in 2024, as compared to income of $8.1 million in 2023. The change in other income (expense), net was primarily driven by changes in foreign exchange gains and losses in the year ended December 31, 2024, as compared to the year ended December 31, 2023.

INCOME TAX EXPENSE Income tax expense was $27.8 million in 2024, as compared to $9.1 million in 2023. Our effective income tax rate was 44.3% in 2024, as compared to (37.1)% in 2023. In the year ended December 31, 2023, we recognized income tax expense of approximately $36.1 million attributable to both increased valuation allowances on disallowed interest expense in the U.S., as well as net income tax expense resulting from various changes in determinations related to the potential realization of deferred tax assets and the resulting establishment of, and release of, valuation allowances in certain non-U.S. jurisdictions. These income tax expenses were partially offset by a net income tax benefit of approximately $26.1 million resulting from various internal reorganization and restructuring actions during 2023, which in turn was partially offset by the associated impact on our foreign derived intangible income and disallowed interest deductions in the U.S.

In 2024, our effective income tax rate varied from the U.S. federal statutory rate primarily due to tax expense related to global intangible low-taxed income, as well as the impact of certain non-U.S. tax rates and non-U.S. withholding tax, partially offset by the impact of tax credits. Additionally, during the year ended December 31, 2024, we recognized an income tax benefit of $7.9 million as a result of elections made as part of our 2023 income tax return. For the year ended December 31, 2023, our effective income tax rate varies from the U.S. federal statutory rate primarily as a result of the impact of the discrete items noted above, as well as favorable non-U.S. tax rates and the impact of tax credits.

Due to the uncertainty associated with the potential impact of geopolitical conflicts or events, as well as macroeconomic factors, including sustained or increased inflation, renegotiated trade agreements, and tariffs or import restrictions, we may experience lower than projected earnings in certain jurisdictions in future periods and, as a result, it is reasonably possible that changes in valuation allowances could be recognized in future periods and such changes could be material to our financial statements.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE (EPS) Net income was $35.0 million in 2024 as compared to net loss of $33.6 million in 2023. Diluted earnings per share was $0.29 in 2024 as compared to diluted loss per share of $0.29 in 2023. Net income (loss) and EPS were primarily impacted by the factors discussed above.

SEGMENT REPORTING

Our business is organized into Driveline and Metal Forming segments, with each representing a reportable segment under Accounting Standards Codification (ASC) 280 - *Segment Reporting*. The results of each segment are regularly reviewed by the chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources to the segments.

Our product offerings by segment are as follows:

- Driveline products consist primarily of front and rear axles, driveshafts, differential assemblies, clutch modules, balance shaft systems, disconnecting driveline technology, and electric and hybrid driveline products and systems for light trucks, SUVs, CUVs, passenger cars and commercial vehicles; and
- Metal Forming products consist primarily of engine, transmission, driveline and safety-critical components for traditional internal combustion engine and electric vehicle architectures including light vehicles, commercial vehicles and off-highway vehicles, as well as products for industrial markets.

The following tables outline our sales and Segment Adjusted EBITDA for each of our reportable segments for the years ended December 31, 2024, 2023 and 2022 *(in millions)*:

	Year Ended December 31, 2024					
	Driveline		Metal Forming		Total	
Sales	$	4,253.3	$	2,414.3	$	6,667.6
Less: Intersegment sales		1.4		541.3		542.7
Net external sales	$	4,251.9	$	1,873.0	$	6,124.9
Segment adjusted EBITDA	$	578.2	$	171.0	$	749.2

	Year Ended December 31, 2023					
	Driveline		Metal Forming		Total	
Sales	$	4,176.7	$	2,454.3	$	6,631.0
Less: Intersegment sales		0.2		551.3		551.5
Net external sales	$	4,176.5	$	1,903.0	$	6,079.5
Segment adjusted EBITDA	$	543.6	$	149.7	$	693.3

	Year Ended December 31, 2022					
	Driveline		Metal Forming		Total	
Sales	$	4,063.5	$	2,280.7	$	6,344.2
Less: Intersegment sales		—		541.8		541.8
Net external sales	$	4,063.5	$	1,738.9	$	5,802.4
Segment adjusted EBITDA	$	510.9	$	236.4	$	747.3

The increase in Driveline sales for the year ended December 31, 2024, as compared to the year ended December 31, 2023, primarily reflects increased production volumes on certain vehicle programs that we support, including those associated with program launches in 2024 from our new and incremental business backlog. This was partially offset by a reduction of approximately $35 million associated with the effect of metal market pass-throughs to our customers and the impact of foreign exchange related to translation adjustments.

The change in Metal Forming sales for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily the result of the lower production volumes on certain vehicle programs that we support, as well as a reduction of approximately $15 million associated with the effect of metal market pass-throughs to our customers and the impact of foreign exchange related to translation adjustments. These reductions in sales were partially offset by the timing of commercial recoveries for inflationary costs.

We use Segment Adjusted EBITDA as the measure of earnings to assess the performance of each segment and determine the resources to be allocated to the segments. For the year ended December 31, 2024, as compared to the year ended December 31, 2023, the increase in Segment Adjusted EBITDA for the Driveline segment primarily reflects the impact of increased production volumes on certain vehicle programs that we support, as well as the impact of improved operating performance and lower launch costs. These increases in Segment Adjusted EBITDA for Driveline were partially offset by approximately $25 million of increased SG&A expense primarily resulting from an increase in allocated corporate SG&A expenses in 2024, as compared to 2023.

For the year ended December 31, 2024, as compared to the year ended December 31, 2023, the increase in Segment Adjusted EBITDA for the Metal Forming segment primarily reflects the impact of the timing of commercial recoveries for inflationary costs, partially offset by increased labor costs. In addition, Segment Adjusted EBITDA for the Metal Forming segment was impacted by $7 million of expense in 2023 associated with a warranty-related field action with one of our largest customers and there was no such expense for the year ended December 31, 2024.

Reconciliation of Non-GAAP and GAAP Information

In addition to results reported in accordance with accounting principles generally accepted in the United States of America (GAAP) in this MD&A, we have provided certain non-GAAP financial measures such as EBITDA and Total Segment Adjusted EBITDA. Such information is reconciled to its closest GAAP measure in accordance with Securities and Exchange Commission rules below.

We define EBITDA to be earnings before interest expense, income taxes, depreciation and amortization. Total Segment Adjusted EBITDA is defined as EBITDA for our reportable segments excluding the impact of restructuring and acquisition-related costs, debt refinancing and redemption costs, gains or losses on equity securities, pension curtailment and settlement charges, impairment charges and non-recurring items. We believe that EBITDA and Total Segment Adjusted EBITDA are meaningful measures of performance as they are commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA and Total Segment Adjusted EBITDA, together with other measures, to measure our operating performance relative to other Tier 1 automotive suppliers and to assess the relative mix of Adjusted EBITDA by segment. We also believe that Total Segment Adjusted EBITDA is a meaningful measure as it is used for operational planning and decision-making purposes. EBITDA and Total Segment Adjusted EBITDA are also key metrics used in our calculation of incentive compensation. These non-GAAP financial measures are not and should not be considered a substitute for any GAAP measure. Additionally, non-GAAP financial measures as presented by AAM may not be comparable to similarly titled measures reported by other companies.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net income (loss)	$ 35.0	$ (33.6)	$ 64.3
Interest expense	186.0	201.7	174.5
Income tax expense	27.8	9.1	2.0
Depreciation and amortization	469.7	487.2	492.1
EBITDA	$ 718.5	$ 664.4	$ 732.9
Restructuring and acquisition-related costs	18.0	25.2	30.2
Debt refinancing and redemption costs	0.6	1.3	6.4
Impairment charge	12.0	—	—
Loss on equity securities	0.1	1.1	25.5
Pension curtailment and settlement charges	—	1.3	—
Non-recurring items:			
Malvern Fire insurance recoveries, net of charges	—	—	(39.1)
Gain on bargain purchase of business	—	—	(13.6)
Acquisition-related fair value inventory adjustment	—	—	5.0
Total Segment Adjusted EBITDA	$ 749.2	$ 693.3	$ 747.3

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund debt service obligations, capital expenditures, R&D spending, including further development of our electrification product portfolio, and working capital requirements, in addition to advancing our strategic initiatives. At December 31, 2024 we had over $1.5 billion of liquidity consisting of approximately $553 million of cash and cash equivalents, approximately $892 million of available borrowings under our Revolving Credit Facility and approximately $78 million of available borrowings under non-U.S. credit facilities. We have no significant debt maturities before 2027. We believe that operating cash flow, available cash and cash equivalent balances and available borrowing capacity under our Senior Secured Credit Facilities and non-U.S. credit facilities will be sufficient to meet these needs.

OPERATING ACTIVITIES   Net cash provided by operating activities was $455.4 million in 2024 as compared to $396.1 million in 2023. The following factors impacted cash provided by operating activities in 2024 as compared to 2023:

Accounts receivable For the year ended December 31, 2024, we experienced an increase in cash flow from operating activities of approximately $63 million related to the change in our accounts receivable balance from December 31, 2023 to December 31, 2024, as compared to the change in our accounts receivable balance from December 31, 2022 to December 31, 2023. This change was primarily the result of timing of sales to customers in the applicable periods, as well as the timing of collections on customer receivables due, in part, to our participation in an early payment program offered by our largest customer. This program allows us to sell certain of our North American receivables from this customer to a third party at our discretion, and we utilize this program from time to time.

Accounts payable and accrued expenses For the year ended December 31, 2024, we experienced a decrease in cash flow from operating activities of approximately $123 million related to the change in our accounts payable and accrued expenses balance from December 31, 2023 to December 31, 2024, as compared to the change in our accounts payable and accrued expenses balance from December 31, 2022 to December 31, 2023. This change was primarily attributable to the timing of payments to suppliers within the applicable periods.

Interest paid Interest paid in 2024 was $184.6 million as compared to $186.4 million in 2023. See Note 4 - Long-Term Debt for additional detail.

Income taxes Income taxes paid, net was $49.5 million in 2024, as compared to $54.9 million in 2023. In 2023, we paid $10.1 million as a result of the Notice of Tax Due that was received from the Internal Revenue Service in the fourth quarter of 2022. See Note 13 - Income Taxes for additional detail regarding the Notice of Tax Due.

As of December 31, 2024 and December 31, 2023, we have recorded a liability for unrecognized income tax benefits and related interest and penalties of $34.2 million and $38.1 million, respectively.

Restructuring and acquisition-related costs We incurred $18.0 million and $25.2 million of charges related to restructuring and acquisition-related costs in 2024 and 2023, respectively, and a significant portion of these charges were cash charges. In 2025, we expect restructuring payments in cash flows from operating activities to be between $20 million and $30 million for the full year in conjunction with our ongoing restructuring program and we expect the timing of cash payments to approximate the timing of charges incurred.

In connection with the Business Combination, we expect to incur significant acquisition-related costs consisting of, among other items, advisory, legal, accounting, valuation and other professional or consulting services. Certain of these costs are expected to be incurred throughout 2025 and a substantial portion of these costs occur at closing, which we currently expect by the end of 2025, subject to approval by both sets of shareholders, regulatory approvals, and satisfaction of customary closing conditions.

Pension and other postretirement benefits (OPEB) Our cash payments for OPEB, net of GM cost sharing, were $8.7 million in 2024 and $12.5 million in 2023. This compares to our annual postretirement credit of $1.9 million in 2024 and annual postretirement cost of $1.3 million in 2023. We expect our cash payments for OPEB obligations in 2025, net of GM cost sharing, to be approximately $11.6 million.

Due to the availability of our pre-funded pension balances (previous contributions in excess of prior required pension contributions), we expect our regulatory pension funding requirements in 2025 to be approximately $1.1 million.

Other assets and liabilities For the year ended December 31, 2023, we experienced an increase in cash flow from operating activities of $27.2 million related to our variable-to-fixed interest rate swaps which were discontinued in the third quarter of 2023 and were in an asset position on the date that they were discontinued.

Malvern Fire In 2023, we received $24.0 million of cash reimbursements and advances under our insurance policies, of which $7.0 million was associated with operating expenses incurred as a result of the Malvern Fire that occurred in 2020 and have been presented as an operating cash inflow in our Consolidated Statement of Cash Flows for the period. See Note 16 - Manufacturing Facility Fire and Insurance Recovery for additional detail.

INVESTING ACTIVITIES For the year ended December 31, 2024, net cash used in investing activities was $254.8 million as compared to $184.5 million for the year ended December 31, 2023. Capital expenditures were $248.0 million in 2024 and $194.6 million in 2023. We expect our capital spending in 2025 to be approximately 5% of sales, which includes support for our global program launches in 2025 and 2026 within our new and incremental business backlog, as well as program capacity increases and future launches of replacement programs.

In 2023, we received $17.0 million of cash associated with machinery and equipment that was damaged or destroyed as a result of the Malvern Fire. This cash received has been classified as investing cash inflows based on the nature of the associated loss incurred.

In October 2024, we entered into the India Sale Agreement and the transaction is expected to close in the first half of 2025, subject to customary closing conditions, including the receipt of regulatory approvals. Upon closing, we expect to collect the sales price of $65 million in cash, subject to certain customary adjustments at closing.

On January 29, 2025, AAM announced that we reached agreement with the Board of Directors of Dowlais on the terms of a recommended cash and share offer to be made by AAM to acquire the entire issued and to be issued ordinary share capital of Dowlais for approximately $1.44 billion in cash and AAM shares. Dowlais shareholders will be entitled to receive for each share of Dowlais' common stock: 0.0863 shares of new AAM common stock, 42 pence per share in cash (approximately $0.52 per share) and up to 2.8 pence (approximately $0.035 per share) of Dowlais fiscal year 2024 final dividend prior to closing. The transaction is expected to close by the end of 2025, subject to approval by both sets of shareholders, regulatory approvals, and satisfaction of customary closing conditions.

FINANCING ACTIVITIES Net cash used in financing activities was $156.2 million in 2024, compared to net cash used in financing activities of $205.5 million in 2023. Total debt outstanding, net of debt issuance costs, was $2,624.8 million at year-end 2024 and $2,768.9 million at year-end 2023. The change in total debt outstanding, net of issuance costs, at year-end 2024, as compared to year-end 2023, was primarily due to the factors noted below.

Senior Secured Credit Facilities American Axle & Manufacturing Holdings, Inc. (Holdings) and American Axle & Manufacturing, Inc. (AAM, Inc.) are parties to an amended and restated credit agreement that was entered into on March 11, 2022 and amended on December 13, 2022, June 28, 2023 and May 16, 2024 (as so amended, the Amended and Restated Credit Agreement) which provides for a term loan A facility (the Term Loan A Facility), term loan B facility (the Term Loan B Facility) and a multi-currency revolving credit facility (the Revolving Credit Facility and together with the Term Loan A Facility and the Term Loan B Facility, the Senior Secured Credit Facilities).

On May 16, 2024, Holdings and AAM, Inc. entered into a refinancing facility agreement (the Refinancing Facility Agreement), that established a new Term Loan B Facility of $648.0 million (the New Term Loan B Facility) and amended the Amended and Restated Credit Agreement to, among other things, update the applicable interest rate on the New Term Loan B Facility. The proceeds from the New Term Loan B Facility, together with $2.2 million cash on hand, were used to a) prepay the entire principal amount of the then-outstanding Term Loan B Facility, b) pay all accrued and unpaid interest due under the then-outstanding Term Loan B Facility and c) pay fees, costs and expenses payable in connection with the refinancing of the Term Loan B Facility. The New Term Loan B Facility will mature on December 13, 2029 (TLB Maturity), subject to a springing maturity that will apply if, on any date prior to the TLB Maturity, any of AAM's senior notes exceed $250 million outstanding within 91 days of the maturity date of such senior notes. In connection with the Refinancing Facility Agreement, we paid $1.7 million of debt refinancing costs and paid accrued interest of $0.5 million relating to the Term Loan B Facility. The terms of the Term Loan A Facility and the Revolving Credit Facility under the Amended and Restated Credit Agreement, including their respective interest rates and maturity dates in the first quarter of 2027, remain unchanged.

On June 28, 2023, Holdings and AAM, Inc. entered into the First Amendment to the Amended and Restated Credit Agreement (the First Amendment), which, among other things, increased the maximum levels of the total net leverage ratio covenant and reduced the minimum levels of cash interest expense coverage ratio covenant for the period from June 28, 2023 through the filing of our second quarter 2024 results, subject to certain conditions (the Amendment Period), modified certain categories of the applicable margin (determined based on the total net leverage ratio of Holdings) for the duration of the Amendment Period with respect to interest rates under the Term Loan A Facility and the Revolving Credit Facility, and modified certain covenants restricting the ability of Holdings, AAM, Inc. and certain subsidiaries of Holdings to create, incur, assume, or permit to exist certain additional indebtedness and liens and to make or agree to pay or make certain restricted payments, voluntary payments and distributions. As of the date of the First Amendment, the terms of the then-outstanding Term Loan B Facility under the Amended and Restated Credit Agreement, including maturity dates, interest rates and their applicable margins, remained unchanged. We paid debt issuance costs of $3.2 million for the year ended December 31, 2023 related to the First Amendment. The Amendment Period is no longer in effect following the filing of our second quarter 2024 results in August 2024.

At December 31, 2024, $892.2 million was available under the Revolving Credit Facility. This availability reflects a reduction of $32.8 million for standby letters of credit issued against the facility. The proceeds of the Revolving Credit Facility are used for general corporate purposes.

In 2023, we made voluntary prepayments totaling $26.0 million on our Term Loan A Facility and $20.2 million on our Term Loan B Facility. As a result, we expensed approximately $1.1 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of these borrowings.

The Senior Secured Credit Facilities provide back-up liquidity for our non-U.S.credit facilities. We intend to use the availability of long-term financing under the Senior Secured Credit Facilities to refinance any current maturities related to such debt agreements that are not otherwise refinanced on a long-term basis in their local markets, except where otherwise reclassified to Current portion of long-term debt on our Consolidated Balance Sheet.

Redemption of 6.25% Notes due 2026 During the year ended December 31, 2024, we voluntarily redeemed and repurchased the remaining portion of our 6.25% Notes due 2026. This resulted in principal payments totaling $127.6 million and $2.2 million in accrued interest. We also expensed approximately $0.4 million for the write-off of the remaining unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing.

In the fourth quarter of 2023, we voluntarily redeemed a portion of our 6.25% Notes due 2026. This resulted in a principal payment of $50.0 million and $0.9 million in accrued interest. We also expensed approximately $0.2 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing. In the fourth quarter of 2023, we also completed an open market repurchase of our 6.25% Notes due 2026 of $2.4 million.

Non-U.S. Credit Facilities We utilize local currency credit facilities to finance the operations of certain non-U.S. subsidiaries. These credit facilities, some of which are guaranteed by Holdings and/or AAM, Inc., expire at various dates through September 2028. At December 31, 2024, $27.6 million was outstanding under our non-U.S. credit facilities and an additional $78.2 million was available. At December 31, 2023, $51.8 million was outstanding under these facilities and an additional $84.7 million was available.

Financing Related to the Pending Combination with Dowlais In connection with the Business Combination, Holdings and AAM, Inc., entered into a credit agreement (the Backstop Credit Agreement) pursuant to which, subject to the terms and conditions set forth therein, the lenders party thereto agreed to provide AAM, Inc. with: (i) $484.25 million in Tranche A Term Loans; (ii) $1,491.0 million in Tranche B Term Loans; and (iii) $1,250.0 million in revolving loans. Additionally, and in connection with the Business Combination, on January 29, 2025, Holdings and AAM, Inc. entered into: (i) a First Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $843.0 million interim loan facility (the First Lien Bridge Facility); and (ii) a Second Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $500.0 million interim loan facility (the Second Lien Bridge Facility and together with the First Lien Bridge Facility, the Bridge Facilities). The proceeds of the commitments provided under the Backstop Credit Agreement and Bridge Facilities, or of other permanent financing that replaces such facilities, which may include the issuance of debt securities and/or one or more senior term loan facilities, will be used, among other things, to finance the cash consideration payable to Dowlais shareholders pursuant to the Business Combination and expenses payable in connection with the Business Combination (including debt refinancing costs) and to refinance borrowings under the Amended and Restated Credit Agreement in full.

Treasury stock Treasury stock increased by $2.8 million in 2024 to $235.7 million, as compared to $232.9 million at year-end 2023, due to the withholding and repurchase of shares of AAM stock to satisfy employee tax withholding obligations due upon the vesting of stock-based compensation.

Credit ratings To access public debt capital markets, the Company relies on credit rating agencies to assign short-term and long-term credit ratings to our securities as an indicator of credit quality for fixed income investors. A credit rating agency may change or withdraw its ratings based on its assessment of our current and future ability to meet interest and principal repayment obligations. Credit ratings may affect our cost of borrowing and/or our access to debt capital markets. The credit ratings and outlook currently assigned to our securities by the rating agencies are as follows:

	Corporate Family Rating	Senior Unsecured Notes Rating	Senior Secured Notes Rating	Outlook
Standard & Poor's	BB-	B+	BB+	Stable
Moody's Investors Services	B1	B2	Ba1	Stable

Dividend program We have not declared or paid any cash dividends on our common stock in 2024 or 2023.

Contractual obligations Our contractual obligations consist primarily of: 1) current and long-term debt; 2) operating and finance lease obligations; 3) obligated purchase commitments for capital expenditures and related project expense; 4) pension and other postretirement benefit obligations, net of GM cost sharing; and 5) interest obligations. Information regarding expected payments by period can be found in Item 8, "Financial Statements and Supplementary Data" in this Form 10-K at Note 4 - Long-Term Debt for our current and long-term debt obligations, Note 15 - Leasing for our operating and finance lease obligations, Note 10 - Commitments and Contingencies for purchase commitments related to capital expenditures and project expense, and Note 8 - Employee Benefit Plans for pension and other postretirement benefit obligations.

The expected future interest obligations associated with our current and long-term debt and finance lease obligations are approximately as follows: $176 million in 2025, $172 million in 2026, $123 million in 2027, $95 million in 2028, $73 million in 2029, and $11 million in 2030 and thereafter.

Subsidiary Guarantees of Registered Debt Securities Our 6.875% Notes, 6.50% Notes and 5.00% Notes (collectively, the Notes) are senior unsecured obligations of AAM, Inc. (Issuer); all of which are fully and unconditionally guaranteed, on a joint and several basis, by Holdings and substantially all domestic subsidiaries of AAM, Inc. and MPG Inc. (Subsidiary Guarantors). Holdings has no significant assets other than its 100% ownership in AAM, Inc. and MPG Inc., and no direct subsidiaries other than AAM, Inc. and MPG Inc.

Each guarantee by Holdings and/or any of the Subsidiary Guarantors is:

- a senior obligation of the relevant Subsidiary Guarantors;
- the unsecured and unsubordinated obligation of the relevant Subsidiary Guarantors; and
- of equal rank with all other existing and future unsubordinated and unsecured indebtedness of the relevant Subsidiary Guarantors.

Each guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically, fully and unconditionally released and discharged upon:

- any sale, exchange or transfer (by merger or otherwise) of the capital stock of such Subsidiary Guarantor, or the sale or disposition of all the assets of such Subsidiary Guarantor, which sale, exchange, transfer or disposition is made in compliance with the applicable provisions of the indentures;
- the exercise by the issuer of its legal defeasance option or covenant defeasance option or the discharge of the issuer's obligations under the indentures in accordance with the terms of the indentures; or
- the election of the issuer to affect such a release following the date that such guaranteed Notes have an investment grade rating from both Standard & Poor's Ratings Group, Inc, and Moody's Investors Service, Inc.

The following represents summarized financial information of Holdings, AAM, Inc. and the Subsidiary Guarantors (collectively, the Combined Entities). The information has been prepared on a combined basis and excludes any investments of AAM Holdings, AAM, Inc., or the Subsidiary Guarantors in non-guarantor subsidiaries. Intercompany transactions and amounts between Combined Entities have been eliminated.

Statement of Operations Information _(in millions)_

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net sales	$ 4,268.4	$ 4,376.7
Gross profit	537.9	339.2
Income (loss) from operations	73.9	(91.4)
Net loss	(27.2)	(182.4)

Balance Sheet Information _(in millions)_

	December 31, 2024	December 31, 2023
Current assets	$ 1,038.5	$ 1,009.2
Noncurrent assets	2,480.8	2,723.4
Current liabilities	497.7	1,512.2
Noncurrent liabilities	3,098.0	3,252.2
Redeemable preferred stock	—	—
Noncontrolling interest	—	—

At December 31, 2024 and December 31, 2023, amounts owed by the Combined Entities to non-guarantor entities totaled approximately $15 million and $1,090 million, respectively, and amounts owed to the Combined Entities from non-guarantor entities totaled approximately $380 million and $580 million, respectively. The reduction in the amounts owed by the Combined Entities to non-guarantor entities, and the associated reduction in Current liabilities at December 31, 2024, as compared to December 31, 2023, was the result of the implementation of certain actions to reorganize our global operating structure effective at the end of 2023 and a corresponding change to our Subsidiary Guarantors.

CYCLICALITY AND SEASONALITY

Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Typically, our business is also moderately seasonal as our major OEM customers historically have an extended shutdown of operations (normally 1-2 weeks) in conjunction with their model year changeover and an approximate one-week shutdown in the month of December. Our major OEM customers also occasionally have longer shutdowns of operations for program changeovers. Accordingly, our quarterly results may reflect these trends.

LEGAL PROCEEDINGS

See Note 13 - Income Taxes and Note 10 - Commitments and Contingencies in Item 8, "Financial Statements and Supplementary Data" for discussion of legal proceedings and the effect on AAM.

EFFECT OF NEW ACCOUNTING STANDARDS

See Note 1 - Organization and Summary of Significant Accounting Policies in Item 8, "Financial Statements and Supplementary Data" for discussion of new accounting standards and the effect on AAM.

CRITICAL ACCOUNTING ESTIMATES

In order to prepare consolidated financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

Other items in our consolidated financial statements require estimation. In our judgment, they are not as critical as those disclosed below. We have discussed and reviewed our critical accounting estimates disclosure with the Audit Committee of our Board of Directors.

VALUATION OF DEFERRED TAX ASSETS AND OTHER TAX LIABILITIES Because we operate in many different geographic locations, including several non-U.S., state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets is complex. In accordance with ASC 740 - *Income Taxes*, we review the likelihood that we will realize the benefit of deferred tax assets and estimate whether recoverability of our deferred tax assets is "more likely than not," based on forecasts of taxable income in the related tax jurisdictions. In determining the requirement for a valuation allowance, the historical results, projected future operating results based upon approved business plans, eligible carry forward periods, and tax planning opportunities are considered, along with other relevant positive and negative evidence. If, based upon available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

As of December 31, 2024, we have a valuation allowance of approximately $288.8 million related to net deferred tax assets in several non-U.S. jurisdictions and U.S. federal, state and local jurisdictions. As of December 31, 2023 and 2022, our valuation allowance was $267.1 million and $217.5 million, respectively.

If, in the future, we generate taxable income on a sustained basis in non-U.S. and U.S. federal, state and local jurisdictions for which we have recorded valuation allowances, our current estimate of the recoverability of our deferred tax assets could change and result in the future reversal of some or all of the valuation allowance. While we believe we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances or our tax liabilities.

Further, due to the uncertainty associated with the potential impact of geopolitical conflicts or events, as well as macroeconomic factors, including sustained or increased inflation, renegotiated trade agreements, and tariffs or import restrictions, we may experience lower than projected earnings in certain jurisdictions in future periods and, as a result, it is reasonably possible that changes in valuation allowances could be recognized in future periods and such changes could be material to our financial statements.

Unrecognized Income Tax Benefits

We record uncertain tax positions on the basis of a two-step process whereby: (1) we determine whether it is "more likely than not" that the tax positions will be sustained based on the technical merits of the position: and (2) for those positions that meet the "more likely than not" recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties on uncertain tax positions in income tax expense (benefit). As of December 31, 2024 and 2023, we had a liability for unrecognized income tax benefits and related interest and penalties of $34.2 million and $38.1 million, respectively. We continue to monitor the progress and conclusions of all ongoing audits and other communications with tax authorities and adjust our estimated liability as necessary.

Other Income Tax Matters - Pending Tax Litigation

We operate in multiple jurisdictions throughout the world and the income tax returns of several subsidiaries in various tax jurisdictions are currently under examination. During their examination of our 2015 U.S. federal income tax return, the Internal Revenue Service (IRS) asserted that income earned by a Luxembourg subsidiary from its Mexican branch operations should be categorized as foreign base company sales income (FBCSI) under Section 954(d) of the Internal Revenue Code and recognized currently as taxable income on our 2015 U.S. federal income tax return. As a result of this assertion, the IRS issued a Notice of Proposed Adjustment (NOPA). AAM disagreed with the NOPA, believes that the proposed adjustment is without merit and contested the matter through the IRS's administrative appeals process. No resolution was reached in the appeals process and, in September 2022, the IRS issued a Notice of Deficiency. The IRS subsequently issued a Notice of Tax Due in December 2022 and AAM paid the assessed tax and interest of $10.1 million in January 2023. We filed a claim for refund for the amount of tax and interest paid related to this matter for the 2015 tax year and, in December 2023, we filed suit in the U.S. Court of Federal Claims.

We believe, after consultation with tax and legal counsel, that it is more likely than not that our structure did not give rise to FBCSI, and it's likely that we will be successful in ultimately defending our position. As such, we have not recorded any impact of the IRS's proposed adjustment in our consolidated financial statements as of, and for the years ended, December 31, 2024 and December 31, 2023, with the exception of the cash payment and associated income tax receivable of $10.1 million paid by AAM to the IRS in 2023. As of December 31, 2024, in the event AAM is not successful in defending its position, the potential additional income tax expense, including estimated interest charges, related to tax years 2015 through 2023, is estimated to be in the range of approximately $315 million to $365 million.

In July 2024, the IRS issued to AAM additional NOPAs for this matter for each of the tax years 2016 through 2019. The issuance of these NOPAs does not impact the aforementioned estimated range of potential income tax expense and interest charges and does not alter AAM's belief that it is more likely than not that our structure did not give rise to FBCSI and that it's likely that we will be successful in ultimately defending our position.

PENSION AND OTHER POSTRETIREMENT BENEFITS In calculating our assets, liabilities and expenses related to pension and OPEB, key assumptions include the discount rate, expected long-term rates of return on plan assets, mortality projections and rates of increase in health care costs.

The discount rates used in the valuation of our U.S. pension and OPEB obligations were based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. In 2024, the weighted-average discount rates determined on that basis were 5.65% for the valuation of our pension benefit obligations and 5.70% for the valuation of our OPEB obligations. The discount rates used in the valuations of our non-U.S. pension obligations were based on hypothetical yield curves developed from corporate bond yield information within each regional market. In 2024, the weighted-average discount rate determined on that basis was 4.95% for our non-U.S. plans. The expected weighted-average long-term rates of return on our plan assets were 6.75% for our U.S. plans, and 5.80% for our non-U.S. plans in 2024.

We developed these rates of return assumptions based on future capital market expectations for the asset classes represented within our portfolio and a review of long-term historical returns. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability. Our investment policy allocates approximately 25% - 35% of the U.S. plan assets to equity securities, with the remainder invested in fixed income securities, hedge fund investments and cash. The rates of increase in health care costs are based on current market conditions, inflationary expectations and historical information.

All of our assumptions were developed in consultation with our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and OPEB obligations at year-end 2024, actual trends could result in materially different valuations. The effect on our pension plans of a 0.5% decrease in both the discount rate and expected return on assets is shown below as of December 31, 2024, our valuation date.

	Discount Rate	Expected Return on Assets
	(in millions)	
Decline in funded status	$ (20.0)	N/A
Increase in 2024 expense	$ 0.1	$ 2.2

No changes in benefit levels or in the amortization of gains or losses have been assumed.

For 2025, we assumed a weighted-average annual increase in the per-capita cost of covered health care benefits of 6.8% for OPEB. The rate is assumed to decrease gradually to 5.0% by 2034 and remain at that level thereafter. A 0.5% decrease in the discount rate for our OPEB would have increased total expense in 2024 and the postretirement obligation, net of GM cost sharing, at December 31, 2024 by $0.4 million and $7.8 million, respectively. A 1.0% increase in the assumed health care trend rate would have increased total service and interest cost in 2024 and the postretirement obligation, net of GM cost sharing, at December 31, 2024 by $0.7 million and $11.9 million, respectively.

AAM and GM share in the cost of OPEB for eligible retirees proportionally based on the length of service an employee had with AAM and GM. We estimate the future cost sharing payments and present it as an asset on our Consolidated Balance Sheet. As of December 31, 2024, we estimated $120.4 million in future GM cost sharing. If, in the future, GM were unable to fulfill this financial obligation, our OPEB obligations could be different than our current estimates.

GOODWILL We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We periodically evaluate goodwill for impairment in accordance with the accounting guidance for goodwill and other indefinite-lived intangibles that are not amortized. We review our goodwill for impairment annually during the fourth quarter. In addition, we review goodwill for impairment whenever adverse events or changes in circumstances indicate a possible impairment.

This review is performed at the reporting unit level, and involves a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess carrying value over fair value.

In performing goodwill impairment testing, we utilize a third-party valuation specialist to assist management in determining the fair value of our reporting units. Fair value of each reporting unit is estimated based on a combination of discounted cash flows and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of each reporting unit. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, market comparables, future cash flows of the reporting units, and appropriate discount and long-term growth rates. A decline in the actual cash flows of our reporting units in future periods, as compared to the projected cash flows used in our valuations, could result in the carrying value of the reporting units exceeding their respective fair values. Further, a change in market comparables, discount rate or long-term growth rate, as a result of a change in economic conditions or otherwise, could result in the carrying values of the reporting units exceeding their respective fair values.

Our business is organized into two segments: Driveline and Metal Forming. Under the goodwill guidance, we determined that each of our segments represents a reporting unit. The determination of our reporting units and impairment indicators also require us to make significant judgments. At December 31, 2024 all goodwill was associated with our Driveline reporting unit. As a result of our goodwill impairment test completed in the fourth quarter of 2024, we determined that the fair value of our Driveline reporting unit exceeded its carrying value by approximately 40%. See Note 3 - Goodwill and Other Intangible Assets for further detail regarding our goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets, excluding goodwill, to be held and used are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. Recoverability of each "held for use" asset group affected by impairment indicators is determined by comparing the forecasted undiscounted cash flows of the operations to which the assets relate to their carrying amount. If the carrying amount of an asset group exceeds the undiscounted cash flows and is therefore not recoverable, the assets in this group are written down to their estimated fair value. We estimate fair value based on market prices, when available, or on a discounted cash flow analysis. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include:

- An assessment as to whether an adverse event or circumstance has triggered the need for an impairment review;
- Determination of asset groups, the primary asset within each group, and the primary asset's average estimated useful life;
- Undiscounted future cash flows generated by the assets; and
- Determination of fair value when an impairment is deemed to exist, which may require assumptions related to future general economic conditions, future expected production volumes, product pricing and cost estimates, working capital and capital investment requirements, discount rates and estimated liquidation values.

PRODUCT WARRANTY We record a liability and related charge to cost of goods sold for estimated warranty obligations at the dates our products are sold or when specific warranty issues are identified. Product warranties not expected to be paid within one year are recorded as a noncurrent liability on our Consolidated Balance Sheet. Our estimated warranty obligations for products sold are based on significant management estimates, with input from our warranty, sales, engineering, quality and legal departments. For products and customers with actual warranty payment experience, we estimate warranty costs principally based on past claims history. For certain products and customers, actual warranty payment experience does not exist or is not mature. In these cases, we estimate our costs based on the contractual arrangements with our customers, existing customers' warranty program terms and internal and external warranty data, which includes a determination of our responsibility for potential warranty issues or claims and estimates of repair costs. We actively study trends of our warranty claims and take action to improve product quality and minimize warranty claims. We continuously evaluate these estimates and our customers' administration of their warranty programs. We closely monitor actual warranty claim data and adjust the liability, as necessary, on a quarterly basis.

In addition to our ordinary warranty provisions with our customers, we may be responsible for certain costs associated with product recalls and field actions, which are recorded at the time our obligation is probable and can be reasonably estimated. In 2023, we recorded $7 million of expense related to a field action with one of our largest customers for a die cast component included in transmission assemblies. We reached agreement on this field action with our customer in the fourth quarter of 2023 and paid this amount in 2024.

Our warranty accrual was $60.6 million as of December 31, 2024 and $66.3 million as of December 31, 2023. During 2024 and 2023, we made adjustments to our warranty accrual to reflect revised estimates regarding our projected future warranty obligations. Actual experience could differ from the amounts estimated requiring adjustments to these liabilities in future periods. It is possible that changes in our assumptions or future warranty issues could materially affect our financial position and results of operations.

ACCOUNTING FOR ACQUISITIONS On January 29, 2025, AAM announced that we reached agreement with the Board of Directors of Dowlais on the terms of a recommended cash and share offer to be made by AAM to acquire the entire issued and to be issued ordinary share capital of Dowlais for approximately $1.44 billion in cash and AAM shares. Upon successful consummation of this combination, we will be subject to the accounting guidance as prescribed by ASC 805 - Business Combinations. We are required to allocate the purchase price of an acquired business to its identifiable assets and liabilities based on fair value. The excess purchase price over the fair value of identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair values of assets acquired and liabilities assumed, especially with regard to intangible assets, requires significant levels of estimates and assumptions made by management. In order to assist management, we utilize third party valuation experts in determining the fair values.

If the initial accounting for an acquisition is incomplete by the end of the reporting period in which the acquisition occurs, we record provisional amounts for the incomplete items. We have the ability to make measurement period adjustments, as necessary, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized on the date of acquisition. The measurement period ends once we receive the information that was not obtainable as of the acquisition date, and should not exceed one year from the acquisition date.

In this MD&A and elsewhere in this Form 10-K (Annual Report), we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and relate to trends and events that may affect our future financial position and operating results. The terms such as "will," "may," "could," "would," "plan," "believe," "expect," "anticipate," "intend," "project," "target," and similar words or expressions, as well as statements in future tense, are intended to identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and may differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- global economic conditions, including the impact of inflation, recession or recessionary concerns, or slower growth in the markets in which we operate;
- reduced purchases of our products by General Motors Company (GM), Stellantis N.V. (Stellantis), Ford Motor Company (Ford) or other customers;
- our ability to respond to changes in technology, increased competition or pricing pressures;
- our ability to develop and produce new products that reflect market demand;
- lower-than-anticipated market acceptance of new or existing products;
- our ability to attract new customers and programs for new products;
- reduced demand for our customers' products (particularly light trucks and sport utility vehicles (SUVs) produced by GM, Stellantis and Ford);
- our ability to consummate strategic initiatives and successfully integrate acquisitions and joint ventures;
- risks inherent in our global operations (including tariffs and the potential consequences thereof to us, our suppliers, and our customers and their suppliers, adverse changes in trade agreements, such as the United States-Mexico-Canada Agreement (USMCA), compliance with customs and trade regulations, immigration policies, political stability or geopolitical conflicts, taxes and other law changes, potential disruptions of production and supply, and currency rate fluctuations);
- supply shortages and the availability of natural gas or other fuel and utility sources in certain regions, labor shortages, including increased labor costs, or price increases in raw material and/or freight, utilities or other operating supplies for us or our customers as a result of pandemic or epidemic illness, geopolitical conflicts, natural disasters or otherwise;
- a significant disruption in operations at one or more of our key manufacturing facilities;
- risks inherent in transitioning our business from internal combustion engine vehicle products to hybrid and electric vehicle products;
- our ability to realize the expected revenues from our new and incremental business backlog;
- negative or unexpected tax consequences, including those resulting from tax litigation;
- risks related to a failure of our information technology systems and networks, including cloud-based applications, and risks associated with current and emerging technology threats, and damage from computer viruses, unauthorized access, cyber attacks, including increasingly sophisticated cyber attacks incorporating use of artificial intelligence, and other similar disruptions;
- our suppliers', our customers' and their suppliers' ability to maintain satisfactory labor relations and avoid or minimize work stoppages;
- cost or availability of financing for working capital, capital expenditures, research and development (R&D) or other general corporate purposes including acquisitions, as well as our ability to comply with financial covenants;
- our customers' and suppliers' availability of financing for working capital, capital expenditures, R&D or other general corporate purposes;
- an impairment of our goodwill, other intangible assets, or long-lived assets if our business or market conditions indicate that the carrying values of those assets exceed their fair values;
- liabilities arising from warranty claims, product recall or field actions, product liability and legal proceedings to which we are or may become a party, or the impact of product recall or field actions on our customers;
- our ability or our customers' and suppliers' ability to successfully launch new product programs on a timely basis;
- risks of environmental issues, including impacts of climate-related events, that could result in unforeseen issues or costs at our facilities, or risks of noncompliance with environmental laws and regulations, including reputational damage;
- our ability to maintain satisfactory labor relations and avoid work stoppages;
- our ability to achieve the level of cost reductions required to sustain global cost competitiveness or our ability to recover certain cost increases from our customers;
- price volatility in, or reduced availability of, fuel;
- our ability to protect our intellectual property and successfully defend against assertions made against us;
- adverse changes in laws, government regulations or market conditions affecting our products or our customers' products;
- our ability or our customers' and suppliers' ability to comply with regulatory requirements and the potential costs of such compliance;
- changes in liabilities arising from pension and other postretirement benefit obligations;
- our ability to attract and retain qualified personnel in key positions and functions; and
- other unanticipated events and conditions that may hinder our ability to compete.

It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISK

Our business and financial results are affected by fluctuations in global financial markets, including currency exchange rates and interest rates. Our hedging policy has been developed to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and cost. We do not hold financial instruments for trading or speculative purposes.

CURRENCY EXCHANGE RISK   From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates relating to certain foreign currencies. At December 31, 2024 and December 31, 2023, we had currency forward contracts outstanding with a total notional amount of $228.1 million and $206.9 million, respectively. The potential decrease in fair value of foreign exchange contracts, assuming a 10% adverse change in the foreign currency exchange rates, would be approximately $20.7 million at December 31, 2024 and was approximately $18.8 million at December 31, 2023.

In January 2025, in connection with the Business Combination, we entered into a foreign currency forward contract with a notional value of £571.0 million to fix the U.S. dollar equivalent associated with the cash consideration that is expected to be payable to the Dowlais shareholders upon closing of the Business Combination. This foreign currency forward contract is non-designated and will be recognized at fair value each reporting period up to, and including, the closing of the Business Combination with changes in fair value recognized in foreign exchange gains and losses in Other income (expense), net in our Consolidated Statement of Operations.

In 2022, we discontinued an existing fixed-to-fixed cross-currency swap, which was in an asset position of $9.7 million on the date that it was discontinued. Also in 2022, we entered into a new fixed-to-fixed cross-currency swap to reduce the variability of functional currency equivalent cash flows associated with changes in exchange rates on certain Euro-based intercompany loans.

In the second quarter of 2024, we discontinued our existing €200.0 million fixed-to-fixed cross-currency swap that was designated as a cash flow hedge and entered into a new fixed-to-fixed cross-currency swap that is designated as a fair value hedge. The fixed-to-fixed cross-currency swap reduces the variability of functional currency equivalent cash flows associated with changes in exchange rates on certain Euro-based intercompany loans. At December 31, 2024, we had a notional amount outstanding under the fixed-to-fixed cross-currency swap of €175.0 million, which was equivalent to $181.2 million. The fixed-to-fixed cross-currency swap hedges our exposure to changes in exchange rates on the intercompany loans through the second quarter of 2027. The potential decrease in fair value of the fixed-to-fixed cross-currency swap, assuming a 10% adverse change in foreign currency exchange rates, would be approximately $18.1 million at December 31, 2024. At December 31, 2023, the potential decrease in fair value of our then-outstanding fixed-to-fixed cross-currency swap, assuming a 10% adverse change in the foreign currency exchange rates was approximately $22.1 million.

Future business operations and opportunities, including the expansion of our business outside North America, may further increase the risk that cash flows resulting from these global operations may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by creating natural hedges in the structure of our global operations, utilizing local currency funding of these expansions and various types of foreign exchange contracts.

INTEREST RATE RISK   We are exposed to variable interest rates on certain credit facilities. From time to time, we have used interest rate hedging to reduce the effects of fluctuations in market interest rates. In 2022, we discontinued an existing variable-to-fixed interest rate swap, which was in an asset position of $6.1 million on the date that it was discontinued. In 2022, and in the first quarter of 2023, we entered into new variable-to-fixed interest rate swaps to reduce the variability of cash flows associated with interest payments on our variable rate debt. In the third quarter of 2023, we discontinued these variable-to-fixed interest rate swaps, which were in an asset position of $27.2 million on the date that they were discontinued.

Also in the third quarter of 2023, we entered into new variable-to-fixed interest rate swaps to reduce the variability of cash flows associated with interest payments on our variable rate debt. As of December 31, 2024, we have $700.0 million notional amount hedged in relation to our variable-to-fixed interest rate swap into the third quarter of 2027, $200.0 million of which continues into the fourth quarter of 2029.

The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 15% of our weighted-average interest rate at December 31, 2024) on our long-term debt outstanding at December 31, 2024 would be approximately $4.3 million and was approximately $4.4 million at December 31, 2023, on an annualized basis.

Item 8.   Financial Statements and Supplementary Data

Consolidated Statements of Operations
Year Ended December 31,

	2024	2023	2022
	(in millions, except per share data)		
Net sales	$ 6,124.9	$ 6,079.5	$ 5,802.4
Cost of goods sold	5,383.5	5,455.2	5,097.5
Gross profit	741.4	624.3	704.9
Selling, general and administrative expenses	387.1	366.9	345.1
Amortization of intangible assets	82.9	85.6	85.7
Impairment charge (Note 2)	12.0	—	—
Restructuring and acquisition-related costs	18.0	25.2	30.2
Operating income	241.4	146.6	243.9
Interest expense	(186.0)	(201.7)	(174.5)
Interest income	28.1	26.2	17.0
Other income (expense)			
Debt refinancing and redemption costs	(0.6)	(1.3)	(6.4)
Gain on bargain purchase of business	—	—	13.6
Pension curtailment and settlement charges	—	(1.3)	—
Loss on equity securities	(0.1)	(1.1)	(25.5)
Other income (expense), net	(20.0)	8.1	(1.8)
Income (loss) before income taxes	62.8	(24.5)	66.3
Income tax expense	27.8	9.1	2.0
Net income (loss)	$ 35.0	$ (33.6)	$ 64.3
Basic earnings (loss) per share	$ 0.29	$ (0.29)	$ 0.54
Diluted earnings (loss) per share	$ 0.29	$ (0.29)	$ 0.53

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income (Loss)
Year Ended December 31,

	2024	2023	2022
	(in millions)		
Net income (loss)	$ 35.0	$ (33.6)	$ 64.3
Other comprehensive income (loss)			
Defined benefit plans, net of tax of $2.8 million, $(0.4) million and $(31.8) million in 2024, 2023 and 2022, respectively	(11.9)	1.6	95.0
Foreign currency translation adjustments	(44.7)	7.4	(38.4)
Changes in hedges, net of tax of $4.4 million, $1.9 million and $(6.5) million in 2024, 2023 and 2022, respectively	(32.7)	3.5	32.8
Other comprehensive income (loss)	(89.3)	12.5	89.4
Comprehensive income (loss)	$ (54.3)	$ (21.1)	$ 153.7

See accompanying notes to consolidated financial statements

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Balance Sheets
December 31,

	2024	2023
	(in millions, except per share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 552.9	$ 519.9
Accounts receivable, net	709.1	818.5
Inventories, net	442.5	482.9
Prepaid expenses and other	152.2	185.3
Current assets held-for-sale	58.1	—
Total current assets	1,914.8	2,006.6
Property, plant and equipment, net	1,622.8	1,760.9
Deferred income taxes	199.5	169.4
Goodwill	172.0	182.1
Other intangible assets, net	456.7	532.8
GM postretirement cost sharing asset	111.7	111.9
Operating lease right-of-use assets	110.3	115.6
Other assets and deferred charges	472.1	477.0
Total assets	$ 5,059.9	$ 5,356.3
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 47.9	$ 17.0
Accounts payable	700.5	773.9
Accrued compensation and benefits	193.0	200.1
Deferred revenue	14.2	16.6
Current portion of operating lease liabilities	22.8	21.9
Accrued expenses and other	172.4	172.1
Current liabilities held-for-sale	24.4	—
Total current liabilities	1,175.2	1,201.6
Long-term debt, net	2,576.9	2,751.9
Deferred revenue	37.0	70.4
Deferred income taxes	11.8	16.5
Long-term portion of operating lease liabilities	89.9	95.5
Postretirement benefits and other long-term liabilities	606.3	615.5
Total liabilities	4,497.1	4,751.4
Stockholders' equity		
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2024 or 2023	—	—
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2024 or 2023	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 128.3 million and 127.4 million shares issued as of December 31, 2024 and December 31, 2023, respectively	1.3	1.3
Paid-in capital	1,397.6	1,382.6
Accumulated deficit	(248.2)	(283.2)
Treasury stock at cost, 10.7 million shares in 2024 and 10.3 million shares in 2023	(235.7)	(232.9)
Accumulated other comprehensive income (loss)		
Defined benefit plans, net of tax	(157.2)	(145.3)
Foreign currency translation adjustments	(187.0)	(142.3)
Unrecognized gain (loss) on hedges, net of tax	(8.0)	24.7
Total stockholders' equity	562.8	604.9
Total liabilities and stockholders' equity	$ 5,059.9	$ 5,356.3

See accompanying notes to consolidated financial statements

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Cash Flows
Year Ended December 31,

	2024	2023	2022
		(in millions)	
Operating activities			
Net income (loss)	$ 35.0	$ (33.6)	$ 64.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	469.7	487.2	492.1
Impairment charge (Note 2)	12.0	—	—
Deferred income taxes	(31.9)	(45.7)	(29.5)
Stock-based compensation	15.0	13.4	17.7
Pensions and other postretirement benefits, net of contributions	(12.8)	(19.1)	(11.8)
Loss (gain) on disposal of property, plant and equipment, net	5.8	5.8	(0.5)
Loss on equity securities	0.1	1.1	25.5
Gain on bargain purchase of business	—	—	(13.6)
Debt refinancing and redemption costs	0.6	1.3	6.4
Changes in operating assets and liabilities, net of amounts acquired or disposed			
Accounts receivable	70.3	7.2	(38.7)
Inventories	17.1	(13.2)	(16.2)
Accounts payable and accrued expenses	(64.2)	58.6	61.1
Deferred revenue	(33.3)	(16.1)	(16.8)
Other assets and liabilities	(28.0)	(50.8)	(91.1)
Net cash provided by operating activities	455.4	396.1	448.9
Investing activities			
Purchases of property, plant and equipment	(248.0)	(194.6)	(171.4)
Proceeds from sale of property, plant and equipment	4.0	0.9	4.7
Proceeds from government grants	2.0	—	—
Purchase buyouts of leases	(3.1)	(2.1)	(4.0)
Acquisition of business, net of cash acquired	(7.3)	(2.5)	(88.9)
Proceeds from sale of equity securities	0.8	—	—
Investment in affiliates	(3.2)	(3.2)	(0.4)
Proceeds from insurance claim (Note 16)	—	17.0	17.0
Net cash used in investing activities	(254.8)	(184.5)	(243.0)
Financing activities			
Proceeds from Revolving Credit Facility	—	—	25.0
Payments of Revolving Credit Facility	—	(25.0)	—
Proceeds from issuance of long-term debt	7.0	35.8	247.9
Payments of long-term debt	(155.4)	(184.8)	(458.3)
Debt issuance costs	(1.7)	(3.2)	(31.4)
Purchase of treasury stock	(2.8)	(14.7)	(1.9)
Finance lease obligations and other	(3.3)	(13.6)	1.5
Net cash used in financing activities	(156.2)	(205.5)	(217.2)
Effect of exchange rate changes on cash	(11.4)	2.3	(7.4)
Net increase (decrease) in cash and cash equivalents	33.0	8.4	(18.7)
Cash and cash equivalents at beginning of year	519.9	511.5	530.2
Cash and cash equivalents at end of year	$ 552.9	$ 519.9	$ 511.5
Supplemental cash flow information			
Interest paid	$ 184.6	$ 186.4	$ 172.6
Income taxes paid, net	$ 49.5	$ 54.9	$ 40.4

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
	Shares Outstanding	Par Value				
			(in millions)			
Balance at January 1, 2022	114.0 $	1.3 $	1,351.5 $	(313.9) $	(216.3) $	(364.8)
Net income				64.3		
Changes in hedges						32.8
Foreign currency translation adjustments						(38.4)
Defined benefit plans, net						95.0
Vesting of stock-based compensation	0.8	—				
Stock-based compensation			17.7			
Purchase of treasury stock	(0.2)				(1.9)	
Balance at December 31, 2022	114.6 $	1.3 $	1,369.2 $	(249.6) $	(218.2) $	(275.4)
Net loss				(33.6)		
Changes in hedges						3.5
Foreign currency translation adjustments						7.4
Defined benefit plans, net						1.6
Vesting of stock-based compensation	4.1	—				
Stock-based compensation			13.4			
Purchase of treasury stock	(1.6)				(14.7)	
Balance at December 31, 2023	117.1 $	1.3 $	1,382.6 $	(283.2) $	(232.9) $	(262.9)
Net income				**35.0**		
Changes in hedges						**(32.7)**
Foreign currency translation adjustments						**(44.7)**
Defined benefit plans, net						**(11.9)**
Vesting of stock-based compensation	**0.9**	**—**				
Stock-based compensation			**15.0**			
Purchase of treasury stock	**(0.4)**				**(2.8)**	
Balance at December 31, 2024	**117.6 $**	**1.3 $**	**1,397.6 $**	**(248.2) $**	**(235.7) $**	**(352.2)**

See accompanying notes to consolidated financial statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION As a leading global tier 1 automotive and mobility supplier, AAM designs, engineers and manufactures Driveline and Metal Forming technologies to support electric, hybrid and internal combustion vehicles. Headquartered in Detroit, Michigan, with over 75 facilities in 16 countries, AAM is bringing the future faster for a safer and more sustainable tomorrow.

PRINCIPLES OF CONSOLIDATION We include the accounts of American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include all cash balances, savings accounts, sweep accounts, and highly liquid investments in money market funds and certificates of deposit with maturities of 90 days or less at the time of purchase.

REVENUE RECOGNITION We are obligated under our contracts with customers to manufacture and supply products for use in our customers' operations. We satisfy these performance obligations at the point in time that the customer obtains control of the products, which is the point in time that the customer is able to direct the use of, and obtain substantially all of the remaining benefits from, the products. This typically occurs upon shipment to the customer in accordance with purchase orders and delivery releases issued by our customers. We do not include amounts collected from customers for sales and other taxes in our transaction price and thus do not recognize these amounts as revenue. See Note 11 - Revenue from Contracts with Customers for more detail on our revenue.

ACCOUNTS RECEIVABLE The majority of our accounts receivable are due from original equipment manufacturers (OEMs) in the automotive industry and are considered past due when payment is not received within the terms stated within the contract. Trade accounts receivable for our customers are generally due within approximately 50 days from the date our customers receive our product.

Amounts due from customers are stated net of allowances for credit losses. We determine our allowances by considering our expected credit losses, in addition to factors such as our previous loss history, customers' ability to pay their obligations to us, and the condition of the general economy and industry as a whole. The allowance for credit losses was $2.5 million and $5.3 million as of December 31, 2024 and 2023, respectively. We write-off accounts receivable when they become uncollectible.

We have agreements in place with factoring companies to sell customer receivables on a nonrecourse basis from certain of our locations in Europe and Asia. The factoring companies collect payment for the sold receivables and AAM has no continuing involvement with such receivables. We also participate in an early payment program offered by our largest customer, which allows us to sell certain of our North American receivables from this customer to a third party at our discretion. AAM has no continuing involvement with the sold receivables.

CUSTOMER TOOLING AND PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS Engineering, research and development (R&D), and other pre-production design and development costs for products sold on long-term supply arrangements are expensed as incurred unless we have a contractual guarantee for reimbursement from the customer. Reimbursements received for pre-production costs relating to awarded programs are deferred and recognized into revenue over the life of the associated program. Reimbursements received for pre-production costs relating to future programs that have not been awarded, or amounts received for programs that become discontinued prior to production, are recorded as a reduction of expense.

Costs for tooling used to make products sold on long-term supply arrangements for which we have either title to the assets or the noncancelable right to use the assets during the term of the supply arrangement are capitalized in Property, plant and equipment, net. Reimbursable costs for tooling assets for which our customer has title and we do not have a noncancelable right to use during the term of the supply arrangement, are recorded in accounts receivable in our Consolidated Balance Sheets. The reimbursement for the customer-owned tooling is recorded as a reduction of accounts receivable upon collection. Capitalized items and customer receipts in excess of tooling costs specifically related to a supply arrangement are amortized over the shorter of the term of the arrangement or over the estimated useful lives of the related assets.

INVENTORIES We state our inventories at the lower of cost or net realizable value. The cost of our inventories is determined using the first-in-first-out method. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not salable, we record a provision for such loss as a component of our inventory accounts.

Inventories consist of the following:

	December 31,			
	2024		**2023**	
	(in millions)			
Raw materials and work-in-progress	$	**362.0**	$	411.5
Finished goods		**108.4**		103.5
Gross inventories		**470.4**		515.0
Inventory valuation reserves		**(27.9)**		(32.1)
Inventories, net	$	**442.5**	$	482.9

MAINTENANCE, REPAIR AND OPERATIONS (MRO) MATERIALS We include all spare parts and other durable materials for machinery and equipment that are consumed in the manufacturing process in MRO, which is included in Other assets and deferred charges in our Consolidated Balance Sheets. MRO assets are capitalized at actual cost and amortized on a straight-line basis over a useful life of six years, beginning from their purchase date. Repair costs for MRO assets are expensed in the period incurred. Amortization expense related to MRO was $58.3 million, $55.6 million and $56.0 million for 2024, 2023 and 2022, respectively.

PROPERTY, PLANT AND EQUIPMENT (PP&E) We state property, plant and equipment, including amortizable tooling, at historical cost, as adjusted for impairments. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. Repair and maintenance costs that do not extend the useful life or otherwise improve the utility of the asset beyond its existing useful state are expensed in the period incurred.

We record depreciation and tooling amortization using the straight-line method over the estimated useful lives of the depreciable assets. Depreciation and tooling amortization amounted to $328.5 million, $346.0 million and $350.4 million in 2024, 2023 and 2022, respectively.

Property, plant and equipment consists of the following:

	Estimated Useful Lives			December 31,			
				2024		**2023**	
	(years)			*(in millions)*			
Land	Indefinite			$	**51.1**	$	55.4
Land improvements	10	-	15		**27.0**		26.9
Buildings and building improvements	15	-	40		**684.6**		694.9
Machinery and equipment	3	-	12		**3,672.9**		3,771.1
Construction in progress					**200.5**		151.5
					4,636.1		4,699.8
Accumulated depreciation and amortization					**(3,013.3)**		(2,938.9)
Property, plant and equipment, net				$	**1,622.8**	$	1,760.9

As of December 31, 2024, 2023 and 2022, we had unpaid purchases of plant and equipment in our accounts payable of $57.4 million, $43.1 million and $34.2 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS When impairment indicators exist, we evaluate the carrying value of long-lived assets for potential impairment. We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value. Recoverability of assets "held for use" is determined by comparing the forecasted undiscounted cash flows of the operations to which the assets relate to their carrying amount. When the carrying value of an asset group exceeds its fair value and is therefore nonrecoverable, those assets are written down to fair value. Fair value is determined based on market prices, when available, or a discounted cash flow analysis is performed using management estimates.

GOODWILL We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We test our goodwill annually as of October 1, or more frequently if necessary, for impairment in accordance with the accounting guidance for goodwill and other indefinite-lived intangibles. See Note 3 - Goodwill and Other Intangible Assets, for more detail on our goodwill.

OTHER INTANGIBLE ASSETS Intangible assets are valued using primarily the relief from royalty method or the multi-period excess earnings method, both of which utilize significant unobservable inputs. These inputs are defined in the fair value hierarchy as Level 3 inputs, which require management to make estimates and assumptions regarding certain financial measures using forecasted or projected information. See Note 3 - Goodwill and Other Intangible Assets, for more detail on our intangible assets.

LEASING We record a right of use asset and lease liability when an agreement grants us the right to substantially all of the economic benefits associated with an identified asset, and we are able to direct the use of that asset throughout the term of the agreement, if such term exceeds 12 months. We exclude balance sheet recognition of right-of-use assets and associated liabilities for lease terms of 12 months or less for all classes of underlying assets. Options to extend or terminate the agreements have been included in the relevant lease term to the extent that they are reasonably certain to be exercised. For agreements that contain both lease and non-lease components, we account for these agreements as a single lease component for all classes of underlying assets. See Note 15 - Leasing, for more detail on our leases.

DEBT ISSUANCE COSTS The costs related to the issuance or modification of long-term debt are deferred and amortized into interest expense over the expected life of the borrowings. As of December 31, 2024 and December 31, 2023, our unamortized debt issuance costs were $41.2 million and $51.6 million, respectively. Debt issuance costs associated with our senior unsecured notes, as well as our Term Loan A Facility and Term Loan B Facility (as defined in Note 4 - Long-Term Debt), are recorded as a reduction to the related debt liability. Debt issuance costs of $6.1 million and $8.8 million related to our Revolving Credit Facility (also as defined in Note 4 - Long-Term Debt), are classified as Other assets and deferred charges on our Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023, respectively. Unamortized debt issuance costs that exist upon the extinguishment of debt are expensed proportionally to the amount of debt extinguished and classified as Debt refinancing and redemption costs on our Consolidated Statements of Operations.

DERIVATIVES We recognize all derivatives on the balance sheet at fair value and we are not subject to master netting agreements. If a derivative qualifies under the accounting guidance as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings. See Note 5 - Derivatives and Risk Management, for more detail on our derivatives.

CURRENCY TRANSLATION AND REMEASUREMENT We translate the assets and liabilities to United States (U.S.) dollars at end-of-period exchange rates for our non-U.S. subsidiaries. We translate the income statement elements of our non-U.S. subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our non-U.S. subsidiaries that use the local currency as their functional currency as a separate component of stockholders' equity. Gains and losses resulting from the remeasurement of assets and liabilities in a currency other than the functional currency of a subsidiary are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than the functional currency of a subsidiary in current period income. These foreign currency gains and losses resulted in a net loss of $17.0 million for the year 2024, and net gains of $12.8 million and $1.9 million for the years 2023 and 2022, respectively, in Other income (expense), net.

PENSION AND OTHER POSTRETIREMENT DEFINED BENEFIT PLANS Net pension and postretirement benefit expenses and the related liabilities are determined on an actuarial basis. These plan expenses and obligations are dependent on management's assumptions developed in consultation with our actuaries. We review these actuarial assumptions at least annually and make modifications when appropriate. See Note 8 - Employee Benefit Plans, for more detail on our pension and other postretirement defined benefit plans.

STOCK-BASED COMPENSATION AND OTHER INCENTIVE COMPENSATION We award stock-based compensation in the form of restricted stock units (RSUs) and performance shares. For the RSUs, the grant date fair value is measured as the stock price at the date of grant. For certain performance based awards, fair value is estimated using valuation techniques that require management to use estimates and assumptions. Certain awards require that management's estimates and assumptions be evaluated at each reporting date to determine if compensation expense related to the award should be adjusted, both on a catch-up and go-forward basis.

We also award incentive compensation in the form of long-term cash awards (LTCAs) and performance units (PUs). We grant the LTCAs payable in cash to certain associates which vest over a three-year period. We also grant PUs payable in cash to officers and certain other associates which vest over a three-year performance period and are based primarily on AAM's three-year cumulative free cash flow.

Compensation expense is recognized over the period during which the requisite service is provided, referred to as the vesting period. See Note 9 - Stock-Based Compensation and Other Incentive Compensation, for more detail on our accounting for stock-based compensation and other incentive compensation.

RESEARCH AND DEVELOPMENT COSTS We expense R&D, as incurred, in selling, general and administrative expenses on our Consolidated Statements of Operations. R&D spending was $159.0 million, $155.4 million and $144.0 million in 2024, 2023 and 2022, respectively. In 2024, 2023 and 2022, our R&D expense is net of approximately $21.8 million, $37.0 million and $20.0 million, respectively, of costs capitalized as a result of contractual guarantees with customers to recover engineering, design and development costs.

DEFERRED INCOME TAX ASSETS AND LIABILITIES AND VALUATION ALLOWANCES Our deferred income tax assets and liabilities reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities for income tax purposes.

In accordance with the accounting guidance for income taxes, we review the likelihood that we will realize the benefit of deferred tax assets and estimate whether recoverability of our deferred tax assets is "more likely than not," based on forecasts of taxable income in the related tax jurisdictions. In determining the requirement for a valuation allowance, the historical results, projected future operating results based upon approved business plans, eligible carry forward periods, and tax planning opportunities are considered, along with other relevant positive and negative evidence. If, based upon available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

We record uncertain tax positions on the basis of a two-step process whereby: 1) we determine whether it is "more likely than not" that the tax positions will be sustained based on the technical merits of the position: and 2) for those positions that meet the "more likely than not" recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties on uncertain tax positions in income tax expense (benefit).

See Note 13 - Income Taxes, for more detail on our accounting for income taxes.

EARNINGS (LOSS) PER SHARE (EPS) We present EPS using the two-class method. This method allocates undistributed earnings between common shares and non-vested share based payment awards that entitle the holder to non-forfeitable dividend rights. Our participating securities are our non-vested restricted stock units. See Note 14 - Earnings (Loss) Per Share (EPS), for more detail on our accounting for EPS.

PRODUCT WARRANTY We record estimated warranty obligation liabilities at the dates our products are sold, using sales volumes and internal and external warranty data where there is no payment history and historical information about the average cost of warranty claims for customers with prior claims. We estimate our costs based on the contractual arrangements with our customers, existing customer warranty terms and internal and external warranty data, which includes a determination of our warranty claims and actions taken to improve product quality and minimize warranty claims. See Note 10 - Commitments and Contingencies, for detail on our accounting for product warranties.

USE OF ESTIMATES In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

EFFECT OF NEW ACCOUNTING STANDARDS

Standards Recently Adopted

Accounting Standards Update 2023-07

On November 27, 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2023-07 - *Improvements to Reportable Segment Disclosures (Topic 280).* ASU 2023-07 enhances existing annual segment requirements to include disclosure of significant segment expenses and other segment items by reportable segment that are regularly used by the Chief Operating Decision Maker (CODM) to evaluate segment performance. This guidance also requires annual disclosure of the title and position of the CODM. ASU 2023-07 also expands interim segment disclosure requirements to include all existing annual segment disclosures in addition to the new disclosure requirements for significant segment expenses and other segment items. We adopted this guidance retrospectively on January 1, 2024 for the annual requirements and will adopt the interim requirements on January 1, 2025. See Note 17 - Segment and Geographic Information for our updated annual segment disclosures.

Standards Not Yet Adopted

Accounting Standards Update 2024-03

On November 4, 2024, the FASB issued ASU 2024-03 - I*ncome Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).* ASU 2024-03 expands existing annual and interim requirements for costs and expenses to include a footnote disclosure disaggregating expense captions on the face of the income statement by specific expense categories using a tabular presentation. ASU 2024-03 also requires a qualitative disclosure of the amounts remaining in relevant expense captions that are not separately disclosed as part of the specific expense categories, as well as disclosures about the entity's total selling expenses and in annual periods, a definition of selling expenses.This guidance becomes effective at the beginning of our 2027 fiscal year for annual requirements, and at the beginning of our 2028 fiscal year for interim requirements, using either a prospective or retrospective transition method. We will adopt this guidance on January 1, 2027 for the annual requirements and will adopt the interim requirements on January 1, 2028. We are currently assessing the impact that this standard will have on our consolidated financial statements.

Accounting Standards Update 2023-09

On December 14, 2023, the FASB issued ASU 2023-09 - *Improvements to Income Tax Disclosures (Topic 740).* ASU 2023-09 expands the existing disclosure requirements for the annual rate reconciliation between the effective tax rate and the statutory federal tax rate by requiring reconciliation items to be disaggregated by defined categories and disclosed as both percentages and amounts. ASU 2023-09 also requires the disaggregation of income taxes paid by jurisdiction for each annual period presented. This guidance becomes effective at the beginning of our 2025 fiscal year, and may be applied either retrospectively or prospectively. We expect to adopt this guidance on January 1, 2025 and we are currently assessing the impact that this standard will have on our consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

Pending Combination with Dowlais Group plc

On January 29, 2025, AAM announced that we reached agreement with the Board of Directors of Dowlais Group plc (Dowlais) on the terms of a recommended cash and share offer to be made by AAM to acquire the entire issued and to be issued ordinary share capital of Dowlais for approximately $1.44 billion in cash and AAM shares (the Business Combination). In connection with the Business Combination, on January 29, 2025, AAM and Dowlais entered into a Co-operation Agreement.

Pursuant to the Business Combination, Dowlais shareholders will be entitled to receive for each share of Dowlais' common stock: 0.0863 shares of new AAM common stock, 42 pence per share in cash (approximately $0.52 per share) and up to 2.8 pence (approximately $0.035 per share) of Dowlais fiscal year 2024 final dividend prior to closing. The transaction has been unanimously approved by the Boards of Directors of AAM and Dowlais. Following the close of the transaction, the combined company will be headquartered in Detroit, Michigan and will be led by AAM's Chairman and CEO. The transaction is expected to close by the end of 2025, subject to approval by both sets of shareholders, regulatory approvals, and satisfaction of customary closing conditions. See Note 4 - Long-Term Debt for additional detail regarding financing for the Business Combination.

Acquisition of Tekfor Group

On June 1, 2022, our acquisition of Tekfor Group (Tekfor) became effective and we paid a total purchase price of $94.4 million, which was funded entirely with cash on hand. Tekfor manufactures high-performance components, modules and fasteners, including traditional powertrain and driveline components (for both internal combustion and hybrid applications), and e-mobility components. Our acquisition of Tekfor has contributed to diversifying our geographic and customer sales mix, while also increasing our electrification product portfolio.

The acquisition of Tekfor was accounted for under the acquisition method under Accounting Standards Codification (ASC) 805 - *Business Combinations* with the purchase price allocated to the identifiable assets and liabilities of the acquired company based on the respective fair values of the assets and liabilities.

The following represents the fair values of the assets acquired and liabilities assumed resulting from the acquisition *(in millions)*:

	December 31, 2022
Total consideration transferred	$ 94.4
Cash and cash equivalents	$ 14.3
Accounts receivable	33.7
Inventories	46.3
Prepaid expenses and other long-term assets	30.1
Deferred income tax assets	5.0
Property, plant and equipment	105.5
Total assets acquired	$ 234.9
Accounts payable	33.5
Accrued expenses and other	28.1
Debt	23.4
Postretirement benefits and other long-term liabilities	41.9
Net assets acquired	$ 108.0
Gain on bargain purchase of business	$ 13.6

The gain on bargain purchase of business was primarily the result of macroeconomic factors at the time of acquisition such as the supply chain disruptions that impacted the automotive industry, including the conflict between Russia and Ukraine, the semiconductor supply shortage, and increasing input costs, including materials, freight and utilities.

We finalized the valuation of the assets and liabilities of Tekfor in the first quarter of 2023 as we concluded the customary post-closing reviews associated with the acquisition. There were no adjustments to the purchase price allocation in the year ended December 31, 2023.

Included in net sales and net income for the period from the acquisition effective date on June 1, 2022 through December 31, 2022 was $204.0 million and a net loss of $5.1 million, respectively, attributable to Tekfor. The 2022 net loss attributable to Tekfor included a one-time expense of approximately $4.0 million, net of tax, for the step-up of inventory to fair value.

Unaudited Pro Forma Financial Information

Unaudited pro forma net sales for AAM, on a combined basis with Tekfor for the years ended December 31, 2022 and December 31, 2021, were $5.95 billion and $5.50 billion, respectively, excluding Tekfor sales to AAM during those periods. Unaudited pro forma net income amounts for the years ended December 31, 2022 and December 31, 2021 were approximately $55 million and $15 million, respectively. Unaudited pro forma earnings per share amounts for the year ended December 31, 2022 and December 31, 2021 were $0.46 per share and $0.13 per share, respectively. Unaudited pro forma net income for the year ended December 31, 2021 includes a one-time gain of approximately $15 million associated with a Tekfor entity as a result of a favorable tax ruling in a non-U.S. jurisdiction.

The unaudited pro forma net income amounts for the years ended December 31, 2022 and December 31, 2021 have been adjusted for approximately $4 million, net of tax, related to the step-up of inventory to fair value as a result of the acquisition, approximately $5 million, net of tax, for acquisition-related costs, and approximately $14 million for the gain on bargain purchase of business, which was not subject to tax. This resulted in a net reclassification of approximately $5 million from unaudited pro forma net income in 2022 into unaudited pro forma net income in 2021, as we are required to disclose the unaudited pro forma amounts as if the acquisition of Tekfor had been completed on January 1, 2021.

The disclosure of unaudited pro forma net sales and earnings is for informational purposes only and does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date for the periods presented, or which may be realized in the future.

Pending Disposition of AAM India Manufacturing Corporation Pvt., Ltd.

In October 2024, we entered into a definitive agreement to sell our commercial vehicle axle business and related assets in India (AAM India Manufacturing Corporation Pvt., Ltd.) to Bharat Forge Limited for a sales price of $65 million, subject to certain customary adjustments at closing. The sale is expected to close in the first half of 2025, subject to customary closing conditions, including the receipt of regulatory approvals.

As such, the assets and liabilities associated with this business have met the criteria to be classified as held-for-sale, resulting in $58.1 million of assets and $24.4 million of liabilities classified as held-for-sale in our Consolidated Balance Sheet as of December 31, 2024. These amounts are classified entirely as current as we expect to complete the sale in the first half of 2025. Upon reclassification to held-for-sale in 2024, we recorded an impairment charge of $12.0 million to reduce the carrying value of this business to fair value less cost to sell. This impairment charge was primarily driven by approximately $30 million of accumulated currency translation adjustments that were included in the calculation of the carrying value of this business.

The sale of AAM India Manufacturing Corporation Pvt., Ltd. did not qualify for classification as discontinued operations as the sale does not represent a strategic shift in our business that has had, or will have, a major effect on our operations and financial results. As such, no reclassification of the assets and liabilities as held-for-sale was required in our Consolidated Balance Sheet as of December 31, 2023.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill The following table provides a reconciliation of changes in goodwill for the year ended December 31, 2024 and the year ended December 31, 2023:

	Consolidated
	(in millions)
Balance as of January 1, 2023	$ 181.6
Foreign currency translation	0.5
Balance as of December 31, 2023	$ 182.1
Reclassification to Assets held-for-sale	**(8.3)**
Foreign currency translation	**(1.8)**
Balance as of December 31, 2024	**$ 172.0**

We conduct our annual goodwill impairment test in the fourth quarter of each year, as well as whenever adverse events or changes in circumstances indicate a possible impairment. In performing this test, we utilize a third-party valuation specialist to assist management in determining the fair value of our reporting units. Fair value of each reporting unit is estimated based on a combination of discounted cash flows and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of each reporting unit. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, market comparables, future cash flows of the reporting units, and appropriate discount and long-term growth rates. This fair value determination is categorized as Level 3 within the fair value hierarchy. We completed our annual goodwill impairment test for our Driveline reporting unit in the fourth quarter of 2024 and no impairment was identified.

At December 31, 2024, accumulated goodwill impairment losses were $1,435.5 million. All remaining goodwill is attributable to our Driveline reporting unit.

In October 2024, we entered into a definitive agreement to sell AAM India Manufacturing Corporation Pvt., Ltd. As a result, we have $8.3 million of goodwill associated with this business classified as held-for-sale in our Consolidated Balance Sheet as of December 31, 2024. See Note 2 - Acquisitions and Dispositions for additional detail on this disposition.

Other Intangible Assets The following table provides a reconciliation of the gross carrying amount and associated accumulated amortization for AAM's other intangible assets, which are all subject to amortization, as of December 31, 2024 and December 31, 2023:

	December 31,			December 31,		
	2024			2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Capitalized computer software	$ 60.9	$ (52.6)	$ 8.3	$ 54.2	$ (49.2)	$ 5.0
Customer platforms	856.2	(491.6)	364.6	856.2	(428.2)	428.0
Customer relationships	53.0	(26.5)	26.5	53.0	(23.1)	29.9
Technology and other	153.8	(96.5)	57.3	154.3	(84.4)	69.9
Total	$ 1,123.9	$ (667.2)	$ 456.7	$ 1,117.7	$ (584.9)	$ 532.8

Amortization expense for our intangible assets was $82.9 million for the year ended December 31, 2024, $85.6 million for the year ended December 31, 2023, and $85.7 million for the year ended December 31, 2022. Estimated amortization expense for the years 2025 through 2029 is expected to be approximately $80 million per year.

4. LONG-TERM DEBT

Long-term debt, net consists of the following:

	December 31,	
	2024	**2023**
	(in millions)	
Revolving credit facility	$ —	$ —
Term Loan A Facility	**484.3**	484.3
Term Loan B Facility	**648.0**	648.0
6.875% Notes due 2028	**400.0**	400.0
6.50% Notes due 2027	**500.0**	500.0
6.25% Notes due 2026	**—**	127.6
5.00% Notes due 2029	**600.0**	600.0
Non-U.S. credit facilities	**27.6**	51.8
Total debt	**2,659.9**	2,811.7
Less: Current portion of long-term debt	**47.9**	17.0
Long-term debt	**2,612.0**	2,794.7
Less: Debt issuance costs	**35.1**	42.8
Long-term debt, net	$ **2,576.9**	$ 2,751.9

SENIOR SECURED CREDIT FACILITIES Holdings and American Axle & Manufacturing, Inc. (AAM, Inc.) are parties to an amended and restated credit agreement that was entered into on March 11, 2022 and amended on December 13, 2022, June 28, 2023 and May 16, 2024 (as so amended, the Amended and Restated Credit Agreement) which provides for a term loan A facility (the Term Loan A Facility), term loan B facility (the Term Loan B Facility) and a multi-currency revolving credit facility (the Revolving Credit Facility and together with the Term Loan A Facility and the Term Loan B Facility, the Senior Secured Credit Facilities).

On May 16, 2024, Holdings and AAM, Inc. entered into a refinancing facility agreement (the Refinancing Facility Agreement), that established a new Term Loan B Facility of $648.0 million (the New Term Loan B Facility) and amended the Amended and Restated Credit Agreement to, among other things, update the applicable interest rate on the New Term Loan B Facility. The proceeds from the New Term Loan B Facility, together with $2.2 million cash on hand, were used to a) prepay the entire principal amount of the then-outstanding Term Loan B Facility, b) pay all accrued and unpaid interest due under the then-outstanding Term Loan B Facility and c) pay fees, costs and expenses payable in connection with the refinancing of the Term Loan B Facility. The New Term Loan B Facility will mature on December 13, 2029 (TLB Maturity), subject to a springing maturity that will apply if on any date prior to the TLB Maturity any of AAM's senior notes exceed $250 million outstanding within 91 days of the maturity date of such senior notes. In connection with the Refinancing Facility Agreement, we paid $1.7 million of debt issuance costs and paid accrued interest of $0.5 million relating to the Term Loan B Facility. The terms of the Term Loan A Facility and the Revolving Credit Facility under the Amended and Restated Credit Agreement, including their respective interest rates and maturity dates in the first quarter of 2027, remain unchanged.

On June 28, 2023, Holdings and AAM, Inc. entered into the First Amendment to the Amended and Restated Credit Agreement (the First Amendment), which, among other things, increased the maximum levels of the total net leverage ratio covenant and reduced the minimum levels of cash interest expense coverage ratio covenant for the period from June 28, 2023 through the filing of our second quarter 2024 results, subject to certain conditions (the Amendment Period), modified certain categories of the applicable margin (determined based on the total net leverage ratio of Holdings) for the duration of the Amendment Period with respect to interest rates under the Term Loan A Facility and the Revolving Credit Facility, and modified certain covenants restricting the ability of Holdings, AAM, Inc. and certain subsidiaries of Holdings to create, incur, assume, or permit to exist certain additional indebtedness and liens and to make or agree to pay or make certain restricted payments, voluntary payments and distributions. As of the date of the First Amendment, the terms of the then-outstanding Term Loan B Facility under the Amended and Restated Credit Agreement, including maturity dates, interest rates and their applicable margins, remained unchanged.

We paid debt issuance costs of $3.2 million in the year ended December 31, 2023 related to the First Amendment. The Amendment Period is no longer in effect following the filing of our second quarter 2024 results in August 2024. In 2022, we expensed $0.6 million of debt refinancing costs, paid accrued interest of $3.4 million, and paid debt issuance costs of $31.4 million related to the Amended and Restated Credit Agreement.

At December 31, 2024, we had $892.2 million available under the Revolving Credit Facility. This availability reflects a reduction of $32.8 million primarily for standby letters of credit issued against the facility. The proceeds of the Revolving Credit Facility are used for general corporate purposes.

In 2023, we made voluntary prepayments totaling $26.0 million on our Term Loan A Facility and $20.2 million on our Term Loan B Facility. As a result, we expensed approximately $1.1 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of these borrowings.

In 2022, prior to amending the Amended and Restated Credit Agreement in the fourth quarter, we made voluntary prepayments totaling $100.0 million on our then-outstanding Term Loan B Facility. As a result, we expensed approximately $0.6 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of this borrowing.

The Senior Secured Credit Facilities provide back-up liquidity for our non-U.S. credit facilities. We intend to use the availability of long-term financing under the Senior Secured Credit Facilities to refinance any current maturities related to such debt agreements that are not otherwise refinanced on a long-term basis in their local markets, except where otherwise reclassified to Current portion of long-term debt on our Consolidated Balance Sheet.

REDEMPTION OF 6.25% NOTES DUE 2026 During the year ended December 31, 2024, we voluntarily redeemed and repurchased the remaining portion of our 6.25% Notes due 2026. This resulted in principal payments totaling $127.6 million and $2.2 million in accrued interest. We also expensed approximately $0.4 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing.

In the fourth quarter of 2023, we voluntarily redeemed a portion of our 6.25% Notes due 2026. This resulted in a principal payment of $50.0 million and $0.9 million in accrued interest. We also expensed approximately $0.2 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing. In the fourth quarter of 2023, we also completed an open market repurchase of our 6.25% Notes due 2026 of $2.4 million.

In the first quarter of 2022, we also voluntarily redeemed a portion of our 6.25% Notes due 2026. This resulted in a principal payment of $220.0 million and $0.2 million in accrued interest. We also expensed approximately $1.8 million for the write-off of a portion of the unamortized debt issuance costs that we had been amortizing over the expected life of the borrowing and approximately $3.4 million for the payment of an early redemption premium.

NON-U.S. CREDIT FACILITIES We utilize local currency credit facilities to finance the operations of certain non-U.S. subsidiaries. These credit facilities, some of which are guaranteed by Holdings and/or AAM, Inc., expire at various dates through September 2028. At December 31, 2024, $27.6 million was outstanding under our non-U.S. credit facilities and an additional $78.2 million was available. At December 31, 2023, $51.8 million was outstanding under these facilities and an additional $84.7 million was available.

FINANCING RELATED TO THE PENDING COMBINATION WITH DOWLAIS In connection with the Business Combination, Holdings and AAM, Inc., entered into a credit agreement (the Backstop Credit Agreement) pursuant to which, subject to the terms and conditions set forth therein, the lenders party thereto agreed to provide AAM, Inc. with: (i) $484.25 million in Tranche A Term Loans; (ii) $1,491.0 million in Tranche B Term Loans; and (iii) $1,250.0 million in revolving loans. Additionally, and in connection with the Business Combination, on January 29, 2025, Holdings and AAM, Inc. entered into: (i) a First Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $843.0 million interim loan facility (the First Lien Bridge Facility); and (ii) a Second Lien Bridge Credit Agreement pursuant to which the lenders party thereto have agreed to provide AAM, Inc. with a $500.0 million interim loan facility (the Second Lien Bridge Facility and together with the First Lien Bridge Facility, the Bridge Facilities). The proceeds of the commitments provided under the Backstop Credit Agreement and Bridge Facilities, or of other permanent financing that replaces such facilities, which may include the issuance of debt securities and/or one or more senior term loan facilities, will be used, among other things, to finance the cash consideration payable to Dowlais shareholders pursuant to the Business Combination and expenses payable in connection with the Business Combination (including debt refinancing costs) and to refinance borrowings under the Amended and Restated Credit Agreement in full.

DEBT MATURITIES Aggregate maturities of long-term debt are as follows *(in millions)*:

2025	$	52.0
2026		62.3
2027		900.0
2028		411.2
2029		1,234.4
Thereafter		—
Total	$	2,659.9

INTEREST EXPENSE AND INTEREST INCOME Interest expense was $186.0 million in 2024, $201.7 million in 2023 and $174.5 million in 2022.

We capitalized interest of $10.7 million in 2024, $8.0 million in 2023 and $6.6 million in 2022. The weighted-average interest rate of our long-term debt outstanding at December 31, 2024 was 6.5%, as compared to 7.1% and 6.6% at December 31, 2023 and December 31, 2022, respectively.

Interest income was $28.1 million in 2024, $26.2 million in 2023 and $17.0 million in 2022. Interest income primarily includes interest earned on cash and cash equivalents and the deferred payment obligation associated with the sale of our former Casting segment.

5. DERIVATIVES AND RISK MANAGEMENT

DERIVATIVE FINANCIAL INSTRUMENTS In the normal course of business, we are exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we may purchase certain types of derivative financial instruments based on management's judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes. The impact of hedge ineffectiveness was not significant in any of the periods presented.

CURRENCY DERIVATIVE CONTRACTS From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates relating to certain foreign currencies. As of December 31, 2024 and December 31, 2023, we had currency forward contracts outstanding with a total notional amount of $228.1 million and $206.9 million, respectively, that hedge our exposure to changes in foreign currency exchange rates for certain payroll expenses into the third quarter of 2027 and the purchase of certain direct and indirect inventory and other working capital items into the fourth quarter of 2025.

In January 2025, in connection with the Business Combination, we entered into a foreign currency forward contract with a notional value of £571.0 million to fix the U.S. dollar equivalent associated with the cash consideration that is expected to be payable to the Dowlais shareholders upon closing of the Business Combination. This foreign currency forward contract is non-designated and will be recognized at fair value each reporting period up to, and including, the closing of the Business Combination with changes in fair value recognized in foreign exchange gains and losses in Other income (expense), net in our Consolidated Statement of Operations.

FIXED-TO-FIXED CROSS-CURRENCY SWAP In 2022, we discontinued an existing fixed-to-fixed cross-currency swap, which was in an asset position of $9.7 million on the date that it was discontinued. Also in 2022, we entered into a new fixed-to-fixed cross-currency swap to reduce the variability of functional currency equivalent cash flows associated with changes in exchange rates on certain Euro-based intercompany loans.

In the second quarter of 2024, we discontinued our existing €200.0 million fixed-to-fixed cross-currency swap that was designated as a cash flow hedge and entered into a new fixed-to-fixed cross-currency swap that is designated as a fair value hedge. The fixed-to-fixed cross-currency swap reduces the variability of functional currency equivalent cash flows associated with changes in exchange rates on certain Euro-based intercompany loans. At December 31, 2024, we had a notional amount outstanding under the fixed-to-fixed cross-currency swap of €175.0 million, which was equivalent to $181.2 million. The fixed-to-fixed cross-currency swap hedges our exposure to changes in exchange rates on the intercompany loans through the second quarter of 2027.

VARIABLE-TO-FIXED INTEREST RATE SWAP In 2022, we discontinued an existing variable-to-fixed interest rate swap, which was in an asset position of $6.1 million on the date that it was discontinued. In 2022, and in the first quarter of 2023, we entered into new variable-to-fixed interest rate swaps to reduce the variability of cash flows associated with interest payments on our variable rate debt. In the third quarter of 2023, we discontinued these variable-to-fixed interest rate swaps, which were in an asset position of $27.2 million on the date that they were discontinued.

Also in the third quarter of 2023, we entered into new variable-to-fixed interest rate swaps to reduce the variability of cash flows associated with interest payments on our variable rate debt. As of December 31, 2024, we have $700.0 million notional amount hedged in relation to our variable-to-fixed interest rate swap into the third quarter of 2027, $200.0 million of which continues into the fourth quarter of 2029.

The following table summarizes the reclassification of pre-tax derivative gains and losses into net income (loss) from accumulated other comprehensive income (loss) for those derivative instruments designated as cash flow and fair value hedges under ASC 815 - *Derivatives and Hedging*:

	Location of Gain (Loss) Reclassified into Net Income (Loss)	Gain (Loss) Reclassified During the Twelve Months Ended December 31,			Total of Financial Statement Line Item	Gain (Loss) Expected to be Reclassified During the Next 12 Months
		2024	2023	2022	2024	
		(in millions)				
Currency forward contracts	Cost of Goods Sold	$ 11.9	$ 19.9	$ 6.5	$ 5,383.5	$ (13.7)
Fixed-to-fixed cross-currency swap	Other Income (Expense), net	13.2	(6.6)	13.7	(20.0)	—
Variable-to-fixed interest rate swap	Interest Expense	2.5	3.6	2.7	(186.0)	4.1

See Note 7 - Reclassifications Out of Accumulated Other Comprehensive Income (Loss) for amounts recognized in Accumulated other comprehensive income (loss) during the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

The following table summarizes the amount and location of gains and losses recognized in the Consolidated Statements of Operations for those derivative instruments not designated as hedging instruments under ASC 815:

	Location of Gain (Loss) Recognized in Net Income (Loss)	Gain (Loss) Recognized During the Twelve Months Ended December 31,			Total of Financial Statement Line Item
		2024	2023	2022	2024
		(in millions)			
Currency forward contracts	Other Income (Expense), Net	$ (5.0)	$ 4.7	$ 2.5	$ (20.0)

CONCENTRATIONS OF CREDIT RISK   In the normal course of business, we provide credit to customers. We periodically evaluate the creditworthiness of our customers and we maintain reserves for potential credit losses.

Sales to General Motors Company (GM) were approximately 42% of our consolidated net sales in 2024, 39% in 2023, and 40% in 2022. Accounts and other receivables due from GM were $334.2 million at year-end 2024 and $305.7 million at year-end 2023. Sales to Stellantis N.V. (Stellantis), were approximately 13% of our consolidated net sales in 2024, 16% in 2023 and 18% in 2022. Accounts and other receivables due from Stellantis were $97.2 million at year-end 2024 and $108.1 million at year-end 2023. Sales to Ford Motor Company (Ford) were approximately 13% of our consolidated net sales in 2024 and 12% in 2023 and 2022. Accounts and other receivables due from Ford were $95.5 million at year-end 2024 and $118.1 million at year end 2023. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

In addition, our total GM postretirement cost sharing asset was $120.4 million as of December 31, 2024 and $120.0 million as of December 31, 2023. See Note 8 - Employee Benefit Plans for more detail on this cost sharing asset.

We diversify the concentration of invested cash and cash equivalents among different financial institutions and we monitor the selection of counterparties to other financial instruments to avoid unnecessary concentrations of credit risk.

6.   FAIR VALUE

ASC 820 - *Fair Value Measurement* defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. This guidance also establishes a fair value hierarchy to prioritize inputs used in measuring fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

FINANCIAL INSTRUMENTS The estimated carrying value of our financial assets and liabilities that are recognized at fair value on a recurring basis, using available market information and other observable data are as follows:

	Fair Value		Input
	December 31, 2024	December 31, 2023	
	(in millions)		
Balance Sheet Classification			
Cash equivalents	$ **257.3**	$ 328.3	Level 1
Prepaid expenses and other			
Cash flow hedges - currency forward contracts	**1.2**	15.9	Level 2
Nondesignated - currency forward contracts	**—**	0.8	Level 2
Other assets and deferred charges			
Cash flow hedges - currency forward contracts	**—**	5.4	Level 2
Fair value hedges - fixed-to-fixed cross-currency swap	**0.9**	—	Level 2
Investment in equity securities	**—**	0.8	Level 1
Accrued expenses and other			
Cash flow hedges - currency forward contracts	**14.9**	—	Level 2
Cash flow hedges - fixed-to-fixed cross-currency swap	**—**	9.4	Level 2
Cash flow hedges - variable-to-fixed interest rate swap	**2.2**	5.0	Level 2
Nondesignated - currency forward contracts	**1.6**	—	Level 2
Postretirement benefits and other long-term liabilities			
Cash flow hedges - currency forward contracts	**7.3**	—	Level 2
Cash flow hedges - variable-to-fixed interest rate swap	**5.0**	16.5	Level 2

The carrying values of our cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these instruments. The carrying values of our borrowings under the non-U.S. credit facilities approximate their fair value due to the frequent resetting of the interest rates.

We had previously invested in the equity securities of REE Automotive, which were measured at fair value each reporting period, with changes in fair value reported as a gain or loss within Other income (expense), net in our Consolidated Statements of Operations. During 2024, we sold all of our remaining equity securities of REE Automotive.

We estimated the fair value of the amounts outstanding on our debt, using available market information and other observable data, to be as follows:

	December 31, 2024		December 31, 2023		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Input
	(in millions)				
Revolving Credit Facility	$ —	$ —	$ —	$ —	Level 2
Term Loan A Facility	484.3	486.1	484.3	483.6	Level 2
Term Loan B Facility	648.0	652.9	648.0	649.6	Level 2
6.875% Notes due 2028	400.0	395.0	400.0	387.0	Level 2
6.50% Notes due 2027	500.0	493.5	500.0	501.9	Level 2
6.25% Notes due 2026	—	—	127.6	126.3	Level 2
5.00% Notes due 2029	600.0	544.5	600.0	529.5	Level 2

Investments in our defined benefit pension plans are stated at fair value. See Note 8 - Employee Benefit Plans for additional fair value disclosures of our pension plan assets.

7. RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Reclassification adjustments and other activity impacting accumulated other comprehensive income (loss) (AOCI) during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 are as follows *(in millions)*:

	Defined Benefit Plans		Foreign Currency Translation Adjustments		Unrecognized Gain (Loss) on Hedges		Total	
Balance at January 1, 2022	$	(241.9)	$	(111.3)	$	(11.6)	$	(364.8)
Other comprehensive income (loss) before reclassifications		119.5		(38.4)		62.2		143.3
Income tax effect of other comprehensive income (loss) before reclassifications		(30.2)		—		(9.9)		(40.1)
Amounts reclassified from accumulated other comprehensive loss into net income		7.3 *(a)*		—		(22.9) *(b)*		(15.6)
Income taxes reclassified into net income		(1.6)		—		3.4		1.8
Net current period other comprehensive income (loss)		95.0		(38.4)		32.8		89.4
Balance at December 31, 2022	$	(146.9)	$	(149.7)	$	21.2	$	(275.4)
Other comprehensive income before reclassifications		5.5		7.4		18.5		31.4
Income tax effect of other comprehensive income before reclassifications		(1.8)		—		2.4		0.6
Amounts reclassified from accumulated other comprehensive income (loss) into net loss		(3.5) *(a)*		—		(16.9) *(b)*		(20.4)
Income taxes reclassified into net loss		1.4		—		(0.5)		0.9
Net current period other comprehensive income		1.6		7.4		3.5		12.5
Balance at December 31, 2023	$	(145.3)	$	(142.3)	$	24.7	$	(262.9)
Other comprehensive loss before reclassifications		**(11.2)**		**(44.7)**		**(9.5)**		**(65.4)**
Income tax effect of other comprehensive loss before reclassifications		**1.9**		**—**		**2.0**		**3.9**
Amounts reclassified from accumulated other comprehensive income (loss) into net income		**(3.5) *(a)***		**—**		**(27.6) *(b)***		**(31.1)**
Income taxes reclassified into net income		**0.9**		**—**		**2.4**		**3.3**
Net current period other comprehensive loss		**(11.9)**		**(44.7)**		**(32.7)**		**(89.3)**
Balance at December 31, 2024	$	**(157.2)**	$	**(187.0)**	$	**(8.0)**	$	**(352.2)**

(a) *These amounts were reclassified from AOCI to Other income (expense), net for the year ended December 31, 2024, the year ended December 31, 2023 and the year ended December 31, 2022.*

(b) *The amounts reclassified from AOCI included $(11.9) million in Cost of goods sold (COGS), $(2.5) million in interest expense and $(13.2) million in other income (expense), net for the year ended December 31, 2024, $(19.9) million in COGS, $(3.6) million in interest expense and $6.6 million in other income (expense), net for the year ended December 31, 2023 and $(6.5) million in COGS, $(2.7) million in interest expense and $(13.7) million in other income (expense), net for the year ended December 31, 2022.*

8. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT DEFINED BENEFIT PLANS   We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life insurance benefits (OPEB) to our eligible retirees and their dependents in the U.S.

Actuarial valuations of our benefit plans were made as of December 31, 2024 and 2023. The primary weighted-average assumptions used in the year-end valuation of our principal plans appear in the following table. The U.S. discount rates are based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. The discount rates for the non-U.S. plans are based on hypothetical yield curves developed from corporate bond yield information within each regional market. The assumptions for expected return on plan assets are based on future capital market expectations for the asset classes represented within our portfolios and a review of long-term historical returns. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.

| | Pension Benefits | | | | | | OPEB | | |
| | 2024 | | 2023 | | 2022 | | 2024 | 2023 | 2022 |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.			
Discount rate	5.65 %	4.95 %	5.15 %	4.50 %	5.50 %	4.40 %	5.70 %	5.15 %	5.50 %
Expected return on plan assets	6.75 %	5.80 %	6.75 %	4.90 %	6.75 %	4.00 %	N/A	N/A	N/A
Rate of compensation increase	N/A	3.30 %	N/A	3.30 %	N/A	3.25 %	4.00 %	4.00 %	4.00 %

The accumulated benefit obligation for all defined benefit pension plans was $459.3 million and $486.9 million at December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, the accumulated benefit obligation for our underfunded defined benefit pension plans was $383.5 million, the projected benefit obligation was $383.5 million and the fair value of assets for these plans was $298.2 million.

Certain eligible retirees under our OPEB plans have past service with both AAM and GM. AAM and GM share proportionally in the cost of OPEB for these retirees based on the length of service an employee had with AAM and GM. We have included in our OPEB obligation the amounts expected to be received from GM pursuant to this agreement of $120.4 million and $120.0 million at December 31, 2024 and December 31, 2023, respectively. We have also recorded a corresponding asset for these amounts on our Consolidated Balance Sheet, $8.7 million that is classified as a current asset and $111.7 million that is classified as a noncurrent asset as of December 31, 2024.

The following table summarizes the changes in projected benefit obligations and plan assets and reconciles the funded status of the benefit plans, which is the net benefit plan liability:

	Pension Benefits		OPEB	
	December 31,		December 31,	
	2024	2023	2024	2023
	(in millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 486.9	$ 482.4	$ 287.8	$ 329.6
Service cost	1.0	1.1	0.2	0.2
Interest cost	23.2	24.4	8.4	10.1
Plan amendments	—	(0.6)	(1.9)	—
Actuarial loss (gain)	(12.6)	6.7	(0.9)	(21.4)
Change in GM portion of OPEB obligation	—	—	0.4	(18.2)
Participant contributions	0.1	0.2	—	—
Curtailments	—	(0.5)	—	—
Settlements	—	(6.1)	—	—
Benefit payments	(35.5)	(27.5)	(8.7)	(12.5)
Currency fluctuations	(3.8)	6.8	—	—
Net change	(27.6)	4.5	(2.5)	(41.8)
Benefit obligation at end of year	$ 459.3	$ 486.9	$ 285.3	$ 287.8
Change in plan assets				
Fair value of plan assets at beginning of year	$ 408.1	$ 406.9	$ —	$ —
Actual return on plan assets	1.9	19.0	—	—
Employer contributions	4.5	9.2	8.7	12.5
Participant contributions	0.1	0.2	—	—
Benefit payments	(35.5)	(27.5)	(8.7)	(12.5)
Settlements	—	(6.1)	—	—
Currency fluctuations	(2.6)	6.4	—	—
Net change	(31.6)	1.2	—	—
Fair value of plan assets at end of year	$ 376.5	$ 408.1	$ —	$ —

Amounts recognized in our Consolidated Balance Sheets are as follows:

	Pension Benefits		OPEB	
	December 31,		December 31,	
	2024	2023	2024	2023
	(in millions)			
Noncurrent assets	$ 2.5	$ 1.7	$ —	$ —
Current liabilities	(7.0)	(5.8)	(20.0)	(18.9)
Noncurrent liabilities	(78.3)	(74.7)	(265.3)	(268.9)
Net liability	$ (82.8)	$ (78.8)	$ (285.3)	$ (287.8)

Pre-tax amounts recorded in accumulated other comprehensive income (loss) (AOCI), not yet recognized in net periodic benefit cost (credit) as of December 31, 2024 and 2023, consists of:

| | Pension Benefits | | OPEB | |
| | December 31, | | December 31, | |
	2024	2023	2024	2023
	(in millions)			
Net actuarial gain (loss)	$ (219.5)	$ (212.2)	$ 136.9	$ 146.0
Net prior service credit	0.3	0.3	2.2	0.7
Total amounts recorded	$ (219.2)	$ (211.9)	$ 139.1	$ 146.7

The increase in net actuarial loss for pension benefits was primarily attributable to the impact of the actual return on pension assets in 2024 as compared to our assumption for expected return on pension assets, partially offset by increased discount rates used in the valuation at December 31, 2024, as compared to prior year, and the impact of amortization of prior actuarial losses. The decrease in net actuarial gain for OPEB benefits was primarily attributable to amortization of prior actuarial gains.

The components of net periodic benefit cost (credit) are as follows:

| | Pension Benefits | | | OPEB | | |
| | December 31, | | | December 31, | | |
	2024	2023	2022	2024	2023	2022
	(in millions)					
Service cost	$ 1.0	$ 1.1	$ 1.7	$ 0.2	$ 0.2	$ 0.3
Interest cost	23.2	24.4	16.5	8.4	10.1	8.4
Expected asset return	(28.7)	(29.3)	(31.0)	—	—	—
Amortized actuarial loss (gain)	6.9	4.1	7.6	(10.0)	(8.5)	0.5
Amortized prior service cost (credit)	—	0.1	0.1	(0.5)	(0.5)	(0.9)
Curtailment charge	—	1.2	—	—	—	—
Settlement charge	—	0.1	—	—	—	—
Net periodic benefit cost (credit)	$ 2.4	$ 1.7	$ (5.1)	$ (1.9)	$ 1.3	$ 8.3

Our postretirement cost sharing asset from GM is measured on the same basis as the portion of the obligation to which it relates. The actuarial gains and losses related to the GM portion of the OPEB obligation are recognized immediately in the Consolidated Statements of Operations as an offset against the gains and losses related to the change in the corresponding GM postretirement cost sharing asset. These items are presented net in the change in benefit obligation and net periodic benefit cost components disclosed above. Remaining actuarial gains and losses are deferred and amortized over the expected future service periods of the active participants or the remaining life expectancy of the inactive participants.

For measurement purposes, a weighted-average annual increase in the per-capita cost of covered health care benefits of 6.80% was assumed for 2025. The rate was assumed to decrease gradually to 5.00% by 2034 and to remain at that level thereafter.

The expected future pension and other postretirement benefits to be paid, net of GM cost sharing, for each of the next five years and in the aggregate for the succeeding five years thereafter are as follows: $54.1 million in 2025; $55.0 million in 2026; $51.2 million in 2027; $51.2 million in 2028; $54.2 million in 2029 and $235.6 million for 2030 through 2034. These amounts were estimated using the same assumptions that were used to measure our 2024 year-end pension and OPEB obligations and include an estimate of future employee service.

Contributions We contributed $1.7 million to our pension trusts in 2024. Due to the availability of our pre-funded pension balances (previous contributions in excess of prior required pension contributions), we expect our regulatory pension funding requirements in 2025 to be approximately $1.1 million. We expect our cash payments, net of GM cost sharing, for OPEB to be approximately $11.6 million in 2025.

Pension plan assets The weighted-average asset allocations of our pension plan assets at December 31, 2024 and 2023 appear in the following table. The asset allocation for our plans is developed in consideration of the demographics of the plan participants and expected payment stream of the benefit obligation.

	U.S.			Non-U.S.		
	2024	**2023**	**Target Allocation**	**2024**	**2023**	**Target Allocation**
Equity securities	**25.8 %**	23.8 %	25% - 35%	**15.1 %**	17.8 %	15% - 25%
Fixed income securities	**67.3**	69.3	60% - 70%	**62.2**	61.7	60% - 70%
Alternative assets	**5.7**	5.6	0% - 10%	**18.1**	15.4	5% - 15%
Cash	**1.2**	1.3	0% - 5%	**4.6**	5.1	0% - 5%
Total	**100.0 %**	100.0 %		**100.0 %**	100.0 %	

The primary objective of our pension plan assets is to provide a source of retirement income for participants and beneficiaries. Our primary financial objectives for the pension plan assets have been established in conjunction with a comprehensive review of our current and projected financial requirements. These objectives include having the ability to pay all future benefits and expenses when due, maintaining flexibility and minimizing volatility. These objectives are based on a long-term investment horizon.

Defined Benefit Pension Plan Assets   Investments in our defined benefit plans are stated at fair value. Level 1 assets are valued using quoted market prices that represent the asset value of the shares held by the trusts. The level 2 assets are investments in pooled funds, which are valued using a model to reflect the valuation of their underlying assets that are publicly traded with observable values. The fair values of our pension plan assets are as follows:

December 31, 2024

Asset Categories	Level 1	Level 2	Level 3	Total
	(in millions)			
Cash and Cash Equivalents	$ 7.4	$ 0.6	$ —	$ 8.0
Equity				
U.S. Large Cap	28.8	1.3	—	30.1
U.S. Small/Mid Cap	22.4	—	—	22.4
World Equity	32.7	0.7	—	33.4
Fixed Income Securities				
Government & Agencies	48.2	30.6	—	78.8
Corporate Bonds - Investment Grade	146.7	0.4	—	147.1
Corporate Bonds - Non-investment Grade	9.5	0.1	—	9.6
Emerging Market Debt	7.8	0.2	—	8.0
Other	1.8	2.7	—	4.5
Other				
Property Funds [a]	—	—	—	20.9
Other [a]	—	—	—	13.7
Total Plan Assets	$ 305.3	$ 36.6	$ —	$ 376.5

December 31, 2023

Asset Categories	Level 1	Level 2	Level 3	Total
	(in millions)			
Cash and Cash Equivalents	$ 8.5	$ 1.3	$ —	$ 9.8
Equity				
U.S. Large Cap	37.2	2.2	—	39.4
U.S. Small/Mid Cap	11.5	—	—	11.5
World Equity	36.2	3.0	—	39.2
Fixed Income Securities				
Government & Agencies	60.3	37.6	—	97.9
Corporate Bonds - Investment Grade	150.2	0.9	—	151.1
Corporate Bonds - Non-investment Grade	10.3	0.4	—	10.7
Emerging Market Debt	10.6	—	—	10.6
Other	2.5	1.0	—	3.5
Other				
Property Funds [a]	—	—	—	22.6
Other [a]	—	—	—	11.8
Total Plan Assets	$ 327.3	$ 46.4	$ —	$ 408.1

(a) In accordance with ASC 820 - Fair Value Measurement certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

DEFINED CONTRIBUTION PLANS   Most of our salaried and hourly U.S. associates, including certain UAW represented associates at our U.S. locations, are eligible to participate in voluntary savings plans. Our maximum match is 50% of eligible associates' contribution up to 10% of their eligible salary. Matching contributions amounted to $9.6 million in 2024, $9.4 million in 2023 and $8.6 million in 2022. Certain U.S. associates are eligible annually to receive an additional AAM Retirement Contribution (ARC) benefit between 3% to 5% of eligible salary, depending on years of service. We made ARC contributions of $10.3 million, $9.9 million and $9.0 million in 2024, 2023 and 2022, respectively.

9. STOCK-BASED COMPENSATION AND OTHER INCENTIVE COMPENSATION

STOCK-BASED COMPENSATION

At December 31, 2024, we had stock-based awards outstanding under stock compensation plans approved by our stockholders. Under these plans, shares have been authorized for issuance to our directors, officers and certain other associates in the form of unvested restricted stock units, performance shares or other awards that are based on the value of our common stock. Shares available for future grants at December 31, 2024 were 3.3 million. The current stock plan will expire in May 2028.

RESTRICTED STOCK UNITS We have awarded restricted stock units (RSUs). Compensation expense associated with RSUs is recorded to paid-in-capital ratably over the three-year vesting period.

The following table summarizes activity relating to our RSUs:

	Number of Shares/Units		Weighted-Average Grant Date Fair Value per Share/Unit
	(in millions, except per share data)		
Outstanding at January 1, 2022	4.4	$	8.43
Granted	1.4		8.98
Vested	(0.8)		14.73
Canceled	(0.1)		6.47
Outstanding at December 31, 2022	4.9	$	7.66
Granted	1.3		8.36
Vested	(2.6)		5.62
Canceled	(0.2)		9.53
Outstanding at December 31, 2023	3.4	$	9.34
Granted	**1.6**		**6.83**
Vested	**(0.5)**		**10.15**
Canceled	**(0.1)**		**8.29**
Outstanding at December 31, 2024	**4.4**	$	**8.38**

As of December 31, 2024, unrecognized compensation cost related to unvested RSUs totaled $11.1 million. The weighted-average period over which this cost is expected to be recognized is approximately two years. In 2024 and 2023, the total fair market value of RSUs vested was $3.6 million and $23.2 million, respectively.

PERFORMANCE SHARES As of December 31, 2024, we have performance shares (PS) outstanding under our 2018 Amended and Restated Omnibus Incentive Plan. We grant performance shares payable in stock to officers and certain other associates which vest over a three-year performance period.

In 2024, 2023 and 2022, grants to officers were based on AAM's free cash flow in each of the three years of the performance period, as well as the cumulative free cash flow over the same period, adjusted based on a total shareholder return (TSR) measure. The TSR metric compares our TSR over the three-year performance period relative to the TSR of our pre-defined competitor peer group. Additionally, during 2024, 2023 and 2022 grants to certain other associates were based on AAM's three-year cumulative free cash flow. Based on these free cash flow and relative TSR performance metrics, the number of performance shares that become exercisable for officers will be between 0% and 230% of the grant date amount and for other associates between 0% and 150% of the grant date amount. Share price appreciation and dividends paid are measured over the performance period to determine TSR. As these awards are settled in stock, the compensation expense is recorded ratably over the vesting period to paid-in-capital.

The following table summarizes activity relating to our performance shares:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Free Cash Flow Awards	*(in millions, except per share data)*	
Outstanding at January 1, 2022	1.2	$ 6.96
Granted	0.5	9.83
Vested	—	—
Canceled	(0.1)	9.26
Outstanding at December 31, 2022	1.6	$ 7.81
Granted	0.6	9.19
Vested	(0.9)	5.93
Canceled	(0.1)	10.20
Outstanding at December 31, 2023	1.2	$ 9.80
Granted	**0.8**	**7.01**
Vested	**(0.2)**	**11.15**
Canceled	**—**	**8.11**
Outstanding at December 31, 2024	**1.8**	**$ 8.34**

We estimate the fair value of our free cash flow performance shares on the date of grant using our estimated three-year cumulative free cash flow, based on AAM's budget and long-range plan assumptions at the time, and adjust quarterly as necessary. We estimate the fair value of our TSR metric on the date of grant using the Monte Carlo simulation approach. The Monte Carlo simulation approach utilizes inputs on volatility assumptions, risk free rates, the price of the Company's and our competitor peer group's common stock and their correlation as of each valuation date. Volatility assumptions are based on historical and implied volatility measurements.

Based on the current fair value, the estimated unrecognized compensation cost related to unvested PS totaled $6.3 million, as of December 31, 2024. The weighted-average period over which this cost is expected to be recognized is approximately two years.

OTHER INCENTIVE COMPENSATION

LONG-TERM CASH AWARDS   As of December 31, 2024, we have long-term cash awards (LTCAs) outstanding under our 2018 Amended and Restated Omnibus Incentive Plan. The $5.7 million, $5.2 million and $4.6 million of LTCAs granted during 2024, 2023 and 2022 respectively, are payable in cash to certain associates which vest over a three-year period. Compensation expense associated with LTCAs paid in cash is recorded ratably over the three-year vesting period. As of December 31, 2024, unrecognized compensation cost related to unvested LTCAs totaled $5.6 million. The weighted-average period over which this cost is expected to be recognized is approximately two years.

PERFORMANCE UNITS   As of December 31, 2024, we have performance units (PUs) outstanding under our 2018 Amended and Restated Omnibus Incentive Plan. We grant PUs payable in cash to officers and certain other associates which vest over a three-year performance period and are based primarily on AAM's three-year cumulative free cash flow. The $13.6 million, $12.8 million and $11.1 million of PUs granted during 2024, 2023 and 2022, respectively, are payable for officers between 0% and 230% of the grant date amount, inclusive of the potential impact of the TSR metric, and for other associates between 0% and 150% of the grant date amount, using our cumulative free cash flow performance metric. Based on the current fair value, the estimated unrecognized compensation cost related to unvested PUs totaled $13.9 million, as of December 31, 2024. The weighted-average period over which this cost is expected to be recognized is approximately two years.

10. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS Obligated purchase commitments for capital expenditures and related project expenses were approximately $174.9 million at December 31, 2024 and $137.8 million at December 31, 2023. Of the approximately $174.9 million of purchase commitments at December 31, 2024, $157.4 million is expected to be paid in 2025 and $17.5 million is expected to be paid in 2026 and thereafter.

LEGAL PROCEEDINGS We are involved in, or potentially subject to, various legal proceedings or claims incidental to our business. These include, but are not limited to, matters arising out of product warranties, contractual matters, and environmental obligations. Although the outcome of these matters cannot be predicted with certainty, at this time we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our results of operations, financial condition, or cash flows.

We file U.S. federal, state and local income tax returns, as well as non-U.S. income tax returns in jurisdictions throughout the world. We are also subject to examinations of these tax returns by the relevant tax authorities. Negative or unexpected outcomes of these examinations and audits, and any related litigation, could have a material adverse impact on our results of operations, financial condition and cash flows. See Note 13 - Income Taxes for additional discussion regarding examinations and audits of our tax returns and pending litigation.

We are subject to various federal, state, local and non-U.S. environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. We have made, and anticipate continuing to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements at our current and former facilities. Such expenditures were not significant in 2024, 2023 and 2022.

ENVIRONMENTAL OBLIGATIONS Due to the nature of our manufacturing operations, we have legal obligations to perform asset retirement activities pursuant to federal, state, and local requirements at our current and former facilities. The process of estimating environmental liabilities is complex. Significant uncertainty may exist related to the timing and method of the settlement of these obligations. Therefore, these liabilities are not reasonably estimable until a triggering event occurs that allows us to estimate a range and assess the probabilities of potential settlement dates and the potential methods of settlement. In the future, we will update our estimated costs and potential settlement dates and methods and their associated probabilities based on available information. Any update may change our estimate and could result in a material adjustment to this liability.

PRODUCT WARRANTIES We record a liability for estimated warranty obligations at the dates our products are sold. These estimates are established using sales volumes and internal and external warranty data where there is no payment history and historical information about the average cost of warranty claims for customers with prior claims. We estimate our costs based on the contractual arrangements with our customers, existing customer warranty terms and internal and external warranty data, which includes a determination of our warranty claims and actions taken to improve product quality and minimize warranty claims. We continuously evaluate these estimates and our customers' administration of their warranty programs. We monitor actual warranty claim data and adjust the liability, as necessary, on a quarterly basis.

During 2024 and 2023, we also made adjustments to our warranty accrual to reflect revised estimates regarding our projected future warranty obligations. The following table provides a reconciliation of changes in the product warranty liability:

	December 31,	
	2024	**2023**
	(in millions)	
Beginning balance	$ **66.3**	$ 54.1
Accruals	**16.6**	26.4
Settlements	**(20.0)**	(11.4)
Adjustments to prior period accruals	**(1.3)**	(3.1)
Foreign currency translation	**(1.0)**	0.3
Ending balance	$ **60.6**	$ 66.3

In 2023, we recorded $7 million of expense related to a field action with one of our largest customers for a die cast component included in transmission assemblies. We reached agreement on this field action with our customer in the fourth quarter of 2023 and paid this amount in 2024.

11. REVENUE FROM CONTRACTS WITH CUSTOMERS

The guidance in ASC 606 - *Revenue from Contracts with Customers* is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We are obligated under our contracts with customers to manufacture and supply products for use in our customers' operations. We satisfy these performance obligations at the point in time that the customer obtains control of the products, which is the point in time that the customer is able to direct the use of, and obtain substantially all of the remaining benefits from, the products. This typically occurs upon shipment to the customer in accordance with purchase orders and delivery releases issued by our customers. There is judgment involved in determining when the customer obtains control of the products and we have utilized the following indicators of control in our assessment:

- We have the present right to payment for the asset;
- The customer has legal title to the asset;
- We have transferred physical possession of the asset;
- The customer has the significant risks and rewards of ownership of the asset; and
- The customer has accepted the asset.

Our product offerings by segment are as follows:

- Driveline products consist primarily of front and rear axles, driveshafts, differential assemblies, clutch modules, balance shaft systems, disconnecting driveline technology, and electric and hybrid driveline products and systems for light trucks, sport utility vehicles (SUVs), crossover vehicles (CUVs), passenger cars and commercial vehicles; and
- Metal Forming products consist primarily of engine, transmission, driveline and safety-critical components for traditional internal combustion engine and electric vehicle architectures including light vehicles, commercial vehicles and off-highway vehicles, as well as products for industrial markets.

Our contracts with customers, which are comprised of purchase orders and delivery releases issued by our customers, generally state the terms of the sale, including the quantity and price of each product purchased. Trade accounts receivable from our customers are generally due approximately 50 days from the date our customers receive our product. Our contracts typically do not contain variable consideration as the contracts include stated prices. We provide our customers with assurance type warranties, which are not separate performance obligations and are outside the scope of ASC 606. Refer to Note 10 - Commitments and Contingencies for further information on our product warranties.

Disaggregation of Net Sales

Net sales recognized from contracts with customers, disaggregated by segment and geographical location, are presented in the following table for the years ended December 31, 2024, 2023 and 2022. Net sales are attributed to regions based on the location of production. Intersegment sales have been excluded from the table.

	Twelve Months Ended December 31, 2024		
	Driveline	Metal Forming	Total
	(in millions)		
North America	$ 3,136.7	$ 1,308.1	$ 4,444.8
Asia	589.3	22.5	611.8
Europe	442.1	454.7	896.8
South America	83.8	87.7	171.5
Total	$ 4,251.9	$ 1,873.0	$ 6,124.9

	Twelve Months Ended December 31, 2023		
	Driveline	Metal Forming	Total
North America	$ 3,133.8	$ 1,303.2	$ 4,437.0
Asia	506.4	38.3	544.7
Europe	441.2	472.2	913.4
South America	95.1	89.3	184.4
Total	$ 4,176.5	$ 1,903.0	$ 6,079.5

	Twelve Months Ended December 31, 2022		
	Driveline	Metal Forming	Total
North America	$ 3,139.8	$ 1,301.4	$ 4,441.2
Asia	449.8	43.5	493.3
Europe	391.6	338.9	730.5
South America	82.3	55.1	137.4
Total	$ 4,063.5	$ 1,738.9	$ 5,802.4

Contract Assets and Liabilities

The following table summarizes our beginning and ending balances for accounts receivable and contract liabilities associated with our contracts with customers *(in millions)*:

	Accounts Receivable, Net	Contract Liabilities (Current)	Contract Liabilities (Long-term)
December 31, 2023	$ 818.5	$ 16.6	$ 70.4
December 31, 2024	**709.1**	**14.2**	**37.0**
Increase/(decrease)	$ (109.4)	$ (2.4)	$ (33.4)

Contract liabilities relate to deferred revenue associated with various settlements and commercial agreements for which we have future performance obligations to the customer. We recognize this deferred revenue into revenue over the life of the associated program as we satisfy our performance obligations to the customer. We do not have contract assets as defined in ASC 606.

During the twelve months ended December 31, 2024 and December 31, 2023 we amortized $18.7 million and $30.2 million, respectively, of previously recorded contract liabilities into revenue as we satisfied performance obligations with our customers.

In 2024, we were notified by a customer that AAM was no longer obligated to provide product for a vehicle program that was expected to launch in the future. Prior to this notification, we had capitalized $19.8 million of engineering, design and development (ED&D) costs into Other assets and deferred charges and had also recorded $19.8 million of ED&D reimbursements in Deferred revenue in our Consolidated Balance Sheet. As a result of this customer notification in the third quarter of 2024, we removed these balances thereby reducing both Other assets and deferred charges and Deferred revenue by $19.8 million.

12. RESTRUCTURING AND ACQUISITION-RELATED COSTS

In 2022, we completed our acquisition of Tekfor and in 2023 we initiated certain restructuring actions associated with the acquired entities. We expect to incur restructuring costs associated with the acquired entities into 2025. In the first quarter of 2024, we initiated a global restructuring program (the 2024 Program) focused on optimizing our cost structure. We expect to incur costs under the 2024 Program into 2028.

A summary of our restructuring activity for the years 2024, 2023 and 2022 is shown below:

	Severance Charges		Implementation Costs		Total	
			(in millions)			
Accrual at January 1, 2022	$	0.7	$	2.7	$	3.4
Charges		3.5		18.2		21.7
Cash utilization		(1.8)		(19.5)		(21.3)
Accrual at December 31, 2022		2.4		1.4		3.8
Charges		7.2		11.1		18.3
Cash utilization		(6.6)		(10.8)		(17.4)
Accrual at December 31, 2023		3.0		1.7		4.7
Charges		**6.5**		**3.5**		**10.0**
Cash utilization		**(8.7)**		**(3.2)**		**(11.9)**
Accrual at December 31, 2024	$	**0.8**	$	**2.0**	$	**2.8**

As part of our restructuring actions during 2024, we incurred total severance charges of approximately $6.5 million, as well as implementation costs, consisting primarily of plant exit costs, of approximately $3.5 million. In 2024, we incurred $0.5 million of costs related to restructuring actions associated with Tekfor and $9.5 million of restructuring costs under the 2024 Program. We have incurred $2.6 million of total costs related to restructuring actions associated with Tekfor. Approximately $4.6 million of our total restructuring costs in 2024 related to our Driveline segment and these costs were primarily associated with the closure of our Glasgow Manufacturing Facility in the United Kingdom, which is part of the 2024 Program. Approximately $1.9 million of our total restructuring costs in 2024 related to our Metal Forming segment, while the remainder were corporate costs.

In 2023, we incurred severance charges of approximately $7.2 million, as well as implementation costs, consisting primarily of plant exit costs and professional fees, of approximately $11.1 million. Approximately $4.9 million and $11.3 million of our total restructuring costs in 2023 related to our Driveline and Metal Forming segments, respectively, while the remainder were corporate costs.

In 2022, we incurred severance charges of approximately $3.5 million, as well as implementation costs, consisting primarily of plant exit costs and professional fees, of approximately $18.2 million. Approximately $1.6 million and $14.3 million of our total restructuring costs in 2022 related to our Driveline and Metal Forming segments, respectively, while the remainder were corporate costs.

We expect to incur approximately $20 million to $30 million of total restructuring charges in 2025 associated with the 2024 Program and our continued restructuring actions associated with Tekfor.

In 2024, we incurred acquisition-related costs associated with our pending combination with Dowlais and integration costs associated with our acquisition of Tekfor. Additionally, in 2023 we incurred integration costs associated with our acquisition of Tekfor. In 2022, we incurred acquisition and integration costs associated with Tekfor, and we also incurred integration costs associated with our 2021 acquisition of a manufacturing facility in Emporium, Pennsylvania. The following table represents a summary of charges incurred in 2024, 2023 and 2022 associated with acquisition and integration costs:

	Acquisition-Related Costs	Integration Expenses	Total
	(in millions)		
2024 Charges	$ 5.7	$ 2.3	$ 8.0
2023 Charges	—	6.9	6.9
2022 Charges	6.0	2.5	8.5

Acquisition-related costs primarily consist of advisory, legal, accounting, valuation and certain other professional or consulting fees incurred. Integration expenses primarily reflect costs incurred for information technology infrastructure and enterprise resource planning systems, and consulting fees incurred in conjunction with integration activities.

Total restructuring charges and acquisition-related charges of $18.0 million, $25.2 million and $30.2 million are shown on a separate line item titled "Restructuring and acquisition-related costs" in our Consolidated Statements of Operations for 2024, 2023 and 2022, respectively.

13. INCOME TAXES

The components of income (loss) before income taxes are as follows:

	2024	2023	2022
	(in millions)		
U.S. loss	$ (54.7)	$ (212.5)	$ (57.0)
Non-U.S. income	117.5	188.0	123.3
Total income (loss) before income taxes	$ 62.8	$ (24.5)	$ 66.3

The following is a summary of the components of our provision for income taxes:

	2024	2023	2022
	(in millions)		
Current			
Federal	$ 10.3	$ 8.5	$ 11.7
State and local	0.9	0.9	1.3
Non-U.S.	56.7	38.0	21.8
Total current	$ 67.9	$ 47.4	$ 34.8
Deferred			
Federal	$ (31.2)	$ (38.5)	$ (23.2)
State and local	—	(0.5)	0.1
Non-U.S.	(8.9)	0.7	(9.7)
Total deferred	$ (40.1)	$ (38.3)	$ (32.8)
Total income tax expense	$ 27.8	$ 9.1	$ 2.0

The following is a reconciliation of income taxes calculated at the U.S. federal statutory income tax rate of 21% in 2024, 2023 and 2022 to our provision for income taxes:

	2024	2023	2022
	(in millions)		
Federal statutory	$ 13.2	$ (5.1)	$ 13.9
Non-U.S. income taxes	2.4	(14.9)	(14.7)
Change in enacted tax rate	—	0.2	—
State and local	(0.8)	(7.5)	2.4
Tax credits	(29.3)	(14.2)	(9.6)
Valuation allowance	20.9	45.0	9.5
Withholding taxes	5.6	7.3	4.4
U.S. tax on unremitted non-U.S. earnings	0.9	0.5	1.6
Global intangible low-taxed income (GILTI)	6.0	15.3	6.4
Foreign derived intangible income deduction	—	(0.1)	(13.9)
Uncertain tax positions	0.8	1.3	3.8
Return to provision adjustments	(8.0)	2.0	(5.6)
Permanent adjustments	10.1	3.3	7.7
Income from branch subsidiaries	9.1	—	—
Reorganization and restructuring actions	(2.3)	(26.1)	—
Other	(0.8)	2.1	(3.9)
Effective income tax expense	$ 27.8	$ 9.1	$ 2.0

In 2024, our effective income tax rate varied from the U.S. federal statutory rate primarily due to tax expense related to global intangible low-taxed income, as well as the impact of certain non-U.S. tax rates and non-U.S. withholding tax, partially offset by the impact of tax credits. Additionally, during the year ended December 31, 2024, we recognized an income tax benefit of $7.9 million as a result of elections made as part of our 2023 income tax return.

In 2023, our effective income tax rate varied from the U.S. federal statutory rate primarily as a result of approximately $36.1 million attributable to both increased valuation allowances on disallowed interest expense in the United States, as well as net income tax expense resulting from various changes in determinations related to the potential realization of deferred tax assets and the resulting establishment of, and release of, valuation allowances in certain non-U.S. jurisdictions. These income tax expenses were partially offset by a net income tax benefit of approximately $26.1 million resulting from various internal reorganization and restructuring actions during the year, which in turn was partially offset by the associated impact on our foreign derived intangible income and disallowed interest deductions in the U.S., as well as the impact of favorable non-U.S. tax rates and tax credits.

In 2022, our effective income tax rate varied from the U.S. federal statutory rate primarily as a result of recognizing a net income tax benefit of approximately $7.5 million due to changes in our determination related to the potential realization of deferred tax assets and the resulting release of a valuation allowance in a non-U.S. jurisdiction, as well as the benefit from foreign derived intangible income deductions in the U.S. In addition, our effective tax rate varies from the U.S. federal statutory rate as a result of the $13.6 million gain on bargain purchase of Tekfor, which was not subject to income tax.

As of December 31, 2024, we have refundable income taxes of approximately $24.8 million, $10.5 million of which is classified as Prepaid expenses and other and $14.3 million classified as Other assets and deferred charges on our Consolidated Balance Sheet, as compared to approximately $20.0 million classified as Prepaid expenses and other and $11.8 million classified as Other assets and deferred charges as of December 31, 2023. We also have income taxes payable of approximately $19.0 million and $10.6 million classified as Accrued expenses and other on our Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

The approximate tax effect of each significant type of temporary difference and carryforward that results in a deferred tax asset or liability is as follows:

	December 31,	
	2024	**2023**
	(in millions)	
Deferred tax assets		
Employee benefits	$ **111.5**	$ 112.1
Inventory	**36.9**	39.3
Net operating loss (NOL) carryforwards	**189.8**	173.1
Tax credit carryforwards	**31.2**	36.6
Capital allowance carryforwards	**12.3**	12.9
Capitalized expenditures	**103.6**	86.1
Interest carryforward	**81.5**	87.0
Operating lease liabilities	**27.3**	27.5
Other	**69.6**	71.3
Valuation allowances	**(288.8)**	(267.1)
Deferred tax assets	$ **374.9**	$ 378.8
Deferred tax liabilities		
Other intangible assets	$ **(115.2)**	$ (127.4)
Fixed assets	**(29.4)**	(48.1)
Operating lease right-of-use assets	**(26.9)**	(27.1)
Other	**(15.7)**	(23.3)
Deferred tax liabilities	$ **(187.2)**	$ (225.9)
Deferred tax assets, net	$ **187.7**	$ 152.9

Deferred tax assets and liabilities recognized in our Consolidated Balance Sheets are as follows:

	December 31,	
	2024	**2023**
	(in millions)	
U.S. federal and state deferred tax asset, net	$ **126.7**	$ 88.2
Other non-U.S. deferred tax asset, net	**61.0**	64.7
Deferred tax asset, net	$ **187.7**	$ 152.9

DEFERRED INCOME TAX ASSETS AND LIABILITIES AND VALUATION ALLOWANCES The deferred income tax assets and liabilities summarized above reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities for income tax purposes. ASC 740 - *Income Taxes* states that companies must measure deferred tax amounts at the rate at which they are expected to be realized.

As of December 31, 2024 and December 31, 2023, we had deferred tax assets from domestic and non-U.S. net operating loss and tax credit carryforwards of $233.3 million and $222.6 million, respectively. Approximately $118.4 million of the deferred tax assets at December 31, 2024 relate to NOL and tax credits that can be carried forward indefinitely with the remainder expiring between 2025 and 2044.

Accounting guidance for income taxes requires a deferred tax liability to be established for the U.S. tax impact of undistributed earnings of non-U.S. subsidiaries unless it can be shown that these earnings will be permanently reinvested outside the U.S. The undistributed earnings of our non-U.S. subsidiaries will generally not be taxed upon repatriation to the U.S. as these earnings will be treated as previously taxed income from either the one-time transition tax or GILTI, or they will be offset with a full dividends received deduction. We have provided deferred income taxes for the estimated non-U.S. income tax and applicable withholding taxes on earnings of subsidiaries expected to be distributed.

In accordance with the accounting guidance for income taxes, we review the likelihood that we will realize the benefit of deferred tax assets and estimate whether recoverability of our deferred tax assets is "more likely than not," based on forecasts of taxable income in the related tax jurisdictions. In determining the requirement for a valuation allowance, the historical results, projected future operating results based upon approved business plans, eligible carry forward periods, and tax planning opportunities are considered, along with other relevant positive and negative evidence. If, based upon available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded. During 2022 and 2023, we recorded a full valuation allowance against the deferred tax asset established for the current year estimated increase in disallowed interest expense deductions in the U.S., resulting in an increase in tax expense of approximately $15.7 million and $31.0 million, respectively. During 2024, we recorded a decrease in the valuation allowance against the deferred tax asset related to previously disallowed interest expense deductions in the U.S., resulting in a decrease in tax expense of approximately $5.3 million.

Further, due to the uncertainty associated with the potential impact of geopolitical conflicts or events, as well as macroeconomic factors, including sustained or increased inflation, renegotiated trade agreements, and tariffs or import restrictions, we may experience lower than projected earnings in certain jurisdictions in future periods and, as a result, it is reasonably possible that changes in valuation allowances could be recognized in future periods and such changes could be material to our financial statements.

During 2024, 2023 and 2022, we recorded a net tax expense of $26.0 million, $8.9 million and $0.6 million, respectively, resulting from net losses in certain jurisdictions with no corresponding tax benefit due to increases in our valuation allowance. These income tax expenses were impacted in 2024, 2023 and 2022 by a net tax expense (benefit) of $(5.1) million, $36.1 million, and $8.9 million, respectively, resulting from changes in determinations relating to the potential realization of deferred tax assets and the resulting establishment of, or release of, valuation allowances, as well as the increase in valuation allowances related to the disallowed U.S. interest expense deductions.

As of December 31, 2024 and December 31, 2023, we have a valuation allowance of $288.8 million and $267.1 million, respectively, related to net deferred tax assets in several non-U.S. jurisdictions and U.S. federal, state and local jurisdictions.

UNRECOGNIZED INCOME TAX BENEFITS   To the extent that we have uncertain tax positions, a determination is made as to whether such positions meet the "more likely than not" threshold. This threshold must be met in order to record any tax benefit and, to the extent that an uncertain tax position meets the "more likely than not" threshold, we have measured and recorded the highest probable benefit, and have established appropriate reserves for benefits that exceed the amount likely to be sustained upon examination.

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is as follows:

	Unrecognized Income Tax Benefits	Interest and Penalties
	(in millions)	
Balance at January 1, 2022	$ 21.2	$ 2.2
Increase in prior year tax positions	3.6	1.1
Decrease in prior year tax positions	(0.8)	—
Increase in current year tax positions	0.5	—
Tekfor acquisition	12.6	—
Foreign currency remeasurement adjustment	0.1	—
Balance at December 31, 2022	$ 37.2	$ 3.3
Increase in prior year tax positions	1.7	0.5
Decrease in prior year tax positions	(9.3)	(0.6)
Increase in current year tax positions	11.8	—
Settlement	(6.9)	(0.3)
Foreign currency remeasurement adjustment	0.7	—
Balance at December 31, 2023	$ 35.2	$ 2.9
Increase in prior year tax positions	**0.2**	**0.3**
Decrease in prior year tax positions	**(7.7)**	**—**
Increase in current year tax positions	**4.6**	**—**
Foreign currency remeasurement adjustment	**(1.3)**	**—**
Balance at December 31, 2024	**$ 31.0**	**$ 3.2**

At December 31, 2024 and December 31, 2023, we had $31.0 million and $35.2 million of gross unrecognized income tax benefits, respectively. In 2024 and 2023, we reduced our liability for unrecognized income tax benefits and related interest and penalties as a result of a change in estimate on previously recorded unrecognized tax benefits in certain jurisdictions.

In 2024, 2023, and 2022, we recognized a tax expense/(benefit) of $0.3 million, $(0.1) million and $1.1 million, respectively, related to interest and penalties in Income tax expense (benefit) on our Consolidated Statements of Operations. We have a liability of $3.2 million and $2.9 million related to the estimated future payment of interest and penalties at December 31, 2024 and 2023, respectively. The amount of the unrecognized income tax benefits, including interest and penalties, as of December 31, 2024 that, if recognized, would affect the effective tax rate is $34.2 million.

We operate in multiple jurisdictions throughout the world and the income tax returns of several subsidiaries in various tax jurisdictions are currently under examination. We are currently under a U.S. federal income tax examination for years 2015 through 2022. Generally, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities prior to 2015. Based on the status of ongoing tax audits and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of changes, if any, to previously recorded uncertain tax positions. Negative or unexpected outcomes of tax examinations and audits, and any related litigation, could have a material adverse impact on our results of operations, financial condition and cash flows. We will continue to monitor the progress and conclusions of all ongoing audits and other communications with tax authorities and will adjust our estimated liability as necessary.

Other Income Tax Matters

Pending Tax Litigation

During their examination of our 2015 U.S. federal income tax return, the Internal Revenue Service (IRS) asserted that income earned by a Luxembourg subsidiary from its Mexican branch operations should be categorized as foreign base company sales income (FBCSI) under Section 954(d) of the Internal Revenue Code and recognized currently as taxable income on our 2015 U.S. federal income tax return. As a result of this assertion, the IRS issued a Notice of Proposed Adjustment (NOPA). AAM disagreed with the NOPA, believes that the proposed adjustment is without merit and contested the matter through the IRS's administrative appeals process. No resolution was reached in the appeals process and, in September 2022, the IRS issued a Notice of Deficiency. The IRS subsequently issued a Notice of Tax Due in December 2022 and AAM paid the assessed tax and interest of $10.1 million in January 2023. We filed a claim for refund for the amount of tax and interest paid related to this matter for the 2015 tax year and, in December 2023, we filed suit in the U.S. Court of Federal Claims.

We believe, after consultation with tax and legal counsel, that it is more likely than not that our structure did not give rise to FBCSI, and it's likely that we will be successful in ultimately defending our position. As such, we have not recorded any impact of the IRS's proposed adjustment in our consolidated financial statements as of, and for the years ended, December 31, 2024 and December 31, 2023, with the exception of the cash payment and associated income tax receivable of $10.1 million paid by AAM to the IRS in 2023. As of December 31, 2024, in the event AAM is not successful in defending its position, the potential additional income tax expense, including estimated interest charges, related to tax years 2015 through 2023, is estimated to be in the range of approximately $315 million to $365 million.

In July 2024, the IRS issued to AAM additional NOPAs for this matter for each of the tax years 2016 through 2019. The issuance of these NOPAs does not impact the aforementioned estimated range of potential income tax expense and interest charges and does not alter AAM's belief that it is more likely than not that our structure did not give rise to FBCSI and that it's likely that we will be successful in ultimately defending our position.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. EARNINGS (LOSS) PER SHARE (EPS)

We present EPS using the two-class method. This method allocates undistributed earnings between common shares and non-vested share-based payment awards that entitle the holder to non-forfeitable dividend rights. Our participating securities are our non-vested restricted stock units.

The following table sets forth the computation of our basic and diluted EPS available to shareholders of common stock (excluding participating securities):

	2024	2023	2022
	(in millions, except per share data)		
Numerator			
Net income (loss)	$ 35.0	$ (33.6)	$ 64.3
Less: Net income attributable to participating securities	(1.2)	—	(2.7)
Net income (loss) attributable to common shareholders - Basic and Dilutive	$ 33.8	$ (33.6)	$ 61.6
Denominators			
Basic common shares outstanding -			
Weighted-average shares outstanding	121.7	120.3	119.4
Less: Weighted-average participating securities	(4.2)	(3.7)	(4.9)
Weighted-average common shares outstanding	117.5	116.6	114.5
Effect of dilutive securities -			
Dilutive stock-based compensation	0.2	—	1.0
Diluted shares outstanding -			
Adjusted weighted-average shares after assumed conversions	117.7	116.6	115.5
Basic EPS	$ 0.29	$ (0.29)	$ 0.54
Diluted EPS	$ 0.29	$ (0.29)	$ 0.53

Basic and diluted loss per share are the same in 2023 because the effect of potentially dilutive stock-based compensation would have been antidilutive. Excluded potentially dilutive shares were 0.3 million in 2023.

15. LEASING

When an agreement grants us the right to substantially all of the economic benefits associated with an identified asset, and we are able to direct the use of that asset throughout the term of the agreement, we have a lease. We lease certain facilities, manufacturing machinery and equipment under finance leases, and we also lease certain commercial office and production facilities, manufacturing machinery and equipment, vehicles and other assets under operating leases. Some of our leases include options to extend or terminate the leases and these options have been included in the relevant lease term to the extent that they are reasonably certain to be exercised.

The lease consideration for some of our facilities and machinery and equipment is variable, as it is based on various indices or usage of the underlying assets, respectively. Variable lease payments based on indices have been included in the related right-of-use assets and lease liabilities on our Consolidated Balance Sheets, while variable lease payments based on usage of the underlying asset have been excluded as they do not represent present rights or obligations.

Lease cost consists of the following:

	Twelve Months Ended December 31,		
	2024	2023	2022
	(in millions)		
Finance lease cost			
Amortization of right-of-use assets	$ 11.1	$ 12.3	$ 9.9
Interest on lease liabilities	4.6	5.1	4.7
Total finance lease cost	15.7	17.4	14.6
Operating lease cost	31.5	30.9	32.6
Short-term lease cost	1.4	2.1	1.4
Variable lease cost	4.6	5.8	5.6
Total lease cost	$ 53.2	$ 56.2	$ 54.2

For the year ended December 31, 2024, $31.8 million and $5.7 million were recorded to COGS and Selling, general and administrative expenses (SG&A), respectively, related to our operating leases, on our Consolidated Statements of Operations, as compared to $33.4 million and $5.4 million, respectively, for the year ended December 31, 2023 and $31.8 million and $7.8 million, respectively, for the year ended December 31, 2022.

The following table summarizes additional information related to our lease agreements.

	Twelve Months Ended December 31,		
	2024	2023	2022
	(in millions, except lease term and rate)		
Cash paid for amounts included in measurement of lease liabilities			
Operating cash flows from finance leases	$ 4.6	$ 5.1	$ 4.7
Operating cash flows from operating leases	35.4	36.1	37.6
Financing cash flows from finance leases	11.1	13.7	11.2
Weighted-average remaining lease term - finance leases	12.4 years	12.7 years	13.1 years
Weighted-average remaining lease term - operating leases	7.2 years	7.9 years	8.4 years
Weighted-average discount rate - finance leases	5.1 %	5.0 %	4.9 %
Weighted-average discount rate - operating leases	6.6 %	6.4 %	5.4 %

As the rate implicit in the lease is typically unknown, the discount rate used to determine the lease liability for the majority of our leases is the collateralized incremental borrowing rate in the applicable geographic area for a similar term and amount as the lease agreement.

Future undiscounted minimum payments under non-cancelable leases are as follows:

	Finance Leases	Operating Leases
	(in millions)	
2025	$ 12.3	$ 29.4
2026	11.2	23.5
2027	9.5	17.9
2028	8.2	13.6
2029	8.0	11.7
Thereafter	63.1	44.5
Total future undiscounted minimum lease payments	112.3	140.6
Less: Impact of discounting	(27.6)	(27.9)
Total	$ 84.7	$ 112.7

The right-of-use assets and lease liabilities recorded on our Consolidated Balance Sheets are as follows:

	December 31, 2024		December 31, 2023	
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
	(in millions)		*(in millions)*	
Property, plant and equipment, net	$ 88.1	$ —	$ 102.4	$ —
Operating lease right-of-use assets	—	110.3	—	115.6
Total	$ 88.1	$ 110.3	$ 102.4	$ 115.6
Current portion of operating lease liabilities	$ —	$ 22.8	$ —	$ 21.9
Accrued expenses and other	8.3	—	11.2	—
Long-term portion of operating lease liabilities	—	89.9	—	95.5
Postretirement benefits and other long-term liabilities	76.4	—	87.3	—
Total	$ 84.7	$ 112.7	$ 98.5	$ 117.4

Leases Not Yet Commenced

As of December 31, 2024, we have not entered into any additional leases that have not yet commenced that we consider material.

16. MANUFACTURING FACILITY FIRE AND INSURANCE RECOVERY

On September 22, 2020, a significant industrial fire occurred at our Malvern Manufacturing Facility in Ohio (Malvern Fire). All associates were evacuated safely and without injury and we were able to maintain continuity of supply to our customers without any significant disruptions. In the fourth quarter of 2022, we finalized the claim with our insurance providers. In January 2023, we collected the final $24.0 million associated with this claim, of which $7.0 million has been presented as an operating cash inflow and $17.0 million has been presented as an investing cash inflow in our Consolidated Statement of Cash Flows for the year ended December 31, 2023. There was no impact on our Consolidated Statement of Operations for the year ended December 31, 2023. The amounts detailed in this footnote represent the final claim eligible expenses and recoveries associated with the Malvern Fire.

We incurred $55.1 million of total charges associated with the Malvern Fire, primarily related to site services and clean-up, transportation and freight, asset repairs and other costs incurred to resume or relocate operations and ensure continuity of supply to our customers. In addition, we recorded a total of $27.0 million of costs primarily associated with the write-down of PP&E as a result of damage from the fire. We recorded total insurance recoveries and received total reimbursements under our insurance policies of $123.3 million, of which $11.1 million was received in 2020, $59.1 million was received in 2021, $29.1 million was received in 2022 and $24.0 million was received in 2023.

The Malvern Fire had no impact on our consolidated financial statements, results of operations or cash flows for the year ended December 31, 2024.

17. SEGMENT AND GEOGRAPHIC INFORMATION

Our business is organized into Driveline and Metal Forming segments, with each representing a reportable segment under ASC 280 - *Segment Reporting*. The results of each segment are regularly reviewed by the chief operating decision maker (CODM) to assess the performance of the segment and make decisions regarding the allocation of resources to the segments. Our CODM is our Chief Executive Officer.

Our product offerings by segment are as follows:

- Driveline products consist primarily of front and rear axles, driveshafts, differential assemblies, clutch modules, balance shaft systems, disconnecting driveline technology, and electric and hybrid driveline products and systems for light trucks, SUVs, CUVs, passenger cars and commercial vehicles; and
- Metal Forming products consist primarily of engine, transmission, driveline and safety-critical components for traditional internal combustion engine and electric vehicle architectures including light vehicles, commercial vehicles and off-highway vehicles, as well as products for industrial markets.

We use Segment Adjusted EBITDA as the measure of earnings to assess the performance of each segment and determine the resources to be allocated to the segments. We define EBITDA to be earnings before interest expense, income taxes, depreciation and amortization. Segment Adjusted EBITDA is defined as EBITDA for our reportable segments excluding the impact of restructuring and acquisition-related costs, debt refinancing and redemption costs, gains or losses on equity securities, pension curtailment and settlement charges, impairment charges and non-recurring items.

	Year Ended December 31, 2024			
	Driveline	**Metal Forming**	**Corporate and Eliminations**	**Total**
	(in millions)			
Sales	$ 4,253.3	$ 2,414.3	$ —	$ 6,667.6
Less: Intersegment sales	1.4	541.3	—	542.7
Net external sales	$ 4,251.9	$ 1,873.0	$ —	$ 6,124.9
Cost of goods sold (a)	3,392.8	1,623.8	—	5,016.6
Selling, general and administrative expenses (b)	287.9	79.3	—	367.2
Other segment expense (income), net (c)	(7.0)	(1.1)	—	(8.1)
Segment adjusted EBITDA	$ 578.2	$ 171.0	$ —	$ 749.2
Depreciation and amortization	$ 246.5	$ 223.2	$ —	$ 469.7
Capital expenditures	$ 140.3	$ 103.5	$ 4.2	$ 248.0
Total assets	$ 2,420.6	$ 1,636.8	$ 1,002.5	$ 5,059.9

(a) Cost of goods sold excludes depreciation and amortization, which was $210.2 million for Driveline and $156.7 million for Metal Forming for the year ended December 31, 2024.

(b) Selling, general and administrative expenses excludes depreciation, which was $16.4 million for Driveline and $3.5 million for Metal Forming for the year ended December 31, 2024.

(c) Other segment expense (income), net primarily consists of the net impact of interest income and foreign exchange gains and losses.

	Year Ended December 31, 2023							
		Driveline		**Metal Forming**		**Corporate and Eliminations**		**Total**
Sales	$	4,176.7	$	2,454.3	$	—	$	6,631.0
Less: Intersegment sales		0.2		551.3		—		551.5
Net external sales	$	4,176.5	$	1,903.0	$	—	$	6,079.5
Cost of goods sold (a)		3,396.1		1,676.9		—		5,073.0
Selling, general and administrative expenses (b)		263.2		84.1		—		347.3
Other segment expense (income), net (c)		(26.4)		(7.7)		—		(34.1)
Segment adjusted EBITDA	$	543.6	$	149.7	$	—	$	693.3
Depreciation and amortization	$	260.3	$	226.9	$	—	$	487.2
Capital expenditures	$	105.9	$	80.1	$	8.6	$	194.6
Total assets	$	2,554.3	$	1,788.7	$	1,013.3	$	5,356.3

(a) Cost of goods sold excludes depreciation and amortization, which was $222.7 million for Driveline and $159.5 million for Metal Forming for the year ended December 31, 2023.

(b) Selling, general and administrative expenses excludes depreciation, which was $16.0 million for Driveline and $3.6 million for Metal Forming for the year ended December 31, 2023.

(c) Other segment expense (income), net primarily consists of the net impact of interest income and foreign exchange gains and losses.

	Year Ended December 31, 2022							
		Driveline		**Metal Forming**		**Corporate and Eliminations**		**Total**
Sales	$	4,063.5	$	2,280.7	$	—	$	6,344.2
Less: Intersegment sales		—		541.8		—		541.8
Net external sales	$	4,063.5	$	1,738.9	$	—	$	5,802.4
Cost of goods sold (a)		3,305.0		1,404.4		—		4,709.4
Selling, general and administrative expenses (b)		256.4		70.2		—		326.6
Other segment expense (income), net (c)		(8.8)		27.9		—		19.1
Segment adjusted EBITDA	$	510.9	$	236.4	$	—	$	747.3
Depreciation and amortization	$	272.7	$	219.4	$	—	$	492.1
Capital expenditures	$	103.3	$	62.9	$	5.2	$	171.4
Total assets	$	2,542.0	$	1,900.3	$	1,027.1	$	5,469.4

(a) Cost of goods sold excludes depreciation and amortization, which was $232.0 million for Driveline and $156.1 million for Metal Forming for the year ended December 31, 2022.

(b) Selling, general and administrative expenses excludes depreciation, which was $14.8 million for Driveline and $3.7 million for Metal Forming for the year ended December 31, 2022.

(c) Other segment expense (income), net primarily consists of the net impact of interest income and foreign exchange gains and losses, as well as amounts related to the Malvern Fire and Tekfor acquisition.

Assets included in the Corporate and Eliminations column of the tables above represent AAM corporate assets, as well as eliminations of intercompany assets.

The following table represents a reconciliation of Segment Adjusted EBITDA to consolidated income (loss) before income taxes for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Segment adjusted EBITDA	$ **749.2**	$ 693.3	$ 747.3
Interest expense	**(186.0)**	(201.7)	(174.5)
Depreciation and amortization	**(469.7)**	(487.2)	(492.1)
Impairment charge	**(12.0)**	—	—
Restructuring and acquisition-related costs	**(18.0)**	(25.2)	(30.2)
Pension curtailment and settlement charges	**—**	(1.3)	—
Loss on equity securities	**(0.1)**	(1.1)	(25.5)
Debt refinancing and redemption costs	**(0.6)**	(1.3)	(6.4)
Malvern Fire insurance recoveries, net of charges	**—**	—	39.1
Acquisition-related fair value inventory adjustment	**—**	—	(5.0)
Gain on bargain purchase of business	**—**	—	13.6
Income (loss) before income taxes	$ **62.8**	$ (24.5)	$ 66.3

Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of production. Long-lived assets exclude deferred income taxes.

	December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net sales			
United States	$ **2,195.5**	$ 2,163.5	$ 2,148.0
Mexico	**2,249.3**	2,273.5	2,293.2
South America	**171.5**	184.4	137.4
China	**328.8**	271.6	280.0
All other Asia	**283.0**	273.1	213.3
Europe	**896.8**	913.4	730.5
Total net sales	$ **6,124.9**	$ 6,079.5	$ 5,802.4
Long-lived assets			
United States	$ **1,621.8**	$ 1,694.3	$ 1,778.9
Mexico	**739.8**	778.4	821.3
South America	**59.8**	75.8	71.2
China	**92.1**	110.9	130.1
All other Asia	**50.2**	79.2	80.5
Europe	**381.9**	441.7	475.0
Total long-lived assets	$ **2,945.6**	$ 3,180.3	$ 3,357.0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income Taxes — Refer to Notes 1 and 13 to the consolidated financial statements

Critical Audit Matter Description

The Company operates in many different geographic locations, including several non-U.S., state and local tax jurisdictions. Determining the provision for income taxes, the realizability of deferred tax assets and the recognition and measurement of tax positions requires management to make assumptions and judgments regarding the application of complex tax laws and regulations as well as projected future operating results, eligible carry forward periods, and tax planning opportunities.

The Company recorded an income tax expense of $27.8 million for the year ended December 31, 2024 and net deferred tax assets of $187.7 million, net of valuation allowances of $288.8 million, and unrecognized tax benefits and related interest and penalties of $34.2 million as of December 31, 2024. Accounting for income taxes requires management to make assumptions and judgments. Performing audit procedures to evaluate the reasonableness of management's assumptions and judgments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the provision for income taxes, the realizability of deferred tax assets and the recognition and measurement of tax positions included the following which were performed with the assistance of our income tax specialists, among others:

- We tested the effectiveness of controls over the Company's determination of the provision for income taxes, the realizability of deferred tax assets and the recognition and measurement of tax positions.

- We tested the provision for income taxes, including the effective tax rate reconciliation, permanent and temporary differences and uncertain tax positions, by evaluating communications with tax advisors and regulators, and testing the underlying data for completeness and accuracy.

- We evaluated the significant assumptions used by management in establishing and measuring tax-related assets and liabilities, including the application of recent tax laws and regulations, as well as forecasted taxable income, eligible carry forward periods and tax planning opportunities supporting the realizability of deferred tax assets.

- We evaluated the application of relevant tax laws and regulations and the reasonableness of management's assessments of whether certain tax positions are more likely than not of being sustained.

Goodwill Impairment Analysis — Refer to Notes 1 and 3 to the consolidated financial statements

Critical Audit Matter Description

The Company conducts its annual goodwill impairment test in the fourth quarter of each year, as well as whenever adverse events or changes in circumstances indicate a possible impairment. Fair value of each reporting unit is estimated based on a combination of discounted cash flows and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of each reporting unit. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, market comparables, future cash flows of the reporting units, and appropriate discount and long-term growth rates.

As a result of the Company's annual goodwill impairment test for the Driveline reporting unit in the fourth quarter of 2024, no impairment was identified.

The consolidated goodwill balance was $180.3 million as of December 31, 2024 which is attributed entirely to the Driveline reporting unit. The impairment test requires management to make assumptions to estimate the fair value of the reporting unit. Performing audit procedures to evaluate the reasonableness of management's assumptions related to market comparables, future cash flows, and discount and long-term growth rates required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to market comparables, future cash flows and discount and long-term growth rates included the following, among others:

- We tested the effectiveness of controls over the Company's goodwill impairment test and determination of related assumptions, including those over market comparables, future cash flows and discount and long-term growth rates.

- We evaluated management's ability to accurately forecast future cash flows within the goodwill impairment test, by comparing actual reporting unit results to management's historical forecasts.

- We evaluated the reasonableness of management's forecast of future cash flows by comparing the projected cash flows to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases, analyst and industry reports of the Company and companies in its peer group. With the assistance of our fair value specialists, we tested the underlying source information, and the mathematical accuracy of the forecasted cash flows within the fair value calculations.

- With the assistance of our fair value specialists, we evaluated the market comparables and discount and long-term growth rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developed a range of independent estimates and compared those to the rates selected by management.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 14, 2025

We have served as the Company's auditor since 1998.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)) were effective as of December 31, 2024.

Management Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of our consolidated financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

The audit report of our independent registered public accounting firm regarding internal control over financial reporting is included in Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the quarterly period ended December 31, 2024, our directors and officers (as defined in Rule 16a-1(f) of the Exchange Act) did not adopt, terminate or modify Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 401(b), (d), (e) and (f) of Regulation S-K about our executive officers is furnished in Part I of this Form 10-K, Annual Report under the caption "Executive Officers of AAM." All other information required by Item 10 is incorporated herein by reference from our Proxy Statement which we expect to file on or about March 20, 2025.

We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer and the senior financial executives who report directly to our Chief Financial Officer. This code of ethics is available on our website at *www.aam.com.* We will post on our website any amendment to or waiver from the provisions of the code of ethics or our code of business conduct that applies to executive officers or directors of the Company.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference from our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 under Items 404 and 407(a) of Regulation S-K is incorporated by reference from our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated by reference from our Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as a part of this report:

1. All Financial Statements

    Consolidated Statements of Operations
    Consolidated Statements of Comprehensive Income (Loss)
    Consolidated Balance Sheets
    Consolidated Statements of Cash Flows
    Consolidated Statements of Stockholders' Equity
    Notes to Consolidated Financial Statements
    Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

2. Financial Statement Schedules

    Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2024, 2023 and 2022 is filed as part of this Form 10-K.

    All other schedules have been omitted because they are not applicable or not required.

3. Exhibits

The following exhibits were previously filed unless otherwise indicated:

Number	Description of Exhibit
2.01	Agreement and Plan of Merger by and among American Axle & Manufacturing Holdings, Inc., ALPHA SPV I, Inc. and Metaldyne Performance Group Inc. (Incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K dated November 8, 2016.)
2.02	Unit Purchase Agreement, dated as of September 18, 2019, by and among American Axle & Manufacturing Holdings, Inc., Grede AcquisitionCo, Inc. and, for certain limited purposes, Grede TopCo, Inc. (Incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K dated September 18, 2019)
2.03	Rule 2.7 Announcement dated January 29, 2025 (Incorporated by reference to Exhibit 99.1 of Current Report on Form 8-K dated January 29, 2025)
2.04	Co-operation Agreement, dated January 29, 2025, between the Company and Dowlais (Incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K dated January 29, 2025)
3.01	Amended and Restated Certificate of Incorporation of American Axle & Manufacturing Holdings, Inc. (Incorporated by reference to Exhibit 3.2 filed with American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-8 dated September 1, 2017 (Registration No. 333-220300).)
3.02	Third Amended and Restated Bylaws of American Axle & Manufacturing Holdings, Inc. (Incorporated by reference to Exhibit 3.04 filed of Current Report on Form 8-K dated February 13, 2018.)

Number	Description of Exhibit
4.01	Specimen Certificate for shares of the Company's Common Stock
	(Incorporated by reference to Exhibit 4.01 filed with American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-1/A dated December 21, 1998 (Registration No. 333-53491).)
4.02	Form of Indenture, among American Axle & Manufacturing, Inc., American Axle & Manufacturing Holdings, Inc., as guarantor, certain subsidiary guarantors and U.S. Bank National Association, as trustee
	(Incorporated by reference to Exhibit 4.3 of Registration Statement on Form S-3 dated July 12, 2011.)
4.03	Indenture, dated as of November 3, 2011, among American Axle & Manufacturing, Inc., the Guarantors and U.S. Bank National Association, as trustee
	(Incorporated by Reference to Exhibit 4.1 of Current Report on Form 8-K dated October 31, 2011.)
4.04	Form of 6.50% Notes due 2027
	(Incorporated by Reference to Exhibit 4.3 of Current Report on Form 8-K dated March 23, 2017.)
4.05	First Supplemental Indenture, dated March 23, 2017 among American Axle & Manufacturing, Inc., Alpha SPV I, Inc., American Axle & Manufacturing Holdings, Inc., certain subsidiary guarantors and U.S. Bank National Association, as trustee
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated March 23, 2017.)
4.06	Second Supplemental Indenture, dated May 17, 2017 among American Axle & Manufacturing, Inc., Metaldyne Performance Group Inc., American Axle & Manufacturing Holdings, Inc. certain subsidiary guarantors and U.S. Bank National Association, as trustee
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated May 17, 2017.)
4.07	Registration Rights Agreement, dated as of March 23, 2017, among American Axle & Manufacturing, Inc., certain subsidiary guarantors and J.P. Morgan Securities LLC, as representative of the Initial Purchasers, in respect of the 6.50% Senior Notes due 2027
	(Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K dated March 23, 2017.)
4.08	Third Supplemental Indenture, dated March 23, 2018 among American Axle & Manufacturing, Inc., American Axle & Manufacturing Holdings, Inc., certain subsidiary guarantors signatory thereto and U.S. Bank National Association, as trustee
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated March 26, 2018.)
4.09	Form of 6.25% Notes due 2026
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated March 27, 2018.)
4.10	Form of 6.875% Notes due 2028
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated June 12, 2020)
4.11	Form of 5.00% Notes due 2029
	(Incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K dated August 19, 2021)
4.12	Fourth Supplemental Indenture, dated May 14, 2024, among American Axle & Manufacturing, Inc., American Axle & Manufacturing Holdings, Inc., certain subsidiary guarantors signatory thereto and U.S. Bank Trust Company, National Association, as trustee
	(Incorporated by reference to Exhibit 4.1 of Quarterly Report on Form 10-Q dated August 9, 2024)

Number	Description of Exhibit
*4.13	Description of Registered Securities
10.01	Asset Purchase Agreement, dated February 18, 1994, between AAM, Inc. and GM, and all amendments thereto
	(Incorporated by reference to Exhibit 10.01 filed with American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-1 dated May 26 1998 (Registration No. 333-53491).)
10.02	Lifetime Program Contract for GMT-900 Products, between GM and AAM, Inc.
	(Incorporated by reference to Exhibit 10.51 filed with American Axle & Manufacturing Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2003.)
++10.03	Letter Agreement dated April 22, 2004 by and between DaimlerChrysler Corporation and AAM, Inc.
	(Incorporated by reference to Exhibit 10.43 filed with American Axle & Manufacturing Holdings, Inc. Form 10-Q for the quarterly period ended June 30, 2004.)
++10.04	Letter Agreement between General Motors Corporation and American Axle & Manufacturing, Inc. dated June 29, 2007
	(Incorporated by reference to Exhibit 99.1 of Current Report on Form 8-K dated June 29, 2007.)
10.05	Agreement between General Motors Corporation and American Axle & Manufacturing, Inc. dated May 3, 2008, as amended May 16, 2008
	(Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated May 23, 2008.)
++10.06	Settlement and Commercial Agreement, dated as of September 16, 2009, among General Motors Company, American Axle & Manufacturing Holdings, Inc. and American Axle & Manufacturing, Inc.
	(Incorporated by reference to Exhibit 10.62 of Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)
‡10.07	Form of Restricted Stock Unit Award Agreement for Board of Directors under the 2012 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q dated May 2, 2014.)
‡10.08	Amended and Restated American Axle & Manufacturing Holdings, Inc. 2012 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 4.1 filed with American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-8 dated September 1, 2017 (Registration No. 333-220300).)
10.09	Collateral Agreement dated as of April 6, 2017 among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries of American Axle & Manufacturing Holdings, Inc. identified therein and JPMorgan Chase Bank, N.A., as Collateral Agent
	(Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K dated April 12, 2017.)
10.10	Guarantee Agreement dated as of April 6, 2017 among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent
	(Incorporated by reference to Exhibit 99.1 of Current Report on Form 8-K dated April 12, 2017.)
‡10.11	Amendment to American Axle & Manufacturing Holdings, Inc. Executive Deferred Compensation Plan (as amended and restated effective January 1, 2005, and as further amended prior to the date hereof)
	(Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K dated April 16, 2018.)

Number	Description of Exhibit
‡10.12	Amended and Restated Employment Agreement dated February 19, 2015 by and between the Company and David C. Dauch
	(Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated February 26, 2015.)
‡10.13	Amendments to the Amended and Restated Employment Agreement dated February 19, 2015 by and between the Company and David C. Dauch
	(Incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K dated April 16, 2018.)
‡10.14	American Axle & Manufacturing Holdings, Inc. Change in Control Plan
	(Incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q dated August 3, 2018.)
‡10.15	American Axle & Manufacturing, Inc. Amended and Restated Supplemental Executive Retirement Program Document
	(Incorporated by reference to Exhibit 10.29 of Annual Report on Form 10-K dated February 15, 2019)
‡10.16	Form of Restricted Stock Unit Award Agreement (Cliff Vesting) for Executive Officers under the 2018 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K dated March 8, 2019)
‡10.17	Form of Restricted Stock Unit Award Agreement (Cliff Vesting) for Non-Employee Directors under the 2018 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q dated May 8, 2020)
‡10.18	American Axle & Manufacturing Holdings, Inc. Executive Retirement Savings Plan
	(Incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q dated October 30, 2020)
‡10.19	Form of Performance Share Award (Free Cash Flow) for Executive Officers under the 2018 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q dated May 7, 2021
‡10.20	Form of Performance Unit Award (Free Cash Flow) for Executive Officers under the 2018 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q dated May 7, 2021)
‡10.21	Amended and Restated American Axle & Manufacturing Holdings, Inc. 2018 Omnibus Incentive Plan
	(Incorporated by reference to Exhibit 4.1 of Registration Statement S-8 dated June 30, 2021 (Registration No. 333-257572).)
10.22	Amended and Restated Credit Agreement, dated as of March 11, 2022 among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries of American Axle & Manufacturing Holdings, Inc. identified therein (for the limited purpose specified therein), each financial institution party thereto as a lender and JPMorgan Chase Bank, N.A., as Administrative Agent
	(Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K/A dated March 11, 2022)
10.23	Refinancing Facility Agreement No. 1, dated as of December 13, 2022 among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries of American Axle & Manufacturing Holdings, Inc. identified therein, each financial institution party thereto as a lender and JPMorgan Chase Bank, N.A., as Administrative Agent
	(Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated December 13, 2022)

Number	Description of Exhibit

‡10.24   American Axle & Manufacturing Holdings, Inc. Amended and Restated Executive Officer Severance Plan

        (Incorporated by reference to Exhibit 10.34 of Annual Report on Form 10-K dated February 17, 2023)

10.25   First Amendment to the Amended and Restated Credit Agreement, dated as of June 28, 2023, among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries of American Axle & Manufacturing Holdings, Inc. identified therein, each financial institution party thereto as a lender and JPMorgan Chase Bank, N.A., as Administrative Agent

        (Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated June 29, 2023)

‡*10.26   American Axle & Manufacturing Holdings, Inc. Amended and Restated 2018 Omnibus Incentive Plan - 2024 Incentive Compensation Program for Executive Officers

10.27   Form of Performance Share Award (Free Cash Flow) for Executive Officers

        (Incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q dated May 3, 2024)

10.28   Form of Performance Unit Award (Free Cash Flow) for Executive Officers

        (Incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q dated May 3, 2024)

10.29   Refinancing Facility Agreement No. 2, dated as of May 16, 2024, among American Axle & Manufacturing Holdings, Inc., American Axle & Manufacturing, Inc., certain subsidiaries of American Axle & Manufacturing Holdings, Inc. identified therein, each financial institution party thereto as a lender and JPMorgan Chase Bank, N.A., as Administrative Agent

        (Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated May 17, 2024)

10.30   Backstop Credit Agreement, dated January 29, 2025, among the Company, the Borrower, the Backstop Lenders and JPMorgan Chase Bank, N.A., as administrative agent

        (Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K dated January 29, 2025)

10.31   First Lien Bridge Facility, dated January 29, 2025, among the Company, the Borrower, the First Lien Bridge Lenders and JPMorgan Chase Bank, N.A., as administrative agent

        (Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K dated January 29, 2025)

10.32   Second Lien Bridge Facility, dated January 29, 2025, among the Company, the Borrower, the Second Lien Bridge Lenders and JPMorgan Chase Bank, N.A., as administrative agent

        (Incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K dated January 29, 2025)

*19   Insider Trading Policy

*21   Subsidiaries of the Registrant

*22   Subsidiary Guarantors and Issuers of Guaranteed Securities

*23   Consent of Independent Registered Public Accounting Firm

*31.1   Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act

*31.2   Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act

*32   Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Number	Description of Exhibit
97	American Axle & Manufacturing Holdings, Inc. Dodd-Frank Clawback Policy
	(Incorporated by reference to Exhibit 97 of Annual Report on Form 10-K dated February 16, 2024)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Extension Presentation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**104	Cover Page Interactive Data File (formatted in Inline XBRL contained in Exhibit 101)
	(All other exhibits are not applicable.)

++   Confidential Treatment Request Granted by the SEC
‡   Reflects Management or Compensatory Contract
*   Shown only in the original filed with the Securities and Exchange Commission
**   Submitted electronically with the original filed with the Securities and Exchange Commission

<h1>Schedule II - VALUATION AND QUALIFYING ACCOUNTS</h1>

	Balance at Beginning of Period	Additions - Charged to Costs and Expenses	Acquisitions and Disposals (a)	Deductions	Balance At End of Period
			(in millions)		
Year Ended December 31, 2022:					
Allowance for credit losses[1]	$ 2.2	$ 10.1	$ 1.0	$ 4.0	$ 9.3
Allowance for deferred taxes[3]	201.7	9.5	7.8	1.5	217.5
Inventory valuation allowance[2]	18.6	35.7	4.9	31.7	27.5
Year Ended December 31, 2023:					
Allowance for credit losses[1]	9.3	4.4	—	8.4	5.3
Allowance for deferred taxes[3]	217.5	54.5	—	4.9	267.1
Inventory valuation allowance[2]	27.5	22.1	—	17.5	32.1
Year Ended December 31, 2024:					
Allowance for credit losses[1]	5.3	3.7	—	6.5	2.5
Allowance for deferred taxes[3]	267.1	32.6	—	10.9	288.8
Inventory valuation allowance[2]	32.1	18.9	—	23.1	27.9

(a) *Amounts represent reserves recognized in conjunction with our acquisition of Tekfor in 2022.*

(1) *Uncollectible accounts charged off, net of recoveries.*

(2) *Primarily relates to write-offs of excess and obsolete inventories, as well as adjustments for physical quantity discrepancies.*

(3) *Primarily reflects an increase in valuation allowance related to certain U.S. federal tax attributes, as well as new net operating losses established with a corresponding valuation allowance at certain non-U.S. locations, partially offset by adjustments to previously established valuation allowances and foreign currency translation.*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

(Registrant)

/s/ James G. Zaliwski

James G. Zaliwski

Chief Accounting Officer

Date: February 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ David C. Dauch David C. Dauch	Chairman of the Board & Chief Executive Officer	February 14, 2025
/s/ Christopher J. May Christopher J. May	Executive Vice President & Chief Financial Officer	February 14, 2025
/s/ Elizabeth A. Chappell Elizabeth A. Chappell	Director	February 14, 2025
/s/ William L. Kozyra William L. Kozyra	Director	February 14, 2025
/s/ Peter D. Lyons Peter D. Lyons	Director	February 14, 2025
/s/ James A. McCaslin James A. McCaslin	Director	February 14, 2025
/s/ William P. Miller II William P. Miller II	Director	February 14, 2025
/s/ Aleksandra A. Miziolek Aleksandra A. Miziolek	Director	February 14, 2025
/s/ Herbert K. Parker Herbert K. Parker	Director	February 14, 2025
/s/ Sandra E. Pierce Sandra E. Pierce	Director	February 14, 2025
/s/ John F. Smith John F. Smith	Director	February 14, 2025
/s/ Samuel Valenti III Samuel Valenti III	Director	February 14, 2025

